SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 11, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original  Previously

Issued in Portuguese)

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2015 and 2014

2015 Financial Statements Table of Contents
Independent Auditors’ Report		F-3
Management Report		F-5
Balance Sheet		F-69
Income Statement		F-71
Statement of Comprehensive Income		F-72
Statement of Changes in Equity		F-73
Statements of Cash Flows		F-74
Statements of Value Added		F-76
Notes to the Financial Statements		F-77
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk Management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade receivables
10.	Related-party balances and transactions
11.	Water National Agency – ANA
12.	Investments
13.	Investment properties
14.	Intangible assets
15.	Property, plant and equipment
16.	Borrowings and financing
17.	Taxes and contribution
18.	Deferred taxes and contributions
19.	Provisions
20.	Employees benefits
21.	Services payable
22.	Equity
23.	Earnings per share
24.	Business segment information
25.	Operating revenue
26.	Operating costs and expenses
27.	Financial income and expenses
28.	Other operating income (expense), net
29.	Commitments
30.	Supplemental cash flow information
31	Events after the reporting period
Executive Officers’ Statement		F-195
Fiscal Council’s Report		F-197
Audit Committee’s Summarized Annual Report		F-198
Capital Budget		F-202

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo - SP

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), which comprise the balance sheet as of December 31, 2015, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2015, and its financial performance and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the statements of value added (DVA) for the year ended December 31, 2015, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies and as supplemental information for IFRS, which does not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 24, 2016

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2015 Management Report

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

MORE PREPARED AND RESILIENT FOR FACING FUTURE ADVERSITY

The occurrence of what was considered the worst drought ever registered in the History of the São Paulo Metropolitan Region (SPMR) could have triggered a social convulsion. Fortunately, this did not take place thanks to the populations’ brilliant collaboration, duly convinced of the need to save water. Also because Sabesp carried out strategic measures correctly ensuring, at the onset of the crisis, and in record time, the execution of a vast amount of emergency construction works to increase water supply as well as the operational flexibility of production systems.

Today, the SPMR is well prepared to face droughts of much greater proportion than those predicted in the water resource plans developed since the 1960s. Even if hydrological conditions as adverse as those undergone in the 2014-2015 biennium repeat themselves, water safety will be fully guaranteed when three other infrastructural constructions are completed: the first being the Ribeira River Basin (up to 6.4 m3/s); the second, the Paraíba do Sul River Basin (up to 8.5 m3/s); and the third, the Itapanhaú River Basin (up to 2.5 m3/s).

Reducing water losses is another fundamental task in the mission of guaranteeing supply safety. Throughout the past decade Sabesp has made an important effort in this direction. But we need to go further, however. The main initiative, already set into action in the Pegasus community, located in the municipality of Embu das Artes, consists of eliminating the “spaghetti” of tubes spread out through the alleys of settlements which despite being irregular are irreversibly established. However, the success of this initiative, which brought health and citenzenship to locations where people are otherwise deprived of public services, depends not only on Sabesp, but also on the City Government and Public Prossecution Office. The Catholic Church, which brought up the importance of sanitation as a theme in their Fraternity Campaign, is another important partner.  Their ecclesiastical base, which experiences the tough reality of these regions, is able to act as a facilitator in carrying out this work.

Prioritizing the infrastructural construction works that secures water safety inescapably implies in the postponing of other equally important investments that are less urgent. This scenario, however, does not exclude from our horizon the permanent search for the universalization of sewage collection and treatment in the operated regions. In 2015, the Company invested R$853.4 million in sanitary sewage works, including the construction of 226 thousand new sewage connections, totalizing   22.8 million people reached.

In the inland, we started up eight Sewage Treatment Plant (STP) and another 27 are under construction. In the SPMR, we reached in 2015 the mark of 4 thousand kms of pipelines in the sewage collection networks, branch collectors and interceptors within the Tietê Project (1992-2015). And on the Coastline cities, in 2015, R$172 million were invested with the Onda limpa program, the greatest sewage sanitation intervention in the Brazilian Coast.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Perfecting the efficiency in management and quality of the services provided implies an effective policy of valuing and training our employees, developing leadership and modernizing technology and internal processes.

Ethical, transparent and committed governance that regards accountability to society is another characteristic in permanent improvement based on a compliance program structured on practices referencing the main global requirements, including the Foreign Corrupt Practices Act (FCPA) and the law No. 12,846/2013 (Brazillian Anticorruption Act). In 2015, we also adhered to the Call to Action, a UN initiative in the scope of the Global Compact that incentivizes governments to establish anticorruption measures.

We are institutionally raising a flag for level A sanitation. There is no reason for us, as Brazilians, to be satisfied with a standard of civilization inferior to that which other countries have reached. In Sabesp, revenue comes only from the services offered in water and sewage. We cannot level the quality of services by the payment capacity of the poorest. We must economically protect this population by offering social tariffs. However, if we wish to improve the quality of our services, those with better conditions must pay more and demand more efficient services. Therefore companies must pursue profit because it is from profit that the necessary resources for investments and thus, improvements of the services offered to the population, will arise.

It is also necessary that society and its legal institutions understand that the objective of sanitation is to maximize social wellbeing with the resources available, prioritizing investments in water treatment and distribution, followed by sewage collection, and finally in sewage treatment. That is to say we must copy the developed countries which, in the stage we are now in, chose to put people’s health above any other consideration.

It is thus not very wise to use the scarce financial resources of sanitation companies to pay the so-called “environmental compensations”, fines destined to punish companies for the pollution of rivers or the ocean during the period in which the sewage was collected but not yet treated. Such fines and penalties have the effect of subtracting resources that are extremely necessary to expand the services and improve their quality.

Backtracking to the experience in the biennium of 2014-2015, there is no doubt that today both Company and society are stronger, more conscious and resilient to face future adversity. A crisis is an opportunity for improvement which cannot be wasted.

Jerson Kelman, Sabesp’s CEO

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AMONG THE WORLD’S LARGEST IN SERVED POPULATION

Founded in 1973 from the merger of different sanitation companies and under the guidelines of the National Sanitation Plan (Planasa), Companhia de Saneamento Básico do Estado de São Paulo (Sabesp) has as its mission “to provide sanitation services, contributing to improving quality of life and environment”. Also, it operates in accordance with sustainable development principles and with the environmental, social and economic policies of São Paulo State Government, its controlling shareholder.

As a publicly held mixed capital company headquartered in the municipality of São Paulo, the capital of São Paulo state, Brazil, the Company is governed by public and private Law standards and principles.

In accordance with the latest edition of the Pinsent Masons Water Yearbook (2012-2013), Sabesp is the largest sanitation company of the Americas and the fifth largest of the world in terms of population served.

In 2015, we disclosed a net revenue of approximately R$11.7 billion and a net income of R$536.3 billion. Assets totaled R$33.7 billion and market cap was R$12.9 billion on December 31, 2015. The Company supplies water to 28.6 million people (25.5 million directly and 3.1 million residents in the five municipalities served by the wholesale market) and collects the sewage generated by 22.8 million people. Sabesp’s services cover approximately 68% of the urban population of the state of São Paulo.

The Company’s structure is divided into five executive areas, in addition to the CEO, two of which are operational, divided into 17 business units throughout the State. The Company operates 235 water treatment plants and 539 sewage treatment plants, including 9 ocean outfalls. Water and sewage distribution networks are 71.7 kilometers and 48.8 kilometers long, respectively. The Company currently has 14,223 employees, whose total productivity was 1,074 connections per employee.

Currently the Company operates water and sewage services in 365 municipalities in the State of São Paulo, including the municipality of Santa Isabel, in which operations were initiated in January 2016. Besides that, it also partially serves the municipality of Mogi das Cruzes. In addition, the Company supplies wholesale water to five other municipalities located in the São Paulo metropolitan region (SPMR), four of which also used sewage treatment services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In another three municipalities of the State of São Paulo, Sabesp is partner of Águas de Castilho S.A., Águas de Andradina S.A. and Saneaqua Mairinque S.A., which provide water and sewage services and, in the municipality of Mogi Mirim (SP). It is also a partner in SESAMM – Serviços de Saneamento de Mogi Mirim S.A., which is engaged in the modernization, implementation and management of the sewage treatment system. In 2015, SABESP contributed R$2.5 million in Águas de Andradina, which corresponds to its share in that investee.

Sabesp also produces, supplies and sells reused water obtained through the effluent treatment, which takes place directly in its own plants, as a partner in Aquapolo Ambiental, which supplies the Petrochemical Center of Capuava. In the segment of non-domestic sewage, the Company partners with Estre Ambiental, in the company Attend Ambiental.

In 2015, Sabesp also began working in the electric energy sector. For further information please consult the “Strategy and Vision of the Future” segment of this Report.

The control, oversight and regulation, including tariff regulation, of our operations are mostly carried out by the São Paulo State Sanitation and  Energy Regulatory Agency - Arsesp.

The Company’s shares – all common voting shares – are traded on the Novo Mercado listing segment of the São Paulo Securities, Commodities and Futures Exchange (BM&FBovespa) under the code SBSP3 and on the New York Stock Exchange (NYSE), as American Depositary Receipts (Level III ADR), under the code SBS. The Company is still part of the main BM&FBovespa indices.

On December 31, 2015, the Company had 4,185 shareholders registered on the BM&FBovespa and its capital stock was composed as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

INDICATORS

Indicators	Unit	2015	2014	2013	2012	2011
Services
Water coverage ratio		Close to universal access(1)
Sewage collection coverage ratio	%	86	85	84	83	82
Collected sewage treatment coverage ratio(2)%		78	77	78	77	76
Resident population served by water supply	thousand inhabitants	25,537	25,264	24,560	24,249	23,911
Resident population served by sewage collection	thousand inhabitants	22,793	22,353	21,483	20,992	20,498
Positive customer satisfaction perception(3)%		75	80	89	89	92
Operational
Water connections	thousand	8,420	8,210	7,888	7,679	7,481
Sewage connections	thousand	6,861	6,660	6,340	6,128	5,921
Water network(4)	km	71,705	70,800	69,619	67,647	66,389
Sewage network(4)	km	48,774	47,992	47,103	45,778	45,073
WTP – Water Treatment Plants	un	235	235	232	214	212
Wells	un	1,085	1,055	1,083	1,079	1,102
STP – Sewage Treatment Plants	un	539	524	509	502	490
Water Billed Loss Index (5)%		16.4	21.3	24.4	25.7	25.6
Water Metered Loss Index (6)%		28.5	29.8	31.2	32.1	32.0
Water Loss per Connection (7)	liters per connection per day	258	319	372	392	395
Water Meter Index (8)%		99.97	99.97	99.97	99.97	99.97
Water produced volume	million m3	2,466	2,840	3,053	3,059	2,992
Water micro-measured volume at retail	million m³	1,397	1,573	1,624	1,601	1,557
Water billed volume at wholesale	million m³	216	247	299	298	297
Water billed volume at retail	million m³	1,698	1,812	1,835	1,796	1,747
Sewage billed volume	million m³	1,481	1,562	1,579	1,535	1,486
Number of employees (9)	un	14,223	14,753	15,015	15,019	14,896
Operational productivity	Connections/ employee	1,074	1,008	948	919	900
Financial
Gross revenue	R$ million	12,283.5	11,823.4	11,984.8	11,391.2	10,529.7
Net revenue	R$ million	11,711.6	11,213.2	11,315.6	10,737.6	9,927.4
Adjusted EBITDA (10)	R$ million	3,974.3	2,918.7	4,006.6	3,605.0	3,371.0
Adjusted EBITDA margin	% of net revenue	33.9	26.0	35.4	33.6	34.0
Adjusted EBITDA margin excluding construction revenue and cost	% of net revenue	46.6	34.4	44.6	43.0	43.2
Operating result (11)	R$ million	3,044.0	1,910.7	3,138.8	2,843.3	2,512.0
Operating margin (11)	% of net revenue	26.0	17.0	27.7	26.5	25.3
Result (net income/loss)	R$ million	536,3	903.0	1,923.6	1,911.9	1,380.9
Net margin	% of net revenue	4.6	8.1	17.0	17.8	13.9
Net debt/adjusted EBITDA	multiple	2.9	3.1	1.9	1.9	1.9
Net debt/equity (12)%	83.7	68.1		59.3	61.8	59.6
Investment (13)	R$ million	3,481.8	3,210.6	2,716.0	2,535.6	2,440.2

(1)          99% and above.

(2)          For methodological reasons, it includes a margin variation of 2 percentage points up and down

(3)          Survey conducted by gMR-Inteligência & Pesquisa in 2015. (5,850 interviews in the entire operating basis, with a 1% margin of error and a confidence interval of 95%).

(4)          Includes water mains, branch collectors, interceptors and outfalls.

(5)          Includes real (or physical) loss and apparent (or nonphysical) loss. The percentage of water loss represents the resulting ratio between the (i) Billed Volume Lost and the (ii) Volume of Water Produced. The Billed Volume Lost corresponds to: Volume of Water Produced MINUS Billed Volume MINUS Volume of uses. The Volume of Uses corresponds to: water used in regular maintenance of pipelines and water reservoirs; water used in municipalities, for example in firefighting; and water supplied to irregular settlements.

(6)          Includes real (or physical) loss and apparent (or nonphysical) loss. The percentage of water loss represents the resulting ratio between the (i) Measured Volume Lost and the (ii) Volume of Water Produced. The Measured Volume Lost corresponds to: Volume of Water Produced MINUS Measured Volume MINUS Volume of Uses. The Volume of Uses corresponds to:  water used in regular maintenance of pipelines and water reservoirs; water used in municipalities, for example in firefighting; and water supplied to irregular settlements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(7)          Calculated by dividing the Measured Volume Lost a year by the average amount of active water connections, divided by the number of days in the year.

(8)          Connections with Water Meter / Total Connections

(9)          Number of own employees. Excludes employees assigned to other entities.

(10)        Adjusted EBITDA corresponds to earnings before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) the financial result; and (iv) other operating expenses, net.

(11)        Excludes finance income and expenses.

(12)        Net debt includes debt less cash and cash equivalents.

(13)        Excludes financial commitments assumed in the program contracts (R$139 million, R$155 million, R$65 million, R$116 million and R$177 million, in 2011, 2012, 2013, 2014 and 2015, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

 CORPORATE GOVERNANCE

The ethical values that underpin Sabesp’s actions in its relationships with its stakeholders are set forth in its Code of Ethics, reformulated in 2014 with the objective of giving a better breakdown and clarifying the values and ethical conduct adopted by the Company, as well as to address issues brought up in new legislation and business practices, as for example, anticorruption laws and conflicts of interest. In order to comply with the dispositions of the Code and ensure ethical commitment of employees, the Committee of Ethical Conduct was created in 2005, acting preemptively to disseminate and update the Code, as well as correctively in cases of noncompliance and eventual infractions.

                   Sabesp has tools, guidelines and internal areas which support the preservation of its ethical conduct: A Whistle-Blowing channel (which also receives anonymous complaints), the Business Procedure for Determination of Liability, Audit Superintendence, Ombudsman, Citizen Information Service (SIC) and Compliance.

In 2015 more than 210 thousand records were processed in the Company, amongst which were: requests for information, complaints, compliments, criticisms, suggestions and complaints.  Specifically regarding complaints, 108 were recorded, of which 58% were cleared and 42% are being analyzed. Out of the total, 13% relates to improper behavior, such as harassment, discrimination, persecution and unfair treatment. For the total amount of complaints considered justifiable, 20 direct or outsourced employees were punished, (3 warnings, 4 suspensions and 13 dismissals).

The Ombudsman is a qualified channel for relating to our clients, in order to deal with complaints, suggestions, criticisms and information, working through two fronts:

- As a final Instance of defense, and attending in a second instance those who,  for some reason, were not satisfied or attended to within the correct stipulated period during initial contact with Sabesp;

- Last instance of defense of the Company’s image, working together with consumer protection bodies and non-governmental organizations, as well as taking on complaints passed along from other public entities and ombudsman.

The content analysis of this information via reports allows the ombudsman to counsel Senior Management as well as other departments in the Company regarding the immediate adoption of measures to face emerging demands as well as implanting improvements in processes and service providing.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In 2015, after five years off the PROCON list, Sabesp showed up on the state ranking, in 43rd place. The water crises along with the adoption of necessary confrontation measures, such as the Bonus and Contingency Tariff, resulted in 86 complaints recorded and ranked by the organism of consumer protection (PROCON). It is worth highlighting that, as always, each complaint was individually addressed to ensure the best solution for the parties involved.

In compliance with the principle of transparency in business and the Law of Access to Information (LAI) (Federal Law No. 12,527/2011 and State Decree No 58,052/2012), Sabesp made available the Citizen Information Service – SIC, that consists of a channel for citizens attendance that establishes the right of access to information from public administration.

The Company’s minimum information, required by said legislation, is available on www.sabesp.com.br, under the SIC link, in the top menu, and there is a channel for citizens to request other informaiton. In addition to the website, citizens can calso obtain information in person at Rua Costa Carvalho, 300.

Through SIC, the Company helps spread transparency and its goal is to migrate from a passive attitude that waits to be sought out to provide information to a more active attitude of identifying society’s needs even before being asked.

Throughout 2015, 610 requests for information were attended to, all registered online or by phone calls. Of this total, 93% were fully settled on initial request.

Combat of corruption

In January 2014, Federal Law No. 12,846/2013, known as Anti-corruption Law, came into effect in Brazil introducing the concept of strict liability for private legal entities in the country, involved in corruption acts in the administrative and civil spheres. Besides complying with the Brazilian Anticorruption Law, due to having its ADRs traded in the New York Stock Market, Sabesp is also subject to the Foreign Corrupt Practices Act (FCPA), a similar law effective in the United States since 1977. In accordance with this law, companies may be held liable even if the corruption acts are practiced by commercial agents, representatives or other parties acting on their behalf, both in the United States and outside that country.

In this line, Sabesp, committed to conducting its business in a  legal ethical, transparent and professional manner, and respecting the people and the environment, included in its Code of Ethics provisions against corruption, extending it to its employees, suppliers, partners and third-party representatives, the obligation to understand, accept and execute these guidelines.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Sabesp’s compliance program is in line with the recommendations of the Organization for Economic Co-operation and Development (OCDE), the United Nations Office on Drugs and Crime (UNODC) and the World Bank. Because we are a mixed capital company, the program deals with two different scenarios, the passive and active corruption, and is structured based on Senior Management’s Commitment; Functional Structuring; Values, Conduct and Whistle-blowing  Channel; Relationships with Third-parties; Governance and Internal Controls; Risk Management; and Training and Communication.

In 2015, SABESP continued to develop and implement action plans guided by the analysis of corruption and corporate fraud risks, prioritizing the processes subject to greater vulnerability.

The Company also contracted consultancy services with the goal of carrying out a meticulous analysis of the adherence level of the Sabesp Compliance Program to the requirements expected by the controlling bodies, in order to facilitate the outlining of plans to improve the program.

Taking into account that the most effective tool against corruption is reached through the companies, governments and civil society organizations’ joint efforts, Sabesp is part of the Work Group of Anti-corruption Work from the UN’s Global Compact and the Anti-corruption and Compliance Commission of OAB/SP Pinheiros, and also collaborates with the actions developed by the São Paulo State Government.

We can also highlight Sabesp’s commitment to the Global Compact’s international initiative Call to Action, an appeal made by the private sector to the governments, incentivizing them to establish anti-corruption measures and assure good governance systems. This movement already has more than 260 companies and investors as responsible for the management of U$3.5 trillion in assets.

Governance Structure

The Company’s highest governing body is the Shareholders’ Meeting. It is incumbent upon the Shareholders’ Meeting, among others, to elect or remove members of the Board of Directors and the Fiscal Council, establish management’s compensation and approve dividends.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Company’s Board of Directors is currently composed of ten members for a unified two-year term of office, four of whom independent, reelection being permitted in accordance with the BM&FBovespa’s Novo Mercado rules. One of the members was elected by minority shareholders. No executive officer is a member of the Board of Directors, except for the CEO, who cannot be the Chairman of the Board of Directors.

In 2015, there were major changes in the Company’s Management. In January, Benedito Pinto Ferreira Braga Junior, the new State Secretary of Sanitation and Water Resources, was elected Chairman of the Board of Directors. Subsequently, in February 2015, Board member Mauro Guilherme Jardim Arce resigned and was replaced by Jerson Kelman.

In April, at the Annual Shareholders’ Meeting, the shareholders elected Joaldir Reynaldo Machado as an alternate member of the Fiscal Council and resolved that Tomas Bruginski de Paula should act as a sitting member, replacing José Antônio Xavier. As representatives of the minority shareholders, Massao Fabio Oya (sitting member) and Maria Elvira Lopes Gimenez (alternate member) were elected.

At the Board of Executive Officers, in June, Edison Airoldi took on the position of Technology, Enterprises and Environmental Officer, replacing Edson Jose Pinzan.

For further information on the Company’s corporate governance structure and its operations, see the “Corporate Governance” section in the Investor Relations area, on www.sabesp.com.br/investidores.

In 2015, the compensation of executive officers, fiscal council members and members of the Board of Directors, including benefits, amounted to approximately R$4.6 million. This amount comprises approximately R$521 thousand relating to the executive officers’ variable compensation; the variable compensation is not applicable to members of the Board of Directors and the Fiscal Council, pursuant to State Decree 58,265/12 ratified  by the Shareholders’ Meeting held in April 2013.

As required by Brazilian Corporate Law, the overall compensation paid to executive officers and members of the Board of Directors and the Fiscal Council is established by the Shareholders´ Meeting. At Sabesp, the policy relating to the compensation of Board members and executive officers is established in accordance with the guidelines of São Paulo government, mainly based on performance, always subject to approval by the Shareholders’ Meeting.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Risk Management

In the second half of 2015, Sabesp formalized the creation of the Risk Management and Quality Department, with the goal of progressing in corporate governance by defining a specific team to act on this issue. The procedure had already been adopted since 2010, based on a specific institutional Policy, which regulated internal practices and procedures. The risk management process currently  in effect follows the international standards and Brazilian technical rules, specifically the COSO-ERM - The Committee of Sponsoring Organizations of the Treadway Commission “Enterprise Risk Management - Integrated Framework” and the ABNT NBR ISO 31.000 - Risk Management - Principles and Guidelines, which covers the whole organization. The risks identified are periodically measured in terms of their impact and the likelihood of occurrence, and then evaluated in a detailed manner by the competent hierarchal levels, with the definition of the mitigating actions required in each situation.

With risk management, the Company seeks to preserve and increase the organization’s value, promote more transparency, improve the governance standards and disseminate the culture of risk management among its managers and employees. The   Company’s risks are described in item 4.1 of the Reference Form.

In the normal course of its activities, Sabesp is party to civil, environmental, labor and tax lawsuits, among others. Several combined individual lawsuits account for a significant portion of the total value of these lawsuits. The financial statements include lawsuits classified as possible and probable losses and only those classified as a probable loss are provisioned for. The relevant lawsuits are described in Note 19 to the Company’s financial statements attached hereto.

Internal Controls

The internal controls are evaluated on a structured and systematic basis since 2005, based on the parameters established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 and the Control Objectives for Information and Related Technology (COBIT).

Annually, the evaluation of internal controls is revaluated considering both eventual new risks associated to the preparation and disclosure of the financial statements and possible significant changes in computer processes and systems.

The controls, which are tested by the Company’s independent unit, cover the procedures about the accuracy of accounting records; the preparation of the financial statements in accordance with effective standards; and the proper authorization of the transactions related to acquisitions, use and disposal of the Company’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The review on the effectiveness of internal control environment in 2014, as prescribed by Section 404 of Sarbanes-Oxley Law, was completed in April 2015 and no material deficiencies were identified, similarly to previous years. The 2015 tests will be completed in April 2016.

External Audit

Sabesp complies with the principles of independence with respect to services provided by the external auditor, namely: an auditor cannot audit his or her own work; an auditor cannot function in the role of management, and an auditor cannot serve in an advocacy role for his or her client. Deloitte Touche Tohmatsu Auditores Independentes is the auditor for Sabesp since the review of the quarterly financial information as at September 30, 2012. In this period, it has audited financial statements, quarterly financial information, and financing projects.

In 2015, the fees paid for these services by the Company totaled R$1.7 million, of which 89.8% corresponds to the audit of the financial statements. Deloitte Touche Tohmatsu Auditores Independentes does not audit any of our investees. While providing audit services, the external auditors did not provide non-audit services to the Company.

STRATEGY AND VISION OF THE FUTURE

Due to the impacts caused by the changes in the macroeconomic scenario and the water crisis, at the end of 2015 the Company began the review of its strategic planning. In order to reach the vision of being a worldwide reference in sanitation service rendering in a sustainable, competitive and innovative way, with focus on the clients, the strategic guidelines were reformulated. Those are stated below:  water safety, excellence in service rendering, sustainability, integration, relationships, innovation and technology, appreciation of people and expansion of the sewage treatment.

As for future action, led by these guidelines, the main lines of action are contemplated below:

To guarantee water availability for its area of coverage, to advance in the implementation of sewage collection and treatment infrastructure that is technically and economically feasible  thus furthering universalization and securing quality in management of services as well as in the products offered. The Company’s goal is to maintain the universalization of the water supply coverage, all the while offering high quality and availability, enabling around 816 thousand new water connections until 2020. The Company also intends to increase sewage collection coverage to 95% until 2020, carrying through 1.2 million new connections during the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

To promote economically and financially balanced growth of Sabesp while still maintaining environmental correctness and social fairness. To apply the principles of financial growth and business sustainability, defining goals and responsibilities. Economically valuing water by restructuring the model for tariff calculation is a goal to be pursued.

In 2015, we began offering services to the population residing in informal settlements and areas. This is another initiative that promotes social equality and should be expanded, and the participation of city government, social entities and civil society as well as the Public Prosecution Office are essential to obtain the authorizations necessary to regulate supply to these propeties.

Stimulate the creation, adoption and spreading of solutions focused on value creation. The Company seeks to improve its asset management, as well as continuously reducing water loss and operational costs by investing in research and technological development, automation, and the integration of planning and process optimization. In 2015, Sabesp invested R$ 14.7 million in research, development and innovation. In addition to guaranteeing water supply and sanitary sewage, the Company produces, supplies and sells reused water obtained from direct treatment in its own stations, and as a partner in Aquapolo Ambiental, which supplies the Petrochemical Center of Capuava. In the segment of non-domestic sewage, the Company together with Estre Ambiental created Attend Ambiental, which has been collecting and treating non-domestic sewage in the Sao Paulo Metropolitan Region since the end of 2014.

Sabesp also provides advisory services on the rational use of water, planning and commercial, financial and operating management, currently operating in Panama, Honduras and Nicaragua, in a partnership with the Latin Consult in the first two countries.

In 2015, Sabesp also began working in the electric energy segment through Paulista Geradora de Energia S.A., a partnership with Tecniplan Engenharia and Servtec companies. The Company intends to generate 7.0  MWh of energy by employing two waterfalls in the Cantareira System. Operational startup is expected for the second half of 2017.

With regard to improvement in management, the Company is working to implement a enterprise resourcing planning (ERP) system, aiming to replace the current management and commercial information systems. The initial implementation schedule estimated these systems would have been implemented as of 2014; however, due to the water crisis, the Company readjusted investments and postponed the initial schedule.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Strive to maintain and expand the operational base. The Company operates water and sewage services in 365 municipalities in the State of São Paulo, including the municipality of Santa Isabel, in which the operation began in January 2016. Besides that, it partially attends the municipality of Mogi das Cruzes. Between January 1, 2007, when the new Regulatory Framework was published (Law 11,445/07) and December 31, 2015, the Company signed contracts to offer services for another 30 years with 278 municipalities (including the city of São Paulo), 4 of them having been signed in 2015.

Currently, the Company has 53 municipalities in its operational base with whom contracts have expired and renewals are under negotiation.  Together they account for 12.9% of the Company’s total revenue and around 21.7% of its intangible assets. Until 2030, another 36 contracts will expire, these representing 7.8% of the Company’s total revenue and around 7.4% of its intangible assets. In each of these cases Sabesp will employ all the necessary efforts to once formalize contracts for another 30 years.

These actions are sustained by the stimulus to professional growth, increasing satisfaction and wellbeing and maintaining commitment and work productivity.

At the end, the process will result in the revision and detailing of objectives, indicators and targets for the next ten years.

Balance of Targets

The SPMR’s production systems were conceived considering the water availability referenced to the average flows of the historical series of the last 84 years and the 1953/1954 two-year period was until then considered the most critical period in the São Paulo metropolitan region.

However, the situation experienced between the end of 2013 and most of the months of 2015, substantially reduced water availability in virtually all the water sources in the SPMR to well below the minimum levels established when they were conceived, reaching levels far below the minimum established when conceived. At the end of 2015, with the beginning of the rainy season in October, which extended till March 2016, the rainfall returned to the level expected for the period and reservoirs began to recover their volumes.

In order to deal with this situation, Sabesp has adopted a series of measures to offset the reduced inflow to the Cantareira system (the largest system in the SPMR and the water source most affected by the crisis) and consequently improved the use of the reserve available in the water sources of the SPMR’s other production systems.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Even with the works, which added around 6 m³/s to the Metropolitan Supply System, and with the drop in revenues due to reduced consumption, the reduction of pressure in the water supply network and the bonus program, the Company managed to maintain the level of execution of new water connections, executing 226.0 thousand new water connections and 226.1 thousand sewage connections. For more information on the initiatives and strategies adopted see chapter on The Legacy of the Water Crisis.

At the end of the year, the Index of Collected Sewage Treatment was 78%, the same level as 2013, reverting the slight withdrawal recorded by this indicator in 2014. This performance, which was below expectations, resulted from the realignment of investments and the prioritization of initiatives that would minimize the effects of the water crisis. Despite the increase in households connected to the collection network, which contributed to an increase in the indicator, the reduction in sewage volume generated in the areas covered by treatment, in light of the reduction of water consumption, had a strong negative impact on the index.

In 2015, the water micro-measurement loss index fell to 28.5%, reflecting the efforts of the Corporate Program for Reduction of Losses, which comprises actions for the network maintenance, asset renewal (replacement of networks, branches and water meters), but mainly by the intensification of the management of pressure in the network to mitigate the effects of the water crisis and the efforts to fight fraud.

 Achievements in 2015 and Targets for 2015-2020

	Actual	Targets (1)
	2015	2015	2016	2017	2018	2019	2020
Water supply (2)		Close to universal access
Sewage collection (%)	86	86	88	89	90	92	95
Collected sewage treatment (%)	78	81	86	88	90	92	95
New water connections (thousand)	226.0	177	172	164	164	158	158
New sewage connections (thousand)	226.1	242	242	242	237	237	237
Water measured loss (%)	28.5	28.5	28.4	28.3	28.1	27.9	27.6

(1) Targets being discussed in the strategy revision process taking place throughout 2016

(2) 99% or more

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Some indicators that adhere to the organizational strategy and which reflect social, economic and environmental performance, have been outlined in the Company’s Profit Sharing Program. See chapter “Working for Awareness, Citizenship and Social Participation”, in the item Compensation, Benefits and Career for more details.

The Legacy of the Water Crisis

The biennium of 2014-2015 was marked by the most severe drought ever recorded in the history of the São Paulo Metropolitan Region (SPMR). As a result, the inflow – the amount of water that reaches the reservoirs– suffered strong impact, above all in the Cantareira System, where it remained below the historical minimum level for the most part of the months between the beginning of 2014 and the end of 2015.

Only with the beginning of the rainy season (also known as the hydrological year), in October 2015, was the group of systems that supply the SPRM able to gradually recover its water stock. At the end of February 2016, the volume of water accumulated in the water sources of the SPMR reached 52.9% of total capacity, including technical reserves of the Cantareira and Alto Tietê Systems. The volume is 142% higher than in February 2015, when the total was 409 billion liters, or 22% of its capacity.

Confronting almost two years of this drought and gradually recovering the water sources since the last quarter of 2015 has been possible thanks to four different factors. The first, already mentioned above, was the commencement of the rainy season and consequently a higher inflow to water sources as of the beginning of the hydrological year. The second was the active participation of the vast majority of the population, who understood how critical this moment was and readjusted to a more aware and rational use of water.

The third was Sabesp’s strategic intervention, intensifying emergency actions which had begun in 2014 and executing important works that allowed for the transfer of treated water between production systems thus permitting it to flow to areas were previously attended to only by the Cantareira System, the most affected by the water crisis. The joint actions implemented in the 2014-2015 biennium increased the capacity of transferring flows between production systems by more than 10 m³/s¹ .

Lastly, also in the operational field, the pressure adjustment in the networks using Pressure Reducing Valves– PRVs, a technique adopted by Sabesp ever since the 90s and intensified during the water crisis, was responsible for a great water thrift because in addition to influencing the drop in water loss during periods of lower consumption (when pipes are more pressurized), the PRVs allow a greater segmentation and control of the supply in very populous and large regions like the Greater São Paulo.  Currently, PRVs cover 55% of the metropolitan distribution network.

1 It does not consider new bulk water supply to the Metropolitan Integrated System.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

These measures, characterized by the urgent demand for solutions, determined a period of strategic, technological and operational improvement for the Company.

The initiatives taken were innumerous and based above all on the guarantee that all regions in SPMR would receive an amount of water to be distributed to the population on a daily basis, despite the restrictions imposed by the dryness of the climate and the bodies responsible for the management of water resources.

The criticalness of the minimum levels reached in the main water sources established new safety standards for the supply of the SPMR. Currently, the group of works planned or under execution within the Integrated Metropolitan System (IMS) take into consideration a phenomenon with 0.004 chances. Something so improbable that, up until now, they did not incorporate the most catastrophic prognostics of important Brazilian meteorological institutions like Cemaden (National Center for Monitoring and Alert of Natural Disasters).

The frontloading of the goals set forth in the Master Plan for  Water Use  in the Macro metropolis of São Paulo as well as the intense mobilization for the construction of complex projects in the short term, as was the case of the pumping of water from technical reserves and the Rio Grande (Billings) – Alto Tietê Interconnection, demonstrated the technical capacity and high level commitment of the Company’s professionals.

The installation of sectored reservoirs, with huge capacity for storing treated water gained force as an option for offering greater safety and flexibility to the distribution system. In addition to expanding storage capacity and being strategically located - much closer to the regions served, some reservoirs are very well prepared to receive water coming from different production systems. This engineering developed to pump water from technical reservoirs is today a reference in the water sector.

The technology employed in the ultra-filtering membranes that, when compared to the traditional system, occupy less space, demand less chemical products and allow for the water treatment a shorter period of time, altogether consolidated an alternative for improving efficiency in the treatment process.

Another practice perfected due to the emergency demand was the “pipe within pipe” technology, a method of injecting HDPE (High-Density Polyethylene) pipes into older structure piping. With a low investment cost and greater speed, it is possible to fully revitalize deactivated water pipelines and, as a result, better integrate the production systems.

On the institutional side, the water crisis brought together the important entities in the sector – operators, regulators, water resource managers, and at the same time gave rise to a public debate about the need to rethink consumption patterns and the value of water.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The great results given the high complexity of the moment have attracted international interest, mainly from regions suffering similar droughts, like, for example Australia and California (United States of America), which have sent delegations to get to know the initiatives adopted by Sabesp.

The pedagogy of the crisis also generated a greater social awareness about the finiteness of natural resources. As an example we have the vast participation of the residents in the metropolitan region – an average of 80% of the clients in 2015 – who adopted more rational consumption habits. Changes which generally end up becoming routine in the day to day lives of families.

Two years after the beginning of the most severe drought in the history of SPMR, this experience has shown us that facing the crisis becomes possible when there is social awareness, high investments in infrastructure, integrated initiatives, technological innovation and the technical capacity to be entrepreneurs. This is a very precious legacy which remains as a positive reference to the successful management of water resources in São Paulo and Brazil.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

WATER SAFETY: MAKING THE FUTURE OF SUPPLY

      Despite the fact that the service of supplying water is universalized within Sabesp’s scope, it still demands permanent monitoring of the demographic and geographic growth of cities. For this task, in 2015, 226 thousand new connections were enabled, the third greatest undertaking in the last 15 years.

São Paulo Metropolitan Region

 Approximately 80% of Sabesp’s clients – around 20 million people– are concentrated in the São Paulo Metropolitan Region (SPMR). With 39 municipalities in an area of 8,051 km², it is one of the largest population aglomerations on the planet, comparable only to the great metropolis of Tokyo (26.4 million inhabitants), New York (18.9 million) and Mexico City (18.1 million).

      The conjunction of characteristics like the dense urban concentration and location – at the head of the Alto Tietê Basin, define it, even in periods of regular climatic conditions, as a region of extremely low water availability, with a per capita supply lower even, than that of regions like the semi-arid northeast, where drought is a constant.

This scenario, challenging in itself, has become dramatically more acute between the end of 2013 and September 2015, when the low rainfall, inflow and, consequently, the drop in the reserves of important water sources resulted in the most severe and longest water crisis in the history of the SPMR.

In December, 2015, the SPMR’s reservoirs stored 703 billion liters of water, versus 301 billion in December 2014. The water production of 71.4 m³/s in February 2014, in the beginning of the crisis, dropped to 54.8 m³/s in December 2015. With the onset of the rainfall and consequent increase in inflow, in February 2016 the production of water returned to 57.4 m³/s.

The Cantareira System, the greatest system employed in supplying the SPMR, had its production reduced from 31.77 m³/s in February 2014 to 14.93 m³/s in December 2015. From the 8.8 million people who were attended to in February 2014, more than 3 million began receiving coverage from other systems especially the Guarapiranga and Alto Tietê Systems.

The Guarapiranga system presented a good level of stored water ever since the beginning of the water crisis, becoming the greatest producer and serving a population of 5.2 million. The Cantareira System only retrieved its position as largest producer in January 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

New sources and increased production capacity

In 2015 Sabesp continued working on the projects to expand the capacity of bulk water supply as well as water treatment and storage. With the installation of the second module of ultra-filtering membranes with  1 m³/s of capacity in July 2015, the Alto da Boa Vista (ABV) ETA, which belongs to the Guarapiranga System, had its treatment structure increased from 14 m³/s at the beginning of the crisis, in January 2014, to the current 16 m³/s. The membrane technology allows water treatment that would take at least two hours to be completed in 20 to 30 minutes. In addition, it is automated, requires the use of less chemical products and occupies less physical space.

Regarding the new bulk water input to the Integrated Metropolitan System (SIM), the increase in 2015 was of 1.5 m³/s. The main intervention started an assisted operation in June, capturing 1 m³/s of the Guaió River to the Alto Tietê System. In January 2015, the Alto Tietê System also benefitted from the input of another 500 L/s due to the increase of the water transfer from the Guaratuba spring, from which an average of 500 L/s is already withdrawn.

The implementation of the metallic sectorial reservoirs was a complementary action that guarantees a larger reserve of treated water and continuous supply to neighborhoods further away from the main pipelines. From the beginning of 2014 to February 2016, 22 reservoirs have been installed and are operating in the SPMR. The group represents a treated water storage capacity of 147 million liters.

Preventing water loss

The SPMR is served through splitting the distribution system into supply sectors. The sectorial division is fundamental to achieving more efficiency in water distribution by installing boosters to reach topographically higher regions and pressure reducing valves (PRVs) in lower regions, where the strength of the water can damage the network structure.

As the drought grew more severe, since October 2014, pressure reduction was intensified in the distribution networks which contributed to saving almost 50% of the water in 2015. These maneuvers were carried out in different sectors, during periods of time which were announced to the clients on relationship channels. As a result, the water measured loss index reached a level of 27.1% in December 2015 in the Greater São Paulo, and 28.5% in balance which includes the entire area of operation. For more details on the concept of loss related to micro measuring, please refer to note (6) of the Panel of Indicators in this report.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Reducing loss is a priority we have pursuited for more than two decades. In 2009 this objective was propelled forward with the establishment of the Corporative Program for Reduction of Water Loss, in a technical partnership with JICA (Japan International Cooperation Agency). With part of the funds already financed by BNDES (the National Development Bank) and JICA, the investment is estimated in R$5.5 billion between 2009 and 2020, when we expect to reach the index of 17.9% of real (physical) loss in the area operated by the company, a level similar to that reached  by the United Kingdom, and better than what countries like France and Italy have reached with indexes between 25% and 29%. At the end of 2015, the index of Sabesp´s real loss stood at 18.7%. It’s important to highlight that, with the improvement of the conditions of water sources in 2016, the water pressure in networks has its intensity increased to improve supply to the population. This adjustment should result in an increase in loss indicators in the future.

Since the commencement of the Corporate Program for Reduction of Water Loss, R$3.4 billion have been employed, of which R$525 million were employed in 2015 alone. The Program works by preventing real or physical loss, caused by leaks in the pipelines, and reducing apparent or nonphysical loss, i.e. water lost in “gatos” (water meter cheating) or fraud and imprecise measuring of water meters, which result in water not accounted for or billed by the Company.

Additionally, in November 2015, Sabesp launched a Project to install water networks in informal areas of the Greater São Paulo. The pilot project envisages the reduction of water loss caused by leaks in badly installed hoses. The estimate is that by the end of the project up to 2.5 million m³/month will be saved.

The Project is operated by means of performance contracts, in which the company who wins the bid implements the networks, connections, meter boxes and water meters, but is only compensated for the volume of water which is no longer lost.

It’s important to highlight that, since legislation prohibits activities in informal areas, the success of this work depends on partnerships with City Government and Public Prosecution Office to obtain the authorizations necessary to regulate supply in these properties.

Bonus and Contingency Tariff

In light of the water crisis, one of the first measures adopted to contain demand was the concession of an additional bonus in February 2014, which was then extended throughout 2015, when an expressive amount of the population adhered to it, with average participation of 80% of consumers. Regarding those who benefitted from the discount, the average increased from 49% in 2014, to 70% in 2015. Under a new formula of calculation, the benefit was extended to 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In the 2015 balance, the water saved by residents contributed to 5.6 m³/s thrift from the reservoirs that supply the Metropolitan Region. The volume which was not extracted from the systems (approximately 200 billion liters in comparison to 2013) is enough to supply around 2 million people, equivalent to 40% of the capacity in the Alto Tietê System. To the part of the population that increased consumption, Sabesp applied a contingency tariff. In force since January 2015, the tariff affected an average of 19% of the SPMR consumers, around 8% of which were exempt from the payment of the fee due to the fact that they were within the minimum consumption layer – up to 10 m³/s per month. For more information about the application of the bonus and contingency tariff, please refer to chapter “Economic and Financial Management” in item “Revenue”.

Additionally, Sabesp has the mission of stimulating the conscientious use of water. Through the Water Guardian Project, with on-site initiatives, lectures, distribution of folders and brochures to schools, condominiums, businesses and households, the Company had the opportunity to clarify the importance of saving water. Between February and April 2015, the “Every drop Counts” campaign demonstrated the importance of continuing to save even when the works on infrastructural projects were completed, increasing water availability in the SPMR. In July, Sabesp launched the campaign “Every Attitude Counts”, in order to thank the population for their contribution to water saving as well as showing them the works Sabesp has completed to maintain water supply. In 2016, from February to March six million pamphlets were distributed alongside the water bills to inform the population about the rules of the contingency tariff.

Results

In December 2015, the IMS was producing a total of 54.7 cubic meters per second (m³/s) to be distributed in the SPMR, 23% less then in the initial period of the crisis, when it reached 71.4 m³/s (the maximum nominal capacity in the SPMR is 75.8 m³/s).

Of this total, management of pressure was responsible for the reduction of 8.6 m³/s or  51.4% of the amount saved; the bonus answered for 5.6 m³/s (33.5%) and the leveling  of volume conducted to municipalities which operate their own distribution networks, due to lower availability, represented a reduction of 2.5 m³/s (14.9%).

In relation to February 2015, a month in which production reached its lowest during the two years of drought– only 49.9 m³/s – December 2015 presented an increase of more than 9% in treated water availability in the SPMR. The increase reflects a tendency of improvement in the conditions of water sources and the beginning of the process of transition to more normal conditions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Concession of the Cantareira System

The water intake from the Cantareira system is granted to Sabesp by the ANA and the DAEE. This grant in effect, once renewed in 2004 for another ten years, would expire in August 2014. However, due to the wather conditions in the area covered by the Cantareira System, it was extended till the end of October 2015 and, subsequently, until May 2017, with special rules specifically related to the adequate use of water needed to confront the water scarcity registered in the period.

The extraction of water from the basin has been authorized by monthly notices, taking into consideration the behavior of rainfall, inflow, reservoir levels and Sabesp’s request. With the onset of the rainy season (October/15 to March/16) and the return of rainfall to normal levels, ever since February 2016 the Company has been authorized to remove 23 m³/s, a flow much larger than the 14 m³/s authorized during more critical periods of the water crisis.

More Work on Its Way

In the short term, considered in the emergency stage with goals for 2016, the increase of the transfer from Taquacetuba to the Guarapiranga System by 1 m³/s (from 4 m³/s to 5 m³/s) was carried out. Also within this goal, the transfer of 4 m³/s from the Braço Rio Pequeno of Billings to the Braço Rio Grande is in its final stages, as a counterpart for the volume that has been directed from the Rio Grande to the Alto Tietê System since September 2015.

In the medium term perspective, estimated to be delivered in 2017, the Guarapiranga Basin should benefit from the reverse flow of 1 m³/s from Alto Juquiá (ribeirão Santa Rita) and another 2.5 m³/s from the Itapanhaú river (ribeirão Sertãozinho) to the Biritiba-Mirim reservoir (Alto Tietê System).

In addition to these interventions, the interconnection of the Jaguarí (Paraíba do Sul Basin) and Atibainha (Cantareira System) reservoirs was anticipated, initially expected for 2025 within the scope of the Master Plan for Water Use in the Macro Metropolis of São Paulo.  Initiated in February 2016, it will address 20 km of water pipelines (including 6.2 km of tunnels), a pumping station, as well as structure for intake and discharge, contributing 5.13 m³/s (maximum of 8.5 m³/s) to the Cantareira System.

Another important work is the São Lourenço Production System, which construction began in April 2014 and should be finished at the end of 2017. 83 km of pipelines should be installed (28 km of which already ready by January 2016) to transport 4.7 m³/s of water from intake at the França waterfall, in Ibiúna, till the  west zone of the SPMR. The project envisages the construction of a water treatment Plant (WTP) in Vargem Grande Paulista and reservoirs to store up to 110 million liters of water.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The increase that will result from the projects underway will allow a contribution of up to 15 m³/s of bulk water and 6 m³/s of treated water to the SPMR2.

Metropolitan Water Program (PMA)

Implemented in the middle of the 90s, the PMA brought a water rotation (shifts of 36 hours with water for 24 hours without it) experienced by more than 5 million inhabitants of the south and east regions of Greater São Paulo. At the time, the capacity for pipelining, treatment and distribution of water was insufficient for a region so densely populated and with accentuated demographic growth.

Ever since 2000, the PMA increased production capacity by 8.1 m3/s, of which we highlight the 5 m³/s from the Alto do Tietê, through a public private partnership concluded in 2011, and 2 m³/s in the Guarapiranga System, concluded in 2015.

Progressing toward the goal of improving water safety in São Paulo Metropolitan Region, the Company plans to increase treated water production capacity by more than 7 m³/s until 2018. In 2015, the Company invested approximately R$378.1  million in the PMA. From 2016 to 2020, investments are expected to exceed R$1.2 billion, of which we highlight the interconnection between the Jaguari (Paraíba do Sul Basin) and Atibainha (PCJ Basin) reservoirs, besides investments in the São Lourenço PPP.

 Recovering urban water sources

Since 2009, Sabesp and São Paulo Municipal Government have been developing the Water Source Program, focused on recuperating the two main reservoirs in Greater São Paulo: Billings and Guarapiranga. The initiatives have funds from the federal government, the State of São Paulo, Sabesp, the municipality and the World Bank, making it possible to expand sewage collection infrastructure and improve precarious housing units and habitation complexes installed in sub basin regions of both water sources. In 2015, the amount invested totaled R$84.2 million.

The Pró-Billings is another program that is expanding the sanitary sewage system by installing branch collectors, pumping stations, networks and household connections which will transport the sewage of part oh the Billings Basin inhabitants to be treated in the ABC ETE. In 2015, around R$10.8 million were invested in the program.

2 Considering the approval of grants under study.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

 A third initiative within the scope of the recuperation of the metropolitan water sources arose with the implementation of Our Guarapiranga (“Nossa Guarapiranga”) at the end of 2011. The Program works on the improvement of water quality of the reservoir through trash and macrophytes removal, along with water plants that obstruct the water catchment. Ever since its implementation, around 14.9 thousand m3 of trash were removed from the water source, of which 4.3 thousand m³ in 2015 alone.

Coast supply

After SPMR, the Baixada Santista Metropolitan Region (BSMR) is considered the second most complex area to supply, due to the large population contingency, which can double in high summer season due to the large number of tourists. It is also a season in which high temperature peaks are registered, and the subsequent increase of per capita consumption of water further overwhelms the supply.

In order to be able to meet the large demand, besides the 13 Water Treatment Plant (WTPs) and 45 reservation centers strategically located among the nine municipalities, the BSMR has the largest carved in rock reservoir in Latin America, the Tunnel Reservoir of Santa Teresa-Voturuá, with a capacity for 110 million liters of water. Besides this, it has an integrated system for catachment, treatment and distribution of water that, similarly to that in Greater São Paulo, enables the transfer of flows between regions with higher and lower demands, giving more flexibility and safety to supply.

With the start of operation, at the end of 2013, of the Mambu-Branco System in Itanhaém, and the Jurubatuba System, in Guarujá, both within the structural program Water along the Coast (Água no Litoral), the Integrated System of Water Supply of BSMR gained  a reinforcement of 3.6 m³/s, enough water to supply 1.1 million people.

In 2015, a total of R$68.3 million was invested in the Program, by means of supply actions that also include the northern coast.

Supply in the inland

The State’s inland experienced a normal scenario in 2015, in the municipalities that Sabesp operates. The return of rainfall to the levels of the years preceeding the crisis and the task force created in 2014 guaranteed wellbeing to the citizens served.

In 2015, the Company invested around R$75.9 million in water supply infrastructure works in the inland, with emphasis on the construction of three WTPs, including the Sapucaí-Mirim, in Franca. The construction should be concluded in February 2017, when its catchment capacity should increase by 800 L per second, guaranteeing the supply of the municipality and the region for at least two more decades.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

 As part of the Corporate Program for Reduction of Water Loss, with integrated actions between the coast and the inland, in 2015 executive projects were carried out for the future sectorial division of the distribution networks and replacement of 690 km of networks in 36 municipalities. In the biennium 2014-2015, more than 130 thousand lines and 220 thousand water meters were replaced, besides 120 thousand repairs in connections and networks and the non-visible leak research in 44 thousand km of network.

Conscious and sustainable use of water

The actions focused on sustainability incorporate measures directed to the efficient and responsible use of water, amplifying the awareness message about the finiteness of water resources. The water crisis of 2014-2015 came to reinforce the importance of these initiatives. One of the highlights within the list of actions of the Rational Use of Water Program-PURA, which promotes structural changes in public buildings in order to reduce losses and reinforce the need for conscious consumption. The Program, which began in 1996, was implemented in more than 7 thousand buildings in the entire state.

Adopted by the most advanced world systems, the reuse water technology is among the most efficient initiatives for sustainable water consumption.

One highlight is the Aquapolo Ambiental, a project implemented since the end of 2012 through a partnership between Sabesp and Odebrecht Ambiental. The largest project to produce industrial reuse water in South America and fifth largest in the world, Aquapolo is apt to treat the effluent generated at STP “ABC”. Approximately one million m³ of water per month are supplied to the large companies in the Capuava Petrochemical Complex, in the ABC Paulista region, and used to wash machinery and warehouses, cooling boilers, generate power, etc. We expect that Aquapolo reaches peak production of 1 m³/s in the coming years.

In addition to Aquapolo, Sabesp uses the effluent from STPs Barueri, Jesus Neto, Parque Novo Mundo and São Miguel to supply water for urban use, such as street, courtyard and monument cleaning, unclog sewage networks, wash down gardens, among others. In 2015, we produced 1.8 million m³ for these purposes in these four STPs.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Water Quality

Sabesp has 16 quality control laboratories, and 14 of them are ISO 17,025 certified by the National Institute of Meteorology, Quality and Technology (Inmetro). Placed in different regions of the State, they carry out an average of 62 thousand monthly analyses of the distribution network. The evaluations of the captured samples from their origin until the consumption points are done regularly and include basic parameters of control, such as turbidity, color, chlorine, coliform, and thermo tolerants. The results are forwarded to the Sanitation Vigilance of the supplied municipalities and are printed in consumers’ bills, pursuant to presidential decree no. 5,440/2005. Annually, the clients receive a statement on the analysis of water quality.  The water source that the client receives at his or her home, along with the quantity and results of samples are also available on Sabesp´s website.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SANITARY SEWAGE: HEALTH, DEVELOPMENT, AND ENVIRONMENTAL CONSERVATION

Robust investments and the ever expanding sanitation infrastructure reflect advances in the sanitation system and place the State of São Paulo among the best served in the country.

According to the report of the Sistema Nacional Sobre Saneamento (SNIS), issued by the Ministry of Cities in February 2016, Sabesp leads the ranking of investment in sanitation, which corresponds to 37% of the amount invested by state companies between 2011 and 2014. As to the consolidated investment made in the country, Sabesp is responsible for 26.5%.

At the end of 2015, the municipalities operated by Sabesp recorded coverage rates of 86% for sewage collection and 78% for sewage treatment. According to data from Atlas da Vulnerabilidade Social nos Municípios Brasileiros, issued by the Instituto de Pesquisa Econômica Aplicada (Ipea), São Paulo is the state with the lowest percentage of people living in inappropriate conditions of water supply and sanitary sewage.

Fundação Seade, which is another important entity, pointed out the increase of houses with appropriate sanitation services as one of the main reasons for the State of São Paulo to reach the lowest infant mortality rate ever registered, 11.4 deaths for each 1,000 children born alive in comparison with an average national rate of 14.4 deaths.

Although the years 2014-2015 have been a period of efforts and investments aimed at coping with the water crisis in the Metropolitan Region of São Paulo, a situation that affected the expansion of sewage collection, cleanup, and treatment in the operated area, the work done in 2015 produced relevant advances.

Metropolitan Region of São Paulo (SPMR)

The Tietê Project, the largest environmental sanitation program in Brazil, is in its third stage with the purpose to expand the sewage collection index from the current 84% to 87% and sewage treatment levels from 68% to 84% within the SPMR. In 1992, when it was implemented, only 70% of sewage was collected only 24% was treated.

Having begun in 2010, the third stage will require investments of around US$2 billion, with funds from Banco Interamericano de Desenvolvimento (BID), Banco Nacional de Desenvolvimento Econômico e Social (BNDES), and Caixa Econômica Federal.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Of the works planned, 47% have already been completed, 27% are being executed and the remaining is in bidding process. When completed, these works will benefit another 1.5 million people with sewage collection and 3 million city residents will have treated sewage.

Among the main works executed in 2015, we point out the branch collectors of São João do Barueri (Jandira and Itapevi), Ipiranga (São Paulo), Carapicuíba (Osasco-Carapicuíba), and others located in the municipality of Santo André, as well as the interceptor at the Tietê Ecological Park.

Sabesp has been structuring the fourth and last stage of the Project, which involves investments estimated at more than US$2 billion, and will include large, complex works in downtown São Paulo and the expansion of the system to the regularized, low-income suburbs. In 2015, total investment in the Tietê Project came to R$377.9 million.

The evolution of the sewage collection and treatment rates has also been pointed out in a study conducted by SOS Mata Atlântica as one of the factors contributing to the improved quality of rivers and streams in the state capital. Such improvements reflect the actions developed by the Córrego Limpo Program, which has been carried out since 2007 in collaboration with the City Government of São Paulo. The study analyzed the results of measurements made in 36 rivers and streams in the city of São Paulo between March 2014 and February 2015. The percentage of regular or good quality samples rose from 25% to 55.4%.

The program has already cleansed 148 streams in an area of approximately 200 km2 in São Paulo, bringing benefits to 2.2 million people. Around 1,500 L/s of sewage have been removed from water bodies encompassed by the program. In 2015, R$3.8 million were invested in the Program.

With specific regard to non-domestic sewage, since late 2014, Sabesp has been acting as partner of Attend Ambiental, which provides effluent pre-treatment services before sending the polluting load to conventional treatment at the STPs. In 2015, the first year of full operation, the company processed 1.0 billion cubic meters of sewage, which were sent to be treated at the Barueri Sewage Treatment Plant.

Expansion in the inland

Among the most relevant initiatives carried out in 2015 in the inland of São Paulo is the delivery of eight STPs in seven municipalities, bringing benefits to around 160 thousand people. Another 26 stations are under construction in 24 municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In addition to the direct benefits to the population, the investments have brought improvements to important water bodies, such as the Lavapés River, which runs through the municipality of Botucatu and comes from the Jundiaí River, composing the Hydrographic Basin of Piracicaba, Capivari and Jundiaí. Both have been promoted from water quality rank number 4 to 3, in accordance with the criteria of the Conama (Conselho Nacional do Meio Ambiente) Resolution. Those rivers become a source option for public supply after the change in the rank.

The 2014 Qualidade das Águas Superficiais report, issued in May 2015 by Cetesb (Companhia Ambiental do Estado de São Paulo), also showed more improvement in the quality of water of the Paraíba do Sul river. The quality of this river was classified as good, keeping up with the improvement of its water. The samples analyzed were collected from 11 spots located in 9 municipalities, 6 of which served by Sabesp. In São José dos Campos, which has two measurement points, the Water Quality Rate (IQA), which was already considered good, rose from 57 and 58 to 62 and 63, respectively.

Onda Limpa

The largest environmental sanitation program in Brazil’s coast, the Onda Limpa started in 2007, comprising projects, management, sewage network, connection expansion works, branch collectors, pumping and treatment stations. In addition to own funds, the program has obtained financing from JICA (the Japanese development agency) and the Government Severance Indemnity Fund for Employees (FGTS).

Since its implementation, the program has expanded the sewage collection from 53% to 71%, in addition to the treatment of 100% of the collected sewage. In 2015, the Company invested R$172.4 million in the program. For the period between 2016 and 2020, the investments are estimated at approximately R$885.0 million.

At the Northern coast, the program has already established seven Sewage Treatment Stations (STPs), more than 400 km of collecting networks and 30 thousand household connections. In 2015, around R$7.0 million were invested.

Mandatory connection

The pollution of rivers, streams, beaches, and water tables also results from illegal sewage connections in the rain water galleries over the connection to the collecting network.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Supported by the Sanitation Federal Law (no. 11,445/2007), as of Frabruary 2016, Sabesp only makes new water connections for customers that also connects their houses to the sewer pipes. The lack of connection to the collecting network also results from financial inability. In those cases, Sabesp provides the “Se Liga na Rede” Program in collaboration with the State Government of São Paulo. Through the program, the costs of the connection for families with an income of up to three minimum salaries are subsidized – 80% by the State Government and 20% by Sabesp. In 2015, around  1 thousand connections were made.

Sludge disposal

Finding feasible and environmentally sustainable solutions for the final disposal of solid waste coming from sewage and water treatment systems is one of the main challenges of Sabesp.

In the Barueri STP, the largest treatment station in Latin America, planning is focused on seeking partnerships for the installation of sludge drying units, which aims to reduce waste sent to landfills. The 500 tons of sludge are reduced to 140 tons through drying and turn into pellets that are used as fuel source for the generation of thermal energy (biogas). The generated energy returns to the cycle and is used for sludge drying. An alternative to that is the generation of electric energy to be sold or used at the STP’s facilities.

For the inland and the coastal area, there are initiatives for the implementation of solar-thermal sludge drying systems, in some cases associated with the implementation of composting systems, which uses, for example, the remains of tree pruning and eucalyptus bark, and the application of that compost generated by agriculture. That process decreases the emission of greenhouse gases, the use of landfills and, as a consequence, the costs with waste disposal, besides being an environmentally sustainable alternative due to its beneficial use of sludge. One of those alternatives was the winner of the 8th Ozires Silva Award of Environmental and Sustainable Entrepreneurship in 2014.

Research and innovation

The search for innovative solutions, such as the ones undertaken for the correct disposal of waste, is a result of significant investments in research and Sabesp’s strategic participation along with universities, research development entities, and leading companies in the application of technology to sanitation.

With an area exclusively aimed at technological development, R$32.6 million were invested in research and development in the last three years – R$14.7 million in 2015. One of the high points of the work is the Cooperation Agreement signed with FAPESP. The partnership envisages a non-refundable fund of R$50.0 million, 50% of which from Sabesp and 50% from FAPESP.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Started in 2009, the partnership has already yielded 17 projects, nine of them being completed. The other eight, on going, had their agreements signed in 2015. Among the projects being studied, a hot one is the use of sludge from WTP as landfill cover material and its feasibility for direct application to compacted soil landfills.

In 2015, another highlight was the signature of a R$60.0 million fund with Agência Brasileira de Inovação  (FINEP) for the implementation of the “Sanitation Technological Innovations Plan”. With implementation due in 30 months, the plan is composed of four projects aimed at optimizing sewage treatment: biofiltration units for the control of pumping stations odors; sludge dryer using solar radiation; plasma gasification system for solid waste of Sewage Treatment Plants and, finally, the production of reuse water for urban and industrial use.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FINANCIAL-ECONOMIC MANAGEMENT

If, on the operational aspect, the main goal in 2015 was to maintain water supply, on the financial and economic aspect, the great challenge was to ensure the conditions for that to happen, without prejudice to the advances made in the sewage collection and treatment rates.

Since 2014, Sabesp has been making successive adjustments to its expenses and investments budget and increasing its ongoing pursuit of efficiency in order to maintain its financial-economic sustainability, preserve credit access and thus keep the pace of investments, a crucial point to overcome the water crisis.

The economic situation made the Company revise investment priorization, since the amount of resources is limited and not enough to simultaneously meet with the two goals being aimed at: water supply and sanitation.

In 2015, the investment made totaled R$3.5 billion, in line with the rate recorded in previous years. However, with the investment in water being prioritized, the amount invested in this segment corresponded to approximately 62.7% of the total, while this portion corresponded to 40% of the total in the last three years.

The table below shows the investments made, broken down by segment and region:

		R$ million current
	Water	Sewage	Total
Metropolitan Region of São Paulo	1,805.5	822.9	2,628.4
Regional Systems (inland cities and coast region)	377.2	476.2	853.4
Total	2,182.7	1,299.1	3,481.8

Note: Commitments assumed with program contracts (R$177.4 million) are not included

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

For the period between 2016 and 2020, the Company plans to invest around R$12.5 billion still focusing on the expansion of water availability and security, as shown in the following chart3:

Revenue

Aiming to keep stimulating water saving, the Water Consumption Reduction Incentive Program4 was maintained during the year of 2015 and extended in December with the authorization of ARSESP, updating the baseline for the calculation of the bonus on consumption reading bills and, as of February 2016, considering the update of 0.78 to the consumption average recorded in the reference period between February 2013 and January 2014.

In order to reinforce the Program, the Contingency Tariff5 was also maintained throughout the year and extended up to the end of 2016 or until the water situation can be more predictable, preserving the conditions set initially. On March 24, 2016, the Board of Directors allowed the Company to plead with ARSESP to cancel the Water Consumption Reduction Incentive Program as of the consumption readings of May 1, 2016, by means of the Water and Sewage Bill Bonus Concession and also of the Contingency Tariff on the water bill. On the same date, the Company filed the plea with ARSESP, which was granted on March, 31.

In March, 2015, the Company filed with ARSESP a request for an extraordinary tariff revision due to the decrease of water volume caused by the water crisis and the increase of electric energy tariffs.

3 For more information about our investment projects and emergency works aimed at coping with the water crisis, refer to chapters “The Legacy of the Water Crisis”, “Water Safety: making the future of supply”, “Sanitary Sewage: health, development and environmental conservation”.

4 Water Consumption Reduction Incentive Program based on a bonus for the customers of the São Paulo Metropolitan Region. For further information, refer to the 2014 Sustainability Report. The municipalities operated in the coverage area of the Piracicaba, Capivari and Jaguari Basins were encompassed by the Water Consumption Reduction Incentive Program from 05/28/2014 to 03/30/2015 and were subject to the Contingency Tariff from 01/09/2015 to 03/30/2015.

5 For further information, refer to the 2014 Sustainability Report.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

After analyzing the received contributions on Public Consultation, on May 4, 2015, ARSESP allowed a readjustment of 7.7875% to the current tariffs consisting of: (i) 2015 anual tariff readjustment of 7.1899%, calculated based on the 8.1285% IPCA variation from March 2014 to March 2015 minus the efficiency factor (X factor) of 0.9386%; and (ii) additional adjustment of 0.5575%, due to the postponed application of the Ordinary Tariff Revision allowed for May 2014 but only applied in December of the same year, when it was partially offset.

On the same date, ARSESP also established the rate of 6.9154% regarding the Extraordinary Tariff Revision, applicable on the authorized tariffs mentioned above. Both accumulated adjustments resulted in the rate of 15.24% and the new tariff values became effective on June 4, 2015.

Furthermore, it is worth mentioning that the transfer of legal charges²  envisaged for customers living in the municipality of São Paulo remains suspended, and there is no prediction for the regulation and supervision fee charged by Sabesp to be transferred to customers by Arsesp in order to provide services in the regulated municipalities.

Bills to be received from the Municipalities served by Wholesale

The municipalities of Guarulhos, Mauá, and Santo André are supplied with water from Sabesp’s wholesale. However, Guarulhos is currently defaulting, and Mauá and Santo André partially pay their monthly invoices. The unpaid values are charged in court and Sabesp has been successful in lawsuits.

Moreover, Mauá still owes to Sabesp the investments made by the Company which have not been compensated because the municipality resumed the services in 1995. Sabesp filed a lawsuit, which was upheld and sentenced the City Government and SAMA (Saneamento Básico do Município de Mauá) to pay the debts. The sentence became final and Sabesp managed to begin the execution. After that, the municipality filed a motion to set aside the judgment, which favored the Company. This motion also became final on December 17, 2015, with the judgment favoring SABESP.

Between mid 2015 and early 2016, Sabesp signed Protocols of Intentions with all three municipalities in order to prepare studies and evaluations addressing their business relations and existing debts.

Furthermore, the Company increased the collection of debts by registering the water and sewage services at the Debtors Record of São Paulo (CADIN Estadual).

6 It refers to the amount corresponding to 7.5% of the revenue earned from services in the capital, net of COFINS, PASEP and unpaid bills of properties owned by the city of São Paulo Government, which Sabesp has been transferring to the Municipal Fund for Environmental Sanitation and Infrastructure since the agreement with the Municipality of São Paulo was signed in June, 2010. For further information, refer to the 2014 Sustainability Report.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

GESP Agreement

In 2008, the Company, the State of São Paulo, and the Water and Electric Energy Supply Department – DAEE, with the intervention of the Water Resources and Sanitation Office, entered into the Third Amendment to the agreement signed in 2001, with the purpose of addressing the value of the debts related to the supplementary retirement and pension benefits provided by State Law no. 4819 of August 26, 1958, paid by the Company and not refunded by the State.

According to that document, the assets that compose the reservoirs of the Alto Tietê production systems were given as provisional payment of a portion of the debt. However, due to the non-final lawsuit, it was not possible to transfer those reservoirs.

Because of that impediment, the State, Sabesp, and DAEE signed a Term of Agreement in March 2015, for the payment of debt in installments, in compliance with Note 10 (a) vii of the Financial Statements.

Debts

A crucial element to maintain the Company’s investment level, debt management was particularly challenging in 2015 considering the deterioration of the country’s macroeconomic situation, especially regarding the highly volatile exchange rate, which created severe restrictions on credit availability in the capital market and increased the funding costs of companies.

In response to that situation, the Company took a number of economic measures, such as the revision of investment volume, the claim to the extraordinary tariff revision, the reduction of costs and expenses, etc., in order to maintain its financial health, enable appropriate debt management and execute the works necessary to cope with the water crisis.

At the end of 2015, the Company’s total debt was approximately R$13.1 billion, of which 50.4% was denomimnated in foreign currency.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The water crisis, with its direct impact on the Company’s results, and the effects of the exchange rate variation on total debt put some pressure on our covenants. In the specific case of the “Total Adjusted Debt/Adjusted EBITDA” covenant, the Company began to record quarterly numbers that were closer to the contractual limits of 3.65 times, implementing a special management of this covenant to avoid non-compliance.

In this sense, on September 30, 2015, the Company and the BID signed an agreement called “Letter Agreement”, related to the 1983AB AB Loan Contract, as per Note 16 (h) (i) of the Financial Statements.

The adjustment to the contract mentioned above enabled the covenant to be aligned with the other debt contracts in which it features, non-compliance with which being characterized by the failure to comply with the limit of 3.65 times in two quarterly periods  (consecutive or not, within 12 months).

Although Sabesp has to cope with the reflects of the exchange instability on its financial statements, the Company does not use hedge instruments, since most of the foreign-currency-denominated debt was contracted by oficial agencies of national and international governments and multilateral organizations at very reduced costs, extended due dates and diluted flow of armotizations.

The type of management adopted by Sabesp enabled the Company to record a robust financial and economic performance in the years preceeding to the water crisis. This reality was crucial to absorb the effects of the water crisis in 2014 and 2015 while still maintaining a solid financial and economic structure.

However, due to the impacts of the water crisis and the deterioration of Brazil’s macroeconomic conditions, the Company had its credit risk rating revised in 2015, as shown below:

Rating agency	Domestic scale	Global scale
Standard & Poors	brA+	BB
FitchRatings	AA- (br)	BB
Moody’s	Aa2.br	Ba2

Loans and Financing

In 2015, the Company amortized R$1,292.3 million of debt and obtained loans and financing of approximately R$795.7 million to make the investments planned for the 2016-2020 period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         Brazilian Development Bank (BNDES)

In June 2015, the Company entered into a financing agreement involving approximately R$747.4 million intended for the works for the connection of the Jaguari dam, located in the Paraíba do Sul basin, with Atibainha dam, which is part of the Cantareira system. This contracting was selected extraordinarily within the Selection Process of the Ministry of Cities. This financing is repayable within 240 months, with a 36-month grade period, and bears financial charges equivalente to TJLP (long-term interest rate) + 2.18% p.a.

With regard to 3rd series of the 18th issuance of debentures, of the 42 debentures estimated, BNDES subscribed and paid-in 13 debentures in December 2014 and another 14 in July 2015, totaling R$74.3 million. The remaining balance should be subscribed in 2016. Additional information on loans and financing is available in the Company’s Reference Form, on www.sabesp.com.br/investidores, menu Informações Financial and Operating Information/Reference Form and IAN.

•         Funding Agency of Studies and Projects – FINEP

In October 2015, a financing agreement of approximately R$48.3 million was signed with the purpose of funding part of the execution of the Innovation Strategic Plan. The total deadline is up to 121 months, with a grace period of up to 30 months and financial charges of TJLP + 1.5% p.a.

Capital Markets

      On June 24, 2015, the Company made the total redemption of the 16th issue of debentures at the amount of R$500.0 million. Said debentures were to mature in November 2015 and there was no premium payment.

      In December 2015, the Company made the 20th issuance of debentures in the total amount of R$500.0 million, in a single series, maturing in December 2019, pegged to the CDI rate plus an interest rate of 3.8% per year. The resulting proceeds intended for cash recovery and the refinancing of financial commitments maturing in the first quarter of 2016.

On March 30, 2016, the Company will make a partial amortization of the outstanding debentures of the 19th issue at the nominal amount of R$300.0 million.

Additional information on debts with the capital markets is available in the Company’s Reference form, on www.sabesp.com.br/investidores, menu Financial and Operating Information/Reference Form and IAN.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial and Economic Performance

      In 2015, the Company posted a profit of R$536.3 million.

Profit historical chart

Net operating revenue totaled R$11.7 billion, 4.4% upon 2014.

Net operating revenue historical chart

The gross operating revenue related to water and sewage services moved up by R$41.4 million, or 0.5%, over 2014, mainly due to the tariff repositioning of 6.5% since December 2014, the tariff adjustment of 15.2% since June 2015, and the application of the contingency tariff resulting in R$499.7 million in 2015. Those factors were partially offset by the increased bonus concession in 2015 and the 6.8% decline in total billed volume.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Gross operating revenue historical chart

Water and sewage billed volume (1) per use category – million of m3

	Water			Sewage			Water + Sewage
	2015	2014	%	2015	2014	%	2015	2014	%
Residential	1,465.0	1,548.6	(5.4)	1,232.1	1,292.7	(4.7)	2,697.1	2,841.3	(5.1)
Commercial	160.0	172.6	(7.3)	151.9	162.4	(6.5)	311.9	335.0	(6.9)
Industrial	32.6	38.9	(16.2)	38.9	43.0	(9.5)	71.5	81.9	(12.7)
Public	40.6	51.7	(21.5)	33.4	39.9	(16.3)	74.0	91.6	(19.2)
Total retail	1,698.2	1,811.8	(6.3)	1,456.3	1,538.0	(5.3)	3,154.5	3,349.8	(5.8)
wholesale (3)	215.5	269.1	(19.9)	24.4	24.2	0.8	239.9	293.3	(18.2)
Total	1,913.7	2,080.9	(8.0)	1,480.7	1,562.2	(5.2)	3,394.4	3,643.1	(6.8)

 (1) Unaudited

Water and sewage billed volume (1) per region – millions of m3

	Water			Sewage			Water + Sewage
	2015	2014	%	2015	2014	%	2015	2014	%
Metropolitan	1,084.3	1,172.4	(7.5)	939.1	1,005.4	(6.6)	2,023.4	2,177.8	(7.1)
Regional systems (2)	613.9	639.4	(4.0)	517.2	532.6	(2.9)	1,131.1	1,172.0	(3.5)
Total retail	1,698.2	1,811.8	(6.3)	1,456.3	1,538.0	(5.3)	3,154.5	3,349.8	(5.8)
Wholesale (3)	215.5	269.1	(19.9)	24.4	24.2	0.8	239.9	293.3	(18.2)
Total	1,913.7	2,080.9	(8.0)	1,480.7	1,562.2	(5.2)	3,394.4	3,643.1	(6.8)

(1) unaudited

(2) Composed of the coast and inland regions

(3) Wholesale includes reused water and non-domestic sewage volumes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In 2015, the costs of products and services rendered, administrative, selling expenses, and construction costs decreased by 5.2% (R$482.7 million). If we exclude the effects of the construction cost, the decrease was 13.8%. Costs and expenses represented 75.3% of net revenue in 2015 from 82.9% in 2014. For additional information on the breakdown and changes in costs and expenses, see the earnings release available on the Company´s website www.sabesp.com.br/investidores, item Financial and Operational Information item in the top menu.

Adjusted EBITDA increased by 36.2% from R$2.9 billion in 2014 to R$4.0 billion in 2015, and the adjusted EBITDA margin reached 33.9% from 26.0% in 2014. If we exclude the effects of revenue and construction cost, the adjusted EBITDA margin is 46.6% in 2015 (34.4% in 2014).

Adjusted EBITDA and Adjusted EBITDA Margin Track Record

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Reconciliation of Adjusted EBITDA7 (non-accounting measurements)

R$ million

	2015	2014	2013	2012	2011
Profit	536.3	903.0	1,923.6	1,911.9	1,380.9
Finance income (cost)	2,456.5	635.9	483.2	295.7	633.0
Depreciation and amortization	1,074.1	1,004.5	871.1	738.5	768.7
Income tax and social contribution	51.2	371.8	732.0	635.7	498.1
Other operating income /expenses, net[8]	(143.8)	3.5	(3.3)	23.2	90.3
Adjusted EBITDA	3,974.3	2,918.7	4,006.6	3,605.0	3,371.0
Adjusted EBITDA Margin	33.9	26.0	35.4	33.6	34.0
Construction revenue	(3,336.7)	(2,918.0)	(2,444.8)	(2,464.5)	(2,224.6)
Construction cost	3,263.8	2,885.5	2,394.5	2,414.4	2,177.0
Adjusted EBITDA less revenues and construction cost	3,901.4	2,856.2	3,956.3	3,554.9	3,323.4
Adjusted EBITDA margin less revenues and construction cost	46. 6	34.4	44.6	43.0	43.2

7 The Adjusted EBITDA (“Adjusted EBITDA”) corresponds to the profit before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal tax on income); (iii) financial results and (iv) other net operating expenses. The Adjusted EBITDA is neither a measurement of financial performance according to the accounting practices adopted in Brazil, the IFRS - International Financial Reporting Standards or USGAAP (accounting principles generally accepted in the United States), nor should be considered individually or as alternative to the profit, as measurement of operating performance, or alternative to the operational cash flows, or measurement of liquidity. The Adjusted EBITDA does not have a standardized meaning and the Company’s definition of Adjusted EBITDA cannot be compared to those adopted by other companies. The Company’s Management believes that the Adjusted EBITDA provides a useful measurement of its performance, which is broadly used by investors and analysts to assess performance and compare peers. Other companies may calculate the Adjusted EBITDA different from the Company. The Adjusted EBITDA is not an integral part of the financial statements.

The Adjusted EBITDA aims at reporting an operational economic performance index. Sabesp’s Adjusted EBITDA corresponds to the profit before net financial expenses, income tax and social contribution (federal tax on income), depreciation and amortization and other net operating expenses. The Adjusted EBITDA is not a financial performance index recognized by the Method of the Brazilian Corporation Laws and shall not be considered individually or as an alternative to profit as operational performance index, as alternative to operational cash flows or as liquidity index. Sabesp’s Adjusted EBITDA works as overall economic performance index and is not affected by debt restructuring, fluctuations in interest rates, changes in the tax burden or levels of depreciation and amortization. As a result, the Adjusted EBITDA works as an adequate instrument to regularly compare the operational performance. In addition, there is another formula to calculate the Adjusted EBITDA which is adopted in clauses of few financial commitments. The Adjusted EBTIDA allows a better understanding not only of the operational performance but also of the capacity to meet the Company’s obligations and raise funds for investments in capital goods and working capital. However, the Adjusted EBITDA has limitations preventing it from being used as profitability index, because it does not take into account the costs resulting from Sabesp’s activities or other costs that may considerably affect its profit, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

8 Other net operating revenues/expenses mainly refer to the write-offs of property, plant and equipment, provision for intangible assets loss, loss related to economically unfeasible projects, less revenue from sale of property, plant and equipment, sale of public notices, indemnities and refund of expenses, fines and sureties, property lease, reuse water, projects and services of Pura and Aqualog.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Stock Market

The stock behavior in 2015 reflected investor’s expectations especially as to the recovery of reservoirs of the Metropolitan Region of São Paulo9 and the Company’s capacity to cope with water crisis and the deterioration of Brazilian macroeconomic indicators.

The emergency actions taken by Management, the rainfall levels above the ones recorded in 2014 most 2014, as well as the Company’s financial resilience resulted in the 11.3% appreciation of the shares, closing the year at R$18.93. In the same period, Ibovespa dropped by 13.3%.

The ADRs, on the other hand, in addition to the effects of the water crisis, were affected by the depreciation of Real by around 47.0%, closing the year with a drop of 26.9%, at US$4.60. The Dow Jones Index recorded a 2.2% decline in the period.

In view of such a performance, the Company’s market value presented a slight recovery, from R$11.6 billion in 2014 to R$12.9 billion in 2015. On December 31, 2015, the Company’s asset value was around R$20.1 per share.

Sabesp’s shares are traded in 100% of BM&FBovespa trading sessions and handled an annual financial volume of R$5.6 billion in 2015. In the U.S. market, the Company closed the year with 139.6 million outstanding ADRs. The annual financial volume traded at NYSE in 2015 was US$3.0 billion.

In 2015, Sabesp continued to be monitored by the market financial institutions.

Dividends

Under our bylaws, common shares are entitled to mandatory minimum dividends corresponding to 25% of profit for the year, obtained after the deductions required or permitted under the law, and can be paid as interest on shareholders’ equity.

In 2015, Sabesp paid R$252.3 million in dividends as interest on shareholders’ equity for FY 2014, corresponding to approximately R$0.3691 per common share and a dividend yield of 2.2%.

In 2015, the Board of Directors approved the proposal for the payment of interest on shareholders’ equity totaling R$149.9 million, or R$0.2193 per common share and a dividend yield of 2.2%, to be paid within up to 60 days after the Annual Shareholders’ Meeting where the 2015 accounts will be submitted for approval.

9 For more information about operational performance and water crisis recovery, refer to chapters “The Legacy of the Water Crisis”, “Water Safety: making the future of supply”, “Sanitary Sewage: health, development and environmental conservation”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

ENVIRONMENTAL SANITATION IN PURSUIT OF SUSTAINABILITY

Sabesp’s environmental management, ruled by the guidelines proposed in its Environmental Policy, is inherent to the rendering of sanitation services and the essence of its businesses. Focused on consolidating the environmental culture, the Company prioritizes the in-house and external dissemination of the knowledge and experiences related to the good environmental practices. These are actions included in the corporate environmental management programs, which rely on the involvement of employees, community and partnership with non-governmental organizations.

In 2015, R$18.4 million were invested and spent with environmental management, related to the development and implementation of corporate environmental management programs, as well as the Rational Water Use Program – Pura, among other initiatives.

Other investments and expenses related to environmental protection are included in the total amount of operating expenses and investments reported herein, given the direct relation of these activities with the Company’s purpose.

Environmental Management System and ISO 14001 Certification

In 2009, Sabesp established a program to gradually implement an Environmental Management System (SGA) at the sewage treatment stations (ETEs) and water treatment stations (ETAs).

The initiative reinforces the process of changing the culture under development at the Company, which inserted the environmental management to the corporate guidelines. Its objective is to improve operating management to minimize risks, accidents and generation of environmental liabilities, besides estimulating the development of preventive actions.

In 2014, a strategic alignment in the program was made with the purpose of speeding up the implementation of the EMS in every station until 2024. As a restul, Sabesp adopted a hybrid model in 2015, the ISO 14001 Certification being applied to the certified scope, which may be expanded in compliance with the internal planning of the Business Units. For the other stations, Sabesp began to use its own environmental management model (SGA-Sabesp), focusing on environmental aspects that are more relevant to the operation of ETAs and ETEs.

Until March 2015, Sabesp had 51 stations certified by 14001. Considering the new scenario presented, the scope of certifications was reduced and Sabesp obtained, in April 2015, recommendation for ISO 14001 re-certification of 35 stations. A new external audit cycle is expected for the first half of 2016.

The EMS has already been implemented in 95 stations and is under implementation in another 34, totaling 129 stations until 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Climate changes and greenhouse gas emission management

The global climate changes have been leading states and nations to look for alternatives to mitigate their impact on climate by instituting policies and initiatives, and adhering to international agreements.

Climate conditions and extreme events interfere directly with sanitation. Thus, technical qualification, calculation of greenhouse gas emission, establishment of actions to mitigate those emissions and adaptation to current climate conditions are on the agenda of companies, forming a set of initiatives aimed to improve their environmental and operational performance.

The creation of annual inventories to measure the greenhouse gas emissions – GHG, the acts of raising awareness of climate issues and encouraging the adoption of more environmentally effective measures and practices to manage greenhouse gas emissions are being developed by the Company under the Greenhouse Gas Emission Management Corporate Program – GHG. The initiative is in line with the responbilities established in the guidelines and requirements of the State Policy on Climate Changes (PEMC).

In 2015, Sabesp completed the 2014 GHG corporate inventory, totaling 2,359,114.4 tCO2e. It is the 8th issue of the inventory, in which we identified the same trend from previous inventories, sewage collection and treatment being the biggest sources of greenhouse gas emissions, corresponding to approximately 84% of the total. Electric energy contributes to 14% and the other activities correspond to 2%. Having been issued since 2007, the document follows the principles and requirements of NBR ISO 14.064:2007 Certification Part 1 and the GHG Protocol Brazilian Program.

An example of the efforts being made to reduce greenhouse gas emissions is the biogas processing project generated in ETEs for the use of vehicles, signed through an agreement with the Fraunhofer Institute, from Germany. The goal is to generate fuel through biomethane obtained from the sewage treatment process.

Still in line with that, Sabesp co-authored the “Guia Técnico de Aproveitamento Energético de Biogás em Estações de Tratamento De Esgoto” (Technical Guide to Biogas Energy Use in Sewage Tratment Stations). It is a reference material which resulted from the collaborative work done by Projeto Brasil-Alemanha de Aproveitamento Energético de Biogás no Brasil – Probiogás (Brazil-Germany Biogas Energy Use Project – Probiogás).

Another solution aiming to reduce those emissions was the use of piped natural gas to supply 12 generators of the gross water pumping station (EEAB) from the connection between Rio Grande and Alto Tietê systems, whose energy consumption is equivalent to that of 33 thousand houses.

In line with the optimization of energy consumption, pumps of the water pumping station of França Pinto were replaced, for instance, which boosted pumping capacity and also reducing electric energy consumption in the network.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

As to the reduction of greenhouse gas emissions, Sabesp is searching for energy alternatives from cleaner and renewable sources, such as wind energy in the operation of water pumping stations. For that purpose, we implemented a pilot project at the Sapopemba Pumping Station in order to take measurements for the determination of local wind potential and, if possible, future installation of a vertical-axis wind turbine.

Another highlight is the technological optimization project of the Várzea Paulista ETE, which aims to reduce the plant’s operating costs with electric energy and chemical products by incorporating instrumentation and automation technologies.

Water resources management and water resources protection

Sabesp is involved and takes actions at several levels of the Water Resources National System, through the work of 158 of its employees, from different company units, under corporate coordination. At the Water Resources National System level, we have a seat in the Plenary Session of the National Water Resources Council and seats in three of this Council’s technical chambers; we are also represented in the Plenary Session and the technical chambers of the four federal committees with jurisdiction in the State of São Paulo. At the state level, the Company is represented in the seven technical chambers of the State Water Resources Council and we have a seat in the Plenary Session of the 21 state water basins committees and technical chambers, where we prioritize our contribution to the Planning, Sanitation and Water Use Billing chambers.

Also aimed at improving the management of water resources, Sabesp is monitoring the gradual implementation of the water use billing instrument. It is an important instrument whose goals set forth in the Water Resources National Policy are, among others, the awareness of rational use and the provision of part of the resources needed for the initiatives planned by the Water Basins Committee to recover and preserve water resources. Another point debated by the Company focuses on water bodies through which the basin establishes a pact for water quality goals associated with its main uses. These two management instruments are directly related to Sabesp’s business.

In 2015, the Company disbursed R$43.1 million, paid to the State and the Federal Government, for the use of river water from the Paraíba do Sul river, Piracicaba river, Capivari river, and Jundiaí river basins, the Sorocaba and Mid Tietê rivers, and the Santos coast region, Alto Tietê and Baixo Tietê rivers. The collection for the use of water from other water basins in the State of São Paulo will start in 2016.

In valuing the need to preserve water resources, the Company owns and maintains areas inside preservation units, which it inspects and monitors. The areas are also available to universities and NGOs for social and environmental studies.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In addition to the reserves, since 1990, Sabesp has been maintaining two forest nurseries to produce seedlings of native species to conduct the riparian forest restoration and recovery projects nearby water sources supplying the São Paulo Metropolitan Region (SPMR). One of them is installed at Jaguari dam of the Cantareira system, in the municipality of Vargem, and another one installed at the Alto Cotia WTP, in the municipality of Cotia.

As regards the use permits and environmental licensing, all our plants are currently licensed under the Corporate Programs to Obtain and Maintain Water Resource Usage Right Permits and Environmental Licensing.

We have filed use permit requests for all water uses inserted within the scope of the program with the relevant managing agency, many of which have already been granted and other are under analysis at the Water and Electricity Department (DAEE) and the National Water Agency (ANA).  Another stage of the program is expected to serve new demands.

The Corporate Program associated with the licensing of ETEs and ETAs is in progress and the Sewage Pumping Stations Program (EEEs) is under analysis at Companhia  Ambiental do Estado de São Paulo – CETESB.

Sabesp Environmental Education Program – PEA

Environmental education is an important tool for effective sanitation initiatives. It fosters a connection between projects and people, involving several social sectors, encouraging critical thinking and enhancing the development of values and practices to change behaviors and execute the cultural reconstructions that are necessary to develop sustainable societies.

Sanitary and environmental education actions are supported by public policies in such a way that Sabesp took the theme as one of the key points for the execution of its activities, along with sanitation, water resources and environmental policies.

Currently, these actions seem to be more necessary in order to provide information to the population, clarify doubts and emphasize everyone’s collaboration to rationally use water and the sanitation equipment available. In view of those needs, Sabesp implemented the Environmental Education Program (PEA Sabesp), consisting of a set of actions and projects to change the culture of employees and the society and thereby seeking to build social values, knowledge, abilities, attitudes and skills aimed at environmental conservation, a commom good of society that is essential to gaining quality of life and promoting sustainability.

The activities developed at PEA-Sabesp are organized in line with the following goals: to increase the intrinsic value of water; to take care of the environment; to conserve water sources; to improve environmental quality; to value sanitation activities; to value water and encourage its conscious use; to provide guided qualification and produce guidance materials.

In 2015, 4,365 lectures were delivered in schools, communities and companies, catering to an audience of 492.1 thousand people. Besides, 1.5 thousand monitored visits to the facilities were carried out, receiving about 77.6 thousand visitors.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The concern with the environment and the conservation of natural resources constantly motivate actions developed by the Company, both with its employees and in partnership with its several stakeholders. Among the projects, some highlights are the planting of trees, restoration of riparian forests, release of fish, school competitions, water saving programs and other initiatives and events to celebrate the World Water Day and the Arbor Day.

In line with new teaching tools and methodologies, Sabesp organized the Virtual WTP project. The initiative, having the State Department of Education as one of its partners, is intended at promoting education and awareness by means of an online visit to Alto da Boa Vista WTP, broadcast live from water catchment at the dam until it arrives at the customer’s faucet. Jesus Netto STP can also be visited online through this tool.

Good environmental practices in administrative areas

The 3Rs Sabesp Program has been implemented at Sabesp’s units since 2008 and is based on a business procedure to standardize several initiatives that used to exist in the Company, defining goals and rules to restructure the selective collection of solid waste generated by administrative activities. Grounded in the “3Rs” concept (reduce, reuse, recycle) to manage waste, the corporate program envisages initiatives to reduce, reuse and recycle solid waste and materials.

In 2015, 268 tons of collected waste were sent to be recycled. For that purpose, the Program promotes awareness and qualification for its employees through training of a work group consisting of representatives of the Business Units so that they take responbility for the implementation, management and monitoring of waste management in their areas.

In compliance with the applicable Law, the Program also donates solid waste generated by administrative activities to legally established recycling cooperatives whenever possible. Moreover, it also encourages employees to adopt responsible consumption habits and reduce waste generation, both in the corporate environment and social life.

Sabesp also follows the concept of waste management in the disposal of its used water meters. Part of them is returned to manufacturers that disassemble them and reuse its parts to make new units. Another part is disassembled by Sabespt itself, which returns a portion of the waste to manufacturers and reuses the other portion to recover units.

Another initiative is to maintain, in 2015, the percentage of fleet renewal at 78.5% for light vehicles and 68% for heavy vehicles, the legal obligation to supply vehicles equipped with flex technology with etanol being in force.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

PROMOTING AWARENESS, SOCIAL ENGAGEMENT AND CITIZENSHIP

Sabesp’s actions are based on the principles of legality, ethics, transparency, and respect to people and the environment, contributing to people’s social development.

      In 2015, in view of the low water availability situation, Sabesp invested in raising awareness of the finite nature of water resources among customers, communities, institutions, condominiums and children. A milestone in this action was the Water Guardian Project, which launched the “save it to have it” campaign, with tips and directions for customers to avoid wasting water.

Aware of the importance of volunteer work and its benefits to society, Sabesp, by means of the Business Volunteer Program, spurs good practices and takes more dignity to those involved, promoting citizenship, one of the values expressed in the Company’s Code of Ethics and Conduct.

Another important initiative taken by Sabesp was the Warm Clothing Campaign coordinated by FUSSESP – Solidarity Fund for Social and Cultural Development of the State of São Paulo. Through its network of volunteers, Sabesp held more than 140 events all over the state and raised over 2 million pieces of good clothing, which were distributed to 211 charities and catered to 43,000 families.

Satisfaction Survey

Sabesp has been carrying out a wide satisfaction survey with its customers for 10 years, using the same technology, which makes it possible to compare the results of Sabesp, the boards and the business units. Based on the calculated results, it is possible to improve its customer relations and services rendered.

In 2015, 5,850 interviews were conducted all over the State of São Paulo, which produced an average of 75% positive reviews in relation to water, sewage and services.

This is a good result if we consider the severe water crisis in the Brazilian Southeast, especially in the Metopolitan Region of São Paulo. This positive result in such a critical moment was only possible because of the dedication and efforts of Sabesp’s technical staff in meeting customers’ demands.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Volunteer adhesions and institutional programs

In 2015, Sabesp maintained the voluntary adhesions to global movements and pacts for citizenship, by renewing, for the 12th consecutive year, the certificate awarded by Fundação Abrinq (Abrinq Foundation), it continued to be a co-sponsor of Instituto Criança Cidadã - ICC (Child-Citizen Institute), in whose Advisory and Audit Committee it has representatives, and as a signatory of the Global Compact, a UN (United Nations) initiative that proposes aligning the company's activities to the principles of human rights, labor, environmental protection and fight against corporate corruption.

Sabesp also encourages the 8 Millennium Development Goals (MDGs), a worldwide movement sponsored by member states of the United Nations (UN), with emphasis on MDG 7 - Quality of Life and Respect for the Environment. As of 2016, the goal is to extend the work towards sustainability, so the nomenclature has been changed to 17 Sustainable Development Goals (SDGs). To this end, Sabesp will reinforce the alignment of its Social Responsibility Program with this guideline. With a network of about 1,100 volunteers, the focus will be directed to the promotion of social and environmental initiatives and projects with the community, to stimulate behavioral changes that contribute more broadly to the sustainable development of the population under their influence and, consequently, of the world.

Sabesp is also a partner of the Ethos Institute and has an agreement with Associação para Valorização de Pessoas com Deficiência (Avape) (Association for the Valuing of People with Disabilities) and with Associação Amigos Metroviários dos Excepcionais (AME) (Association of Subway Workers Friends of Persons with Disabilities), through which many disabled people work in our costumer service centers.

Among the institutional programs, the Clubinho Sabesp (Sabesp Club)(www.clubinhosabesp.com.br) stands out, which uses games and characters to encourage the awareness of children and youth from 6 to 13 years old regarding environmental issues. Another highlight is Programa Aprendiz (Apprentice Program), in partnership with SENAI (National Service of Industrial Learning) and CIEE (Business-School Integration Center), which contributes to the citizenship development and professional training of young people from 14 to 21 years old. The initiative has opened up opportunities for 2,878 young people, of whom 510 joined the company's workforce in 2015.

Local communities

The Community Participation Program was created to serve primarily low-income customers or groups. It aims at social, environmental and business results through social responsibility practices which respect the specificities of this public, including the prevention of loss, the community mobilization and awareness for environmental issues, cleaning task-forces in rivers and streams, the planting of trees and other.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Noteworthy are the meetings with the Communities, which periodically gather the community leaders for introducing Sabesp's initiatives and investments, assessment of the population expectations and alignment of the company's actions to the needs of society. The social integration that has already been developed for 18 years allows for a strong awareness and faster response to population in demand management actions that require behavioral change, besides improving the services provided for the Metropolitan Region of São Paulo.

In 2015, other projects also stood out:

 Projeto Guardião das Águas (The Water Guardian Project): Engaging people in the mission of multiplying positive attitudes for the conscious use of water and, consequently, promoting consumption reduction are the major challenges of this program, which counts with the engagement of the society, Sabesp's employees, apprentices and interns, suppliers, community leaders, customers and condominiums for reducing consumption and protecting water resources.

Programa Água: sabendo usar, não vai faltar (Water Program: using it well, we won't lack it): It brings together four important areas: the distribution of water tanks to low-income customers; the distribution of water saving kits; the extension of the bonus for other consumer groups; and the application of a contingency rate for those who consume beyond the average.

The distribution of water tanks is targeted to clients with a family income of up to three minimum wages, living in areas of social vulnerability, which constantly suffer from water shortages due to a low storage capacity in their homes. Ten thousand water tanks and 10 million water saving kits were distributed.

Mutual Cooperation in Capital Assets Areas: It consists of the assignment of areas that suffer or may suffer anthropogenic pressures from urbanization, with the aim of developing social and environmental projects and actions for the improvement of the surrounding community's quality of life.

Community Gardens: It aims to preserve the water in the springs, ground permeability, income generation, preservation of water pipelines and integration among stakeholders. People of the area covered by water pipelines interested in the project are prepared and receive support in the first year of the garden, with training, water connection, tools, seedlings and input donation. After this period, the beneficiaries maintain the area with the sale of vegetables grown without pesticides or industrial fertilizers. Currently, there are four projects that benefit 244 people from 61 families in an area of 19,800 m², where vegetables, tubers, fruits, spices and herbs for teas are produced. They also serve the neighboring residents and other consumers. Next steps: to expand the number and length of the garden areas.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SAT NGO Project: It is a large area of Sabesp transferred to various sporting and cultural projects and activities, attending the population of Taiaçupeba. The community participation in the public space occupying process in an orderly fashion contributes to the collective good.  The areas available for the projects showed significant improvement in the process of preservation and maintenance, in addition to reducing solid waste accumulation and invasions. The activities directly benefit 1,500 people.

Paiva Castro Dam Surveillance and Cleaning Integrated Operation: The main goal of this initiative is to collect deposited debris from the banks of the dam. It had the participation of the Franco da Rocha Fire Department, 5th Fire Brigade, Environmental Police, 26th Kennel of the Military Police, Cantareira State Park and Mairiporã Civil Defense. The operation also had the support of motorized vessels for the removal of improperly discarded objects along the dam. The event was attended by approximately 500 people, collecting about seven tons of waste.

'Minha Cidade tem Sabesp' Program (My City Has Sabesp): through a set of relationship initiatives with society, it provides lectures, educational workshops and guided visits to water and sewage treatment plants and to intake systems. These allow the visitors to know Sabesp, as well as to experience practices that put them in contact with the main issues of basic and environmental sanitation.

People management

The year of 2015 was presented as a challenge but also as an overcome period. Difficulties and uncertainties brought by the water crisis played an important role in the mobilization of the entire Company in the development of alternatives to reduce the risks and impacts on the provision of services to the population.

Without losing sight of the "Human Capital as Competitive Force" Guideline, Sabesp kept the practices that guaranteed the sanitation professionals' skills and expertise, ensuring the commitment of the various stakeholders in convergent efforts.

     Sabesp seeks to meet the major demands of employees, always respecting the limits of its financial capacity and legal and governmental guidelined. The Collective Bargaining for the period 2015/2016 with the main unions representing employees took place in May 2015 and resulted in the Collective Bargaining Agreement, with salary increase of 8.29%, which prevented striking movements. Of all employees, approximately 70% are spontaneous union members.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In 2015, Sabesp had a workforce of 14,223 employees, including 226 employees added to Serviços de Água e Esgotos do Município de Diadema (SANED). The majority of the employees are male, white and from the technical and operational categories, with 47.6 years of age on average. As for the average length of employment at the Company, the staff shows a prevalence of professionals with 16 to 20 years, followed by an increase on the number of employees with up to 5 years in the Company. It also has 859 interns and 510 apprentices.

In the period from 2011 to 2015, there was a reduction of 1,116 jobs, a result of 3,616 layoffs and 2,500 admissions.  Of the total dismissals, 57.2% refer to compliance with the TAC - the Conduct Adjustment Agreement with the Public Ministry, which provided for the gradual dismissal of retired employees still working.  Last year, the turnover rate was 3.8% and the percentage of dismissals was 5.4%.

Sabesp respects the right to differences and reserves job vacancies in the public selection process for disabled people. In 2015, 69 job positions were filled under these conditions, out of which 78% are physically, 14% hearing, and 7% visually impaired. We also maintained agreements with associations, through which 111 disabled people work in our service branches, activity to which they receive over 108 hours of previous training.

Sabesp does not work with outsourced professionals, hiring specialized companies to provide services according to specific demands. The number of service providers employed is estimated at 6,345. From 2011 to 2014, the number of service providers remained stable, with a significant reduction in 2015.

Recruitment and selection of employees, interns and apprentices is carried out only through a public selection process (concurso público). From the Public Tender No. 01/2013 held to fill 624 vacancies, only a few professionals were hired, to meet emergency demands. The hiring of the 575 remaining vacancies will take place until the end of May 2016.

Regarding internal changes, as a way to value, motivate and provide professional development opportunities to employees, there is an Internal Selection process to identify the professional best suited for the available position. The selection is extended to leadership positions, through the Succession and Career Program.

Also in order to meet the needs of the units, Sabesp has a Bank of Opportunities accessible to all employees, to receive expressions of interest for transfers and other professional opportunities inside the company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Compensation, benefits and Career

Sabesp has adopted a Competency-based People Management model, which offers career prospects and compensation consistent with the market, aiming to attract, retain and develop professionals.

Employee compensation consists of base salary, profit sharing, bonus per job position, as well as benefits.

Since 2014, the Company has adopted a single salary policy for the entire state of São Paulo, and the ratio between the lowest salary paid in the company and the minimum wage is 2.06, with no base salary difference for men and women. Regarding overtime performed and normal hours worked, it is worth highlighting that this relationship has been growing, that is 14.9%, while absenteeism showed a slight reduction.

The Profit Sharing Program follows the general guidelines established by Federal Law No. 10,101/2000 and by the State Decree No. 59,598/2013, and is annually negotiated with the Unions.  It is a strategic tool that corresponds to the variable compensation adopted by Sabesp and is aligned to the achievement of strategic goals.

The benefits policy adopted by Sabesp is consistent with that practiced in the market, including: meal and transportation vouchers, medical care and private pension plans.

Regarding Medical Assistance, in the 2015 collective bargaining it was agreed at the Regional Labor Court (TRT) to the creation of a special committee to study issues related to the Health Plan. This committee has discussed improvements in the Full Plan (active employees) and the creation of a single plan for active and retired employees, which will be responsible for monitoring, assessing and commenting on the general conditions of the health care plans and health policies offered to employees, former employees and their households, as well as on any alterations or redesigning of the Plans.

As for Private Pension, there are two pension plans currently at the Company: Benefit Plan - BD and SABESPREV MAIS. Both are managed by Sabesprev, but only the Benefit Plan - BD is open to new members. Currently, the Pension Plan has 11,966 participating employees, being 7,875 of these in the Benefit Plan - BD and 4,091 in the SABESPREV MAIS. For more information about the pension plans, see Note 20 of the Financial Statements included in this annual report.

In addition to the direct benefits, grants are offered for courses at various levels of training and formal education through the Universidade Empresarial Sabesp (Sabesp Business University), and the agreements are extended to family members of all ages. These grants involve graduate, technical training at high school level, languages, professional development, distance learning and educational agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Career and Salary Plan is based on the Competency-based People Management model, which enables employees to plan their careers together with their managers, focusing on meeting business objectives.

The positions are divided into three categories, according to the characteristics of the activities developed and the required level of education. The full performance of each position demands specific minimum requirements such as education attainment, ability to handle more complex activities and further training courses.

Sabesp has gratified positions, called Management or Leadership/Supervision, which are carried out by employees of the three categories of positions, according to the profile, experience and complexity of the role.

For professionals in the university category, the Y Career is also adopted, allowing employees to continue specializing in their area, with compensation equivalent to the managerial career.

Skill-and Performance-Based Assessment

Professional growth occurs from Skills and Performance Assessments held annually for 100% of the employees. In force since 2002, this instrument aims to identify the degree of knowledge and development of the skills necessary for the implementation of corporate strategies and the achievement of the envisaged results. Its principles are: valuing of people; career management; and improvement of skills.

According to the level of skills measured on the Skill-and-Performance-Based Assessment, the manager establishes with the employee an Individual Development Plan, enabling employees to reach a new level of skill development at each cycle.

Due to the effects of the water crisis, for the III Evaluation Cycle held in November/2014, 1% of the payroll was allocated to promotions and applied to the eligible employees as Personal Advantage (Vantagem Pessoal) since July 2015, after discussions with the Salary Policy Commission.

This evaluation also identified the organizational climate and the spheres that received the lower rates were Acknowledgment/Appreciation (3.38) and Communication (3.97) which shall be addressed with improvement initistives proposals in 2016.

Sabesp Business University (Universidade Empresarial Sabesp)

Sabesp invests in the development and qualification of its professionals seeking to ensure the effectiveness of the work of the front teams to increasingly challenging scenarios.

Founded in 2000, Sabesp Business University takes advantage of a learning architecture that combines on-campus methods with self-development, knowledge sharing practices and distance learning.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In this regard, it is worth highlighting the Programa Excelência Gerencial (PEG) (Management Excellence Program), started in 2012, which comprises a set of activities coordinated and based on leadership skills. These converge to encourage participants to reflect and discuss the current management paradigms, and to understand the business demands and their implications for the construction of a managerial role aligned with the challenges presented to Sabesp. PEG had a total of 488 people trained in 2015, divided into 4 groups.

          Combined with PEG, Sabesp also developed the Programa de Sucessão Gerencial (Management Succession Program), aimed at preparing the new generation of company leaders.  Between 2010 and 2015, three classes have been concluded, with a total of 157 professionals from the university category, with different backgrounds and professional experiences. After entering the program, 24 professionals took up managerial positions.

In 2015, UES invested R$4.7 million in strategic programs and courses focused mainly on training related to the core business, Occupational Health and Safety compulsory courses and Leadership Development. For the support areas, the training happened through virtual methods and internal transfer of knowledge.

Occupational Health and Safety

Health and Safety initiatives aim to ensure the promotion and development of a prevention culture and employees' and service providers' quality of life improvement. In addition to maintaining an Internal Commission for Accident Prevention and emergency brigades, the main actions developed in the Company are:

  Occupational Health and Safety Procedures: Establishing policies, guidelines and specific rules for risk activities in the Company and of service providers.
  Program for Environmental Risks Prevention: identifies environmental risks by Homogeneous Exposure Groups (HEG), defining control measures and corrective actions.
  Procedure for unhealthy and hazardous work: a classification review of employees in unhealthy and dangerous HEGs, with the implementation of the 30% premium payment to 215 employees users of motorcycle, provided by Sabesp, in compliance with Law No. 12,997 / 2014, regulated by Ordinance No 1,565/2014.
  Occupational Health Medical Control Program: It allows an outline of all employees, apprentices and interns health profiles and subsidizes the health and quality of life programs, in addition to meeting the legal aspects. Through this program, Sabesp introduced in 2012 the flu vaccination, covering all employees, apprentices and interns, for effective prevention of infectious diseases.  In 2015, 13,400 were immunized, an adherence of 85%.
  The Internal Week of Occupational Accidents Prevention - SIPAT: In 2015, this event enabled distance communication, lowering employees mobility and increasing interaction.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In addition, Sabesp has rolled out health and safety campaigns through newsletters, lectures and preventive actions on issues such as the fight against the Aedes Aegypti mosquito, ergonomics, traffic safety, conjunctivitis, flu, among others.

In 2015, there was a reduction in the number and frequency rate of accidents at work. However, despite the continuous investments, there was an increase in the severity rate.  Such information will be used to adapt the programs to be developed throughout 2016.

Quality of Life

Encouraging the quality of life, occupational safety and health culture and commitment throughout the organization, the supply chain and key partners is a challenge for Sabesp. Aware of this Company guideline, several corporate actions are held regularly to promote behavior and lifestyle changes and arouse concern with health. Among them, we highlight:

•        Calendar of commemorative days: according to the annual calendar of commemorative days, articles about Quality of Life are prepared and made available on the intranet;

•        Agreements with fitness centers: to encourage employee engagement in physical activities, Sabesp constantly signs agreements with several fitness centers that offer discounts to employees and their dependents;

•        On-line courses and lectures: The on-line courses and lectures of the “Nutrição para Viver Feliz” Project (Nutrition for a Happy Life Project) are available for all employees, with information on Nutrition and Health;

•        Blood donation campaign: With the slogan “DOE SANGUE, DOE VIDA” ("Donate Blood, Donate Life"), the blood donation campaigns are a tradition at Sabesp. Thanks to solidarity, 394 blood bags were collected in 2015, which helped to save many lives;

•        Pink October and Blue November: Sabesp was once again engaged in the worldwide campaign to raise awareness about the importance of prevention and early diagnosis of breast and prostate cancer.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In general, it can be noted that the integration of the programs developed and the investments made in Occupational Health and Safety over the past few years have contributed to the gradual reduction of 16% in the number of accidents in the period.

Evaluation of suppliers

The Company’s procurement processes are broadly disclosed in our electronic bidding portal, available at our Website, ensuring suppliers equal participation conditions. The relationship with our suppliers is guided by ethics, transparency and social-environmental criteria, reason that the Company encourages entities with which it maintains business relationship to adhere to the management practices and reduce the greenhouse gas emissions. We are the first government company to implement an electronic procurement process in Brazil. Besides reducing costs, the system offers greater transparency, efficiency and agility to its suppliers and population.

Sabesp’s on-line procurement system offers its suppliers same competition and participation conditions, regardless of the place these are installed, besides a relevant reduction of costs, waste and obsolescence.

With regard to labor laws, it must be stressed that all the requirements for proof of obligation compliance by suppliers, as determined by the law of bids, are applied in the service and material procurement processes.

During the contract performance, at each invoice presented, the supplier must show proof of the monthly payment of Social Charges, according to the law. The contractual terms include Labor, Occupational Safety and Environment requirements. The contractor also undertakes to establish partnerships (sub-contractors or outsourced workers) only with companies with social security, labor and tax regular status, in municipal, state or federal spheres, being the contractor solely liable for any irregular acts of facts practiced by sub-contractor and/or outsourced worker of its behalf, employees or representatives.

Regarding environmental responsibility, Sabesp evaluates its suppliers’ compliance to the local environmental legislation and the toxicological risks of the product to be supplied, to ensure its safety of use both for the water treatment plant and for final consumers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Sabesp also assesses the supplier's production process, from the raw material to the final product. Aspects related to social responsibility, especially regarding child labor employment, technological development, promotion of fair trade (selection of suppliers with the same level of quality) are also assessed and, within this criteria, the lowest price is sought. Sabesp's Qualification Regulatory Guidelines are quarterly reviewed and published, for the development of new suppliers.

In addition, Sabesp encourages the development of micro and small enterprises, promoting the participation and hiring of local suppliers in the regions it operates.

Further information about our bidding processes are available on our website www.sabesp.com.br.

Child Labor

The bidding procedures also determine that bidder declares its regular standing before the Ministry of Labor regarding the prohibition of night, hazardous or unhealthy work to those under 18 years of age and any work to those above 16 years. During bidding phase, the failure to comply with such rule results in the bidder’s disqualification and during the contractual performance, any infringement to such rules may result in contractual termination.

 Forced or slave-like labor

In order to remove all forms of force dor slave labor, we can highlight:

a) systematic consults the our records of the "black list" of the Ministry of Employment and Labor in order to check if suppliers are using slave labor;

b) the bidders interested in participating in bids, or to qualify their products in Sabesp, must declare they do not use slave labor in their production chain; and

c) The contract provision that the contractor will take the responsibility for any use of slave labor in its production chain. Within this context, the utilization of forced or compulsory labor is reason for terminating the agreement with Sabesp.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

ANNUAL BALANCE SHEET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AWARDS RECEIVED IN 2015

•         1st Place in Ranking do Saneamento 2015 (2015 Sanitation Ranking), title awarded by the Trata Brasil Institute to the city of Franca, for having the best rates in the major basic sanitation indicators among cities with over 100,000 inhabitants.

•         ISO 14001 Recertification awarded by Bureau Veritas Certification body (BVC) to 35 sewage and water treatment plants.

•         2015 Troféu Transparência Anefac (Anefac Transparency Trophy)  – Publicly-Held Companies  Category (turnover of more than R$8 billion), awarded by the National Association of Executives in Finance, Administration and Accounting (Anefac) for the financial statements.

•         Prêmio Mário Covas (Mario Covas Award) – East Business Unit - Third place in the category Innovation in Organizational Processes for the Case: The Implementation of the Organizational Learning Process for the Achievement of the FNQ National Quality Award.

•         Prêmio Mário Covas (Mario Covas Award), State Category – Central Business Unit - finalist in the Public Services Innovation category for the case:  "Maximizing Pressure Reducing Valves and Water Pumping Stations Operations through Critical Point Control".

•         Prêmio Mário Covas (Mario Covas Award), granted by the Mário Covas Foundation to the Suzano Department of Education, in partnership with Sabesp - Metropolitan Sewage Treatment Business Unit, for the winning case in the Public Management Innovation category, with the theme "Fighting Water Waste Program".

•         Prêmio Mário Covas (Mario Covas Award) , awarded by the Mário Covas Foundation - Honorable mention to the North Business Unit, for the case "Management of Dissatisfactions" in the State Management Innovation Category.

•         Prêmio Paulista de Qualidade da Gestão PPQG /2015 (PPQG /2015 São Paulo Management Quality Award), promoted by the São Paulo Institute of Management Excellence (IPEG):

•         Level III - State Governor Trophy: Interlagos Regional Management Unit.

•         Finalist in the category "2015 Merit in Innovation and Knowledge Management" - Central Business Unit - case "Maximizing Pressure Reducing Valves and Water Pumping Stations Operations through Critical Point Control".

•         Prêmio "As 100 Melhores Empresas em Cidadania Corporativa 2015” (2015 100 Best Companies in Corporate Citizenship Award)  - The acknowledgment is granted among the companies listed on the 1000 Largest and Best Companies in Brazil (Exame magazine) and on Best Companies to Work For (Você S/A | FIA – GPTW | Época).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         Prêmio InovaCidade 2015 (2015 InovaCidade Award) granted to the Depollution of the Tiete River Project. The award is conferred to initiatives that contribute to quality of life improvement in cities, in the fields of sustainability, technological innovation, governance, energy and urban mobility. Promoted by the Smart City Business Institute.

•         Prêmio Desafio Estadão (Estadão Challenge Award) – in the Branded Content category, for the campaign on the conscious use of water, developed by Sabesp in condos.

•         Innovation in Sanitation Management (IGS) ABES. Winner - East Business Unit, for the Case: A methodology to identify critical obstructed segments in the sewage collection system.

•         Excellence Modern Consumer in Consumer Services Award – government services category, awarded by Revista Consumidor Moderno magazine to the customer servisse of regional systems executive board (also in 2011, 2012 and 2014.

•         Learning & Performance Brazil Award – promoted by MicroPower company, by ABRH (the Brazilian Association of Human Resources), FENADVB - (the Federation of the Brazilian Sales and Marketing Managers Associations), FNQ (the National Quality Foundation), and ABES - (the Brazilian Association of Software Companies). The award acknowledges as a national reference Sabesp Business University’s work.

•         Datacenter Dynamics AWARDS - Innovation in Medium-Sized Data Center promoted by the DCD Group. It acknowledges and encourages leadership, innovation and differentiation of public and private companies in datacenter building and projects.

•         Datacenter Dynamics AWARDS - Leadership in the Public Sector - acknowledges government advances in the IT public sector, focusing on initiatives, projects and strategies that meet public service customers' needs.

•         Datacenter Dynamics AWARDS - Best Cloud Computing Project  - best plan for the acquisition of a "Cloud" system, based on the criteria of innovation  and best plan adaptation to the company's business objectives.  It takes into account risk, availability and security.

•         Intranet Portal Award – Intranet Portal Institute. Awarded in the IT Integration category - 1st Place - the highest award in the digital workplace segment in Latin America.

•         IT Media / PwC - Awarded to the 100 Most Innovative Companies in IT - 12th Place - The most important benchmarks of technology application focused on corporate innovation.

•         RFID – Journal Awards – Runner – UP, RFID Green Award. International Award focused on the segment of the RFDI (Radio Frequency Identification) technology, granted to the "Meters Integrated Management System”.

•         Benchmarking Brasil Award, promoted by the Mais Institute - 7th place in the ranking for the case "Water shortage management" to the West Business Unit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•           Prêmio Jovem Profissional do Saneamento 2015 (2015 Young Sanitation Professional Award) – acknowledgment to the Superintendency of Research, Technological Development and Innovation at the 26th FENASAN Technical Meeting.

•           Selo do Programa Empresa Amiga da Criança (Child-Friendly Company Seal)  granted by the Abrinq Foundation to the company for the 12th consecutive time. The seal recognizes the social and inclusion projects for the benefit of children and young people, as well as the diversity of actions in the areas of education, health, culture and social assistance for children and youth, both for the community and for employees' children.

Selo de Empresa Amiga da Justiça (Justice Friend Company Seal), a result of Sabesp's adhesion to the São Paulo Court of Justice (TJSP) program. In practice, it means that the company makes a public and voluntary commitment to reduce the number of lawsuits as plaintiff or defendant, favoring alternative arrangements and reconciliation out of courts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance Sheet as of December 31, 2015

Amounts in thousands of reais

Assets	Note	December 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	7	1,639,214	1,722,991
Trade receivables	9 (a)	1,326,972	1,034,820
Accounts receivable from related parties	10 (a)	156,155	121,965
Inventories		64,066	66,487
Restricted cash	8	29,156	19,750
Recoverable taxes	17 (a)	77,828	148,768
Other receivables		156,942	100,664
Total current assets		3,450,333	3,215,445

Noncurrent assets
Trade receivables	9 (a)	182,616	189,458
Accounts receivable from related parties	10 (a)	715,952	102,018
Escrow deposits		76,663	69,488
Deferred income tax and social contribution	18	128,242	209,478
Water National Agency – ANA	11	88,368	122,634
Other receivables		140,676	87,286

Investments	12	28,105	21,223
Investment properties	13	56,957	54,039
Intangible assets	14	28,513,626	25,979,526
Property, plant and equipment	15	325,076	304,845

Total noncurrent assets		30,256,281	27,139,995
Total assets		33,706,614	30,355,440

 The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance Sheet as of December 31, 2015

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2015	December 31, 2014
Current liabilities
Trade payables and contractors		248,158	323,513
Current portion of long-term borrowings and financing	16	1,526,262	1,207,126
Accrued payroll and related taxes		347,976	387,971
Taxes and contributions	17 (b)	107,295	74,138
Interest on capital	22 (c)	127,441	214,523
Provisions	19 (a)	631,890	625,092
Services payable	21	387,279	318,973
Public-Private Partnership – PPP	14 (h)	33,255	38,047
Program Contract Commitments	14 (d) (iv)	228,659	189,551
Other liabilities		102,101	101,642
Total current liabilities		3,740,316	3,480,576

Noncurrent liabilities
Borrowings and financing	16	11,595,338	9,578,641
Deferred Cofins and PASEP		132,921	129,351
Provisions	19 (a)	450,324	595,255
Pension obligations	20 (b)	2,832,216	2,729,598
Public-Private Partnership – PPP	14 (h)	1,001,778	330,236
Program Contract Commitments	14 (d) (iv)	92,055	18,208
Other liabilities		145,060	189,172
Total noncurrent liabilities		16,249,692	13,570,461

Total liabilities		19,990,008	17,051,037

Equity	22
Capital stock		10,000,000	10,000,000
Earnings reserves		4,069,988	3,694,151
Other comprehensive income		(353,382)	(389,748)
Total equity		13,716,606	13,304,403
Total equity and liabilities		33,706,614	30,355,440

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statement for the

Years ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	Note	2015	2014

Net operating income	25 (b)	11,711,569	11,213,216
Operating cost	26	(8,260,763)	(7,635,599)

Gross profit		3,450,806	3,577,617

Selling expenses	26	(598,125)	(736,608)
Administrative income (expenses)	26	44,958	(924,359)
Other operating income (expenses), net	28	143,755	(3,488)
Equity results	12	2,597	(2,453)

Profit from operations before finance income (expenses)		3,043,991	1,910,709

Financial expenses	27	(859,732)	(712,293)
Financial revenues	27	395,234	422,732
Exchange result, net	27	(1,991,964)	(346,305)

Financial expenses, net		(2,456,462)	(635,866)

Profit before income tax and social contribution		587,529	1,274,843

Income tax and social contribution
Current	18 (d)	(1,226)	(437,417)
Deferred	18 (d)	(50,024)	65,557
		(51,250)	(371,860)
Profit for the year		536,279	902,983
Earnings per share - basic and diluted (in reais)	23	0,78	1,32

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2015 and 2014

Amounts in thousands of reais

	Note	2015	2014
Profit for the year		536,279	902,983
Other comprehensive income		36,366	(256,217)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	36,366	(256,217)
Total comprehensive income for the year		572,645	646,766

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

				Earnings reserve
	Note	Capital stock	Capital reserve	Legal reserve	Investment reserve	Additional dividends proposed	Retained earnings	Other Comprehensive income	Total
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801
Net income for the year		-	-	-	-	-	902,983	-	902,983
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(256,217)	(256,217)
Total comprehensive income for the year		-	-	-	-	-	902,983	(256,217)	646,766
Legal reserve	22 (e)	-	-	45,149	-	-	(45,149)	-	-
Interest on capital (R$0.3138 per share)	22 (c)	-	-	-	-	-	(214,458)	-	(214,458)
2013 additional proposed dividend, approved (R$0.1180 per share)		-	-	-	-	(42,862)	-	-	(42,862)
Additional proposed dividends	22 (c)	-	-	-	-	37,846	(37,846)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(15,844)	-	-	(15,844)
Capitalization of reserves		3,796,312	(124,255)	-	(3,672,057)	-	-	-	-
Transfer to investments reserve		-	-	-	605,530	-	(605,530)	-	-
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403

Net income for the year		-	-	-	-	-	536,279	-	536,279
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	36,366	36,366
Total comprehensive income for the year		-	-	-	-	-	536,279	36,366	572,645
Legal reserve	22 (e)	-	-	26,814	-	-	(26,814)	-	-
Interest on capital (R$0.1863 per share)	22 (c)	-	-	-	-	-	(127,366)	-	(127,366)
2014 additional proposed dividend, approved (R$0.0554 per share)		-	-	-	-	(22,002)	-	-	(22,002)
Additional proposed dividends	22 (c)	-	-	-	-	22,527	(22,527)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(11,074)	-	-	(11,074)
Transfer to investments reserve		-	-	-	359,572	-	(359,572)	-	-
Balances as of December 31, 2015		10,000,000	-	784,955	3,273,580	11,453	-	(353,382)	13,716,606

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2015 and 2014

Amounts in thousands of reais

	December 31, 2015	December 31, 2014
Cash flow from operating activities
Profit before income tax and social contribution	587,529	1,274,843
Adjustments for:
Depreciation and amortization	1,074,032	1,004,471
Residual value of property, plant and equipment and intangible assets written off	52,040	48,248
Allowance for doubtful accounts	2,420	139,589
Provisions and inflation adjustment	(4,706)	236,122
Interest calculated on borrowings and financing payable	474,056	379,489
Inflation adjustment and exchange gains (losses) on borrowings and financing	2,163,754	443,414
Interest and inflation adjustment on liabilities	27,168	17,900
Interest and inflation adjustment on assets	(130,762)	(36,227)
Finance charges from customers	(125,966)	(195,948)
Margin of fair value on intangible assets arising from concession	(72,908)	(62,520)
Provision for Consent Decree (TAC)	(15,601)	52,008
Share of profit of investees	(2,597)	2,453
Provision from São Paulo agreement	11,252	(23,306)
Provision for pension plan – SABESPREV MAIS	8,349	8,395
Pension obligations	352,710	289,294
Other adjustments	(6,103)	43,543
GESP agreement	(696,283)	-
	3,698,384	3,621,768
Changes in assets
Trade receivables	(111,738)	363,343
Accounts receivable from related parties	(2,818)	42,670
Inventories	(550)	(8,699)
Recoverable taxes	70,940	(148,578)
Escrow deposits	35,083	4,528
Other receivables	(9,785)	(47,590)
Changes in liabilities
Trade payables and contractors	(18,314)	(85)
Services received	57,054	19,071
Accrued payroll and related taxes	(24,394)	21,037
Taxes and contributions payable	35,947	28,383
Deferred Cofins/Pasep	3,570	(498)
Provisions	(133,427)	(196,157)
Pension obligations	(182,514)	(172,820)
Other liabilities	(47,607)	(6,946)
Cash generated from operations	3,369,831	3,519,427

Interest paid	(710,688)	(603,563)
Income tax and social contribution paid	(17,743)	(435,612)
Net cash generated from operating activities	2,641,400	2,480,252
Cash flows from investing activities
Acquisition of intangibles	(2,397,352)	(2,658,857)
Restricted cash	(9,406)	(9,417)
Investment increase	(2,540)	(16)
Purchases of property, plant and equipment	(54,794)	(89,451)
Dividends received	4,612	-
Net cash used in investing activities	(2,459,480)	(2,757,741)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2015 and 2014

Amounts thousands of reais

(continued)

	December 31, 2015	December 31, 2014

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,303,296	1,258,101
Payments of loans	(1,292,322)	(529,535)
Payment of interest on capital	(202,115)	(467,469)
Public-Private Partnership – PPP	(23,799)	(4,189)
Program Contract Commitments	(50,757)	(38,429)
Net cash generated by (used in) financing activities	(265,697)	218,479

Decrease in cash and cash equivalents	(83,777)	(59,010)

Represented by:
Cash and cash equivalents at beginning of the year	1,722,991	1,782,001
Cash and cash equivalents at end of the year	1,639,214	1,722,991
Decrease in cash and cash equivalents	(83,777)	(59,010)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Value Added for the

Years ended December 31, 2015 and 2014

Amounts in thousands of reais

	Note	2015	2014
Revenues
Operating income	25 (a)	8,946,825	8,905,335
Other income		212,714	123,718
Construction of assets	14 (c)	3,336,716	2,918,036
Allowance for doubtful accounts	9 (c)	(2,420)	(139,589)
		12,493,835	11,807,500
Inputs purchased from third parties
Operating and construction costs		(4,875,987)	(4,567,020)
Materials, electricity, outside services, and other		(491,043)	(811,889)
Other operating expenses	28	(47,085)	(112,817)
		(5,414,115)	(5,491,726)
Gross value added		7,079,720	6,315,774
Retentions
Depreciation and amortization	26	(1,074,032)	(1,004,471)
Wealth created by the Company		6,005,688	5,311,303

Wealth received in transfer
Share of profit of investees		2,597	(2,453)
Financial income		403,956	422,157
GESP reimbursement – benefits paid		696,283	-
		1,102,836	419,704
Total value added to distribute		7,108,524	5,731,007

Value added distribution
Personnel
Salaries and wages		1,326,693	1,290,046
Benefits		577,414	515,355
Severance Indemnity Fund for Employees (FGTS)		124,914	139,642
		2,029,021	1,945,043
Taxes, fees and contributions
Federal		1,033,041	1,368,101
State		75,689	70,919
Municipal		31,070	30,983
		1,139,800	1,470,003
Lenders and lessors
Interest, exchange and inflation adjustments		3,319,014	1,336,288
Rentals		84,410	76,690
		3,403,424	1,412,978
Shareholders
Interest on capital	22 (c)	127,366	214,458
Retained earnings		408,913	688,525
		536,279	902,983
Value added distributed		7,108,524	5,731,007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

As of December 31, 2015, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. On August 5, 2015, the Company signed an agreement with the municipality of Santa Isabel, stipulating the beginning of operations for January 2016; thus Santa Isabel is not included in the aforementioned 364 municipalities. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. As of December 31, 2015, the Company had 367 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Cajobi, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$9,574 as of December 31, 2015 (R$9,578 as of December 31, 2014). Disclosures on the respective processes are detailed in Note 19 (c) (vii).

As of December 31, 2015, 53 concession agreements had expired and are being negotiated. From 2016 to 2030, 36 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2015, 278 program and services contracts were signed (274 contracts as of December 31, 2014).

As of December 31, 2015, the carrying amount of the underlying assets used in the 53 concessions of the municipalities under negotiation totaled R$6,177,433, accounting for 21.66% of total, and the related revenue for the year then ended totaled R$1,589,226 as of December 31, 2015, accounting for 12.94% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.79% of the gross revenues as of December 31, 2015 (49.42% in December 2014) and 43.37% of intangible assets (42.29% in December 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos, where it operated under a public deed of authorization. As of December 31, 2015, the carrying amount of the municipality of Santos’ intangible assets was R$310,693 (R$205,261 in December 2014) and gross revenue in the year ended December 31, 2015 was R$269,530 (R$231,493 in December 2014).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010, however, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Water shortage in 2014-2015 – the Company’s operations have been influenced by the lowest rainfall and inflow never seen in 85 years, especially at the reservoirs composing the Cantareira System which, under usual conditions, is liable for the direct supply of approximately 8.8 million people. During the rainy seasons from October 2013 to March 2014, and October 2014 to March 2015, rainfall was well below average. This situation continued throughout 2014 and in most of the months in 2015. In order to deal with this situation and maintain the non-stop supply in 2014 and 2015, the Company has adopted several measures since February 2014, such as:

  Using pumps to remove water below the catchment level of the Cantareira System, the so-called  “technical reserve”;
  Offering financial incentives to reduce consumption through bonus granted to consumers, whose volume consumed is below the average stipulated;
  Using treated water from other producing systems to serve consumers previously supplied by the Cantareira System;
  Intensifying the advertising campaigns towards the rational use of water;
  Reducing pressure in the distribution network, in order to prevent water losses;
  Adjusting the treated water volume sold to municipalities which operate their own distribution networks, due to lower availability;
  Anticipating investments to expand water safety in the Metropolitan Region of São Paulo - RMSP
  Performing short-term emergency works to increase water availability in the reservoirs, improving and optimizing supply systems in the RMSP, thereby lessening the impacts arising from the drought;
  Installing ultrafiltration membranes which enabled rapid increase in the Guarapiranga and Rio Grande Systems’ water production; and
  Implementing the contingency tariff for consumers whose volume consumed is above the average stipulated.

At the end of September, the 2015 main work was concluded and delivered to contribute to the water supply in the Metropolitan Region of São Paulo. This interconnection will enable the transfer of up to 4m³/s of the Rio Grande  Reservoir (Billings) to the Alto Tietê System, bringing more water safety so that this system expand to regions previously served only by the Cantareira System.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The water reservation volume relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water resources regions.

This scenario of water shortage also had adverse effects for the Company. As a result, since 2014 up to date, the Company has taken several decisions to minimize these effects, such as:

            •              Rearrangement of investments;

  Expense budget reduction,
  Negotiation of overdue receivables (until December 31, 2015, the Company included in the State CADIN a total of 33 municipalities with unpaid water bills, including those municipalities served by wholesale);
  Contracting guarantee insurance for escrow deposits; and
  Application of the extraordinary tariff revision outcome since June 2015.

The Company’s Management expects that these measures and its impacts in the generation of operating cash and the lines of credit available for investments, will be sufficient to meet its short-term liabilities and not compromise the actions necessary to overcome the water shortage, preserving consumers’ supply.

See other disclosures about this matter in the Note 25 – operating revenue.

The financial statements were approved by the Board of Directors on March 24, 2016.

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments, which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS and CPC’s requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value, as well as current account overdrafts.

3.2  Financial assets and liabilities

Financial Assets - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2015 the Company held CTEEP shares only, classified as held-for-trading financial assets, which were measured at fair value through profit or loss.  As of December 31, 2014, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets). The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA. Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities. Classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2015 and 2014, the Company did not have liabilities classified into the “fair value through profit or loss” category.

Other liabilities

This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

3.3  Operating income

(a)         Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by Management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6  Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets to the concession grantor received from third parties and governmental entities to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 “Operating income”.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized by the useful life of asset.

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)          Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Borrowings and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 16. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.13  Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accrual basis.

3.14  Profit sharing

The Company's profit sharing plan for its employees is based on operational and financial targets of the Company as a whole. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

3.15  Provisions, legal liabilities, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 19.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized in the books.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to CPC 32 and IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.18  Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity. The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial revenues and expenses

Financial revenue is primarily comprised of interest, inflation adjustments and exchange rate changes resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of finance lease agreements are recognized and allocated between financial expenses and amortization of finance lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and Interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting. The tax effects of the interest on capital are recognized in the income statement of the year, under the same recognition basis.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements.In its first part is presented the wealth generated by the Company representing revenues (gross revenue, including taxes on revenues, other revenues and the effects of the allowance for doubtful account), by services and products acquired from third party (cost of sales and material purchases, electricity and outside services, including taxes upon the acquisition, the effects of losses and recovery of assets, depreciation and amortization) and by value added received from third parties (equity share of investment in investee, financial income and other revenues). The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26  Segment information

Operating segments are reported in a manner consistent with the Management internal reporting to make strategic decisions, allocate resources and evaluate the operating segment performance.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes, detailed in Note 24.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated by the exchange rate prevailing at balance sheet date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices anddisclosures

      4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2015

New standards and revisions

Standard	Key requirements	Effectiveness date

Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions CPC 33 (R1)

The amendments to IAS 19 clarify the accounting treatment to be given to employee or third-party contributions in a defined benefit plan. In accordance with the amendments, arbitrary contributions by employees or third parties reduce the cost of service by paying these contributions to the plan. When the formal terms of the plan specify employee or third-party contributions, their recognition depends on whether the contributions are associated with the service.

January 1, 2015

Analysis of the impact of the new rules, amendments or interpretations of the rules to the Company:

Amendments to IAS 19 / CPC 33 (R1) – Defined Benefit Plan: Employee Contribution

The application of this interpretation did not materially impact reporting or the amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IFRS 11 / CPC 19 (R2)	Accounting for Acquisitions of Interests in Joint Operations [1]
IAS 1 / CPC 26 (R1)	Disclosure Initiative[1]
Amendments to IAS 16 / CPC 27 and IAS 38 / CPC 04 (R1)	Clarification on Acceptable Depreciation and Amortization Methods[1]
Amendments to IAS 27 / CPC 35 (R2)	Equity Valuation Method in Separate Financial Statements[1]

1 Effective for annual periods beginning on or after January 1, 2016.

2 Effective for annual periods beginning on or after January 1, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5             Risk Management

       5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$6,640,256 as of December 31, 2015 (R$4,363,898 in December 2014). Below, the Company’s exposure to exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015		December 31, 2014
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,242,273	4,850,827	1,231,188	3,270,282
Borrowings and financing – Yen	53,906,927	1,748,202	48,066,910	1,068,527
Interest and charges from borrowings s and financing – US$		29,813		17,703
Interest and charges from borrowings and financing – Yen		11,414		7,386
Total exposure		6,640,256		4,363,898
Borrowing cost– US$		(19,786)		(15,519)
Borrowing cost – Yen		(2,646)		(2,087)
Total foreign currency-denominated loans (Note 16)		6,617,824		4,346,292

The 52% increase in foreign currency-denominated debt between December 31, 2014 and December 31, 2015 was mainly due to the following:

1)         Exchange rate changes, due to the 47% increase in the US dollar, from R$2.6562 on December 31, 2014 to R$3.9048 as of December 31, 2015. The US dollar-denominated debt account for 73.5% of foreign-currency denominated debts; and

2)         A 12% increase in the Yen-denominated debt and 45.9% increase in the Yen, from R$0.02223 as of December 31, 2014 to R$0.03243 as of December 31, 2015.

As of December 31, 2015, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$664,026 (R$436,390 in December 2014), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2015 (Liabilities) in US$	1,242,273	1,242,273	1,242,273

US$ rate as of December 31, 2015	3,9048	3,9048	3,9048
Exchange rate estimated according to the scenario	4,2100	5,2625	6,3150
Difference between the rates	(0,3052)	(1,3577)	(2,4102)

Effect on net financial result R$ - (loss)	(379,142)	(1,686,634)	(2,994,126)

Net currency exposure as of December 31, 2015 (Liabilities) in Yen	53,906,927	53,906,927	53,906,927

Yen rate as of December 31, 2015	0,03243	0,03243	0,03243
Exchange rate estimated according to the scenario	0,03484	0,04355	0,05226
Difference between the rates	(0,00241)	(0,01112)	(0,01983)

Effect on net financial result in R$ - (loss)	(129,916)	(599,445)	(1,068,974)

Total effect on net financial result in R$ - (loss)	(509,058)	(2,286,079)	(4,063,100)

(*)For the probable scenario in US dollar, the exchange rate estimated for December 31, 2016 was used, pursuant to the Focus Report-BACEN, while for the Yen, the average exchange rate was considered for the 12-month period after December 31, 2015, according to BM&FBovespa’s Reference Rates report.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	December 31, 2014

TR(i)	1,498,085	1,578,250
CDI(ii)	1,617,191	1,712,010
TJLP(iii)	1,114,977	1,059,074
IPCA(iv)	1,623,201	1,492,320
LIBOR(v)	2,926,628	1,953,989
Interest and charges	144,546	133,776
Total	8,924,628	7,929,419

(i) TR – Interest Benchmark Rate

(ii)   CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)  TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)  IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

As of December 31, 2015, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$89,246 (R$79,294 in December 2014) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2015 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2015	December 31, 2014
Cash at bank and short-term bank deposits
AAA (bra)	1,638,589	1,722,347
Outros (*)	625	644
	1,639,214	1,722,991

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks, as at December 31, 2015, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S/A	AAA(bra)	Aaa.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA+
Brazilian Federal Savings Bank	AAA(bra)	Aaa.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aaa.br	brAA+
Itaú Unibanco Holding S/A	AAA(bra)	Aaa.br	brAA+

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The table below shows the financial liabilities of the Company and São Lourenço PPP’s commitments, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

	2016	2017	2018	2019	2020	2021 onwards	Total
As of December 31, 2015

Liabilities
Borrowings and financing	2,030,336	2,016,107	1,809,898	1,870,480	2,605,815	6,308,623	16,641,259
Accounts payable to suppliers and contractors	248,158	-	-	-	-	-	248,158
Services payable	387,279	-	-	-	-	-	387,279
Public-private partnership -PPP (*)	46,038	46,038	332,930	332,930	332,930	5,385,395	6,476,261
Program contract commitments	238,883	37,979	27,520	27,730	834	16,828	349,774

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any debt  may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Other price risks

The Company is exposed to the price risk of investment in equity instruments of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, solely held for trading purposes in the short term. These shares were received in March 2015 as payment for the 24 initial installments of the GESP Agreement (Note 10 (a) (vii)). The balance totaled R$101,500 as of December 31, 2015 and is recorded under “other receivables” in current assets.

Sensitivity analysis of equity instruments price

The sensitivity analysis was determined based on the exposure to the equity instruments price at the end of the reporting period.

As of December 31, 2015, if the equity instrument had appreciated or depreciated by 10%, compared to its market value, with all other variables held constant, the effect on results before taxes on the year would R$10,150, higher or lower.

(e)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

December 31, 2015
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,561,981	15,3800%(*)	19,2250%	23,0700%
Financial income		240,233	300,291	360,349

Liabilities
CDI	(1,617,191)	15,3800%(*)	19,2250%	23,0700%
Interest to be incurred		(248,724)	(310,905)	(373,086)

CDI net exposure	(55,210)	(8,491)	(10,614)	(12,737)

Liabilities
TR	(1,498,085)	0,0238%(***)	0,0298%	0,0357%
Expenses to be incurred		(357)	(446)	(535)

IPCA	(1,623,201)	6,8700%(*)	8,5875%	10,3050%
Expenses to be incurred		(111,514)	(139,392)	(167,271)

TJLP	(1,114,977)	7,0000%(*)	8,7500%	10,5000%
Interest to be incurred		(78,048)	(97,560)	(117,073)

LIBOR	(2,926,628)	0,8534%(**)	1,0668%	1,2801%
Interest to be incurred		(24,976)	(31,221)	(37,464)

Total net expenses to be incurred		(223,386)	(279,233)	(335,080)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, December 26, 2015) and long-term interest rate at December 31, 2015 (BACEN)
(**) Source: Bloomberg (***) Source: BM&FBovespa

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2014 or until the maturity of the contracts, whichever is shorter.

         5.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	December 31, 2015	December 31, 2014

Total borrowings and financing(Note 16)	13,121,600	10,785,767
(-)Cash and cash equivalents(Note 7)	(1,639,214)	(1,722,991)

Net debt	11,482,386	9,062,776
Total equity	13,716,606	13,304,403

Total capital	25,198,992	22,367,179

Leverage ratio	46%	41%

As of December 31, 2015, the leverage ratio increased to 46% from the 41% as of December 31, 2014, due to the increased balance of foreign currency-denominated loan and financing as a result of 47% and 45.9% appreciations of the US dollar and the Yen, respectively, in 2015.

          5.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

        5.4 Financial instruments

The Company has CTEEP’s shares, which are classified as financial asset held for trading and are recognized at fair value through profit or loss. This is the only financial instrument item in this category as of December 31, 2015. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of December 31, 2015, the Company did not have financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,639,214	1,639,214	1,722,991	1,722,991
Restricted cash	29,156	29,156	19,750	19,750
Trade receivables	1,509,588	1,509,588	1,224,278	1,224,278
Water National Agency – ANA	88,368	88,368	122,634	122,634
Financial assets held for trading (*)	101,500	101,500	-	-
Other receivables	196,118	196,118	187,950	187,950

(*) Amount recorded in “Other receivables” in the current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$872,107 as of December 31, 2015 (R$223,983 as of December 31, 2014), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$786,501 (R$155,493 as of December 31, 2014), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

For financial assets held for trading, the balance of which is measured at fair value at the end of each reporting period and recorded in the financial statements, SABESP measured such fair value at level 1 inputs, as required by the international financial reporting standards and the accounting practices adopted in Brazil, considering share price through quotation at the São Paulo Stock Exchange (Bovespa) as of December 31, 2015.

Financial liabilities

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,121,600	12,625,454	10,785,767	10,641,611
Trade payables and contractors	248,158	248,158	323,513	323,513
Services payable	387,279	387,279	318,973	318,973
Program contract commitments	320,714	320,714	207,759	207,759
Public-private partnership - PPP	1,035,033	1,035,033	368,283	368,283

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date, and are indexed by long term interest rate – TJLP.

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with BID and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2015.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2015.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

6             Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that Management considers sufficient to cover probable losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 19.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(e)              Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

7             Cash and Cash Equivalents

	December 31, 2015	December 31, 2014

Cash and banks	77,233	118,226
Cash equivalents	1,561,981	1,604,765
	1,639,214	1,722,991

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.24% of CDI in December 2015 (99.68% in December 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2015	December 31, 2014
Current
Agreement with the São Paulo municipal government (i)	13,005	9,176
Funds raised with the BNDES (ii)	7,109	6,433
Brazilian Federal Savings – escrow deposit (iii)	1,433	2,236
Other	7,609	1,905
	29,156	19,750

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)   Refers to funds raised with the Brazilian Development Bank – BNDES, awaiting the authorization for use restrictions;

(iii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Financial position balances

	December 31, 2015	December 31, 2014
Private sector:
General and special customers (i) (ii)	1,044,692	852,815
Agreements (iii)	317,871	291,367

	1,362,563	1,144,182
Government entities:
Municipal	503,309	533,984
Federal	5,738	4,671
Agreements (iii)	207,066	192,253

	716,113	730,908
Wholesale customers – Municipal governments: (iv)
Guarulhos	810,285	776,674
Mauá	416,749	366,515
Mogi das Cruzes	2,158	2,092
Santo André	857,424	787,305
São Caetano do Sul	2,057	1,779
Diadema	222,671	224,433

Total wholesale customers – Municipal governments	2,311,344	2,158,798

Unbilled supply	427,361	354,678

Subtotal	4,817,381	4,388,566
Allowance for doubtful accounts	(3,307,793)	(3,164,288)

Total	1,509,588	1,224,278

Current	1,326,972	1,034,820
Noncurrent	182,616	189,458

	1,509,588	1,224,278

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)  General customers - residential and small and mid-sized companies

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

Changes in accounts receivable on a wholesale basis are as follows:

	December 31, 2015	December 31, 2014

Balance at beginning of year	2,158,798	1,917,859
Services provided	341,047	375,294
Receivables	(188,501)	(134,355)

Balance at the end of the year	2,311,344	2,158,798

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      The aging of trade receivables is as follows

	December 31, 2015	December 31, 2014

Current	1,195,098	992,800
Past-due:
Up to 30 days	182,025	136,666
From 31 to 60 days	123,765	93,534
From 61 to 90 days	78,089	62,276
From 91 to 120 days	84,654	54,725
From 121 to 180 days	80,447	96,079
From 181 to 360 days	158,182	202,024
Over 360 days	2,915,121	2,750,462

Total past-due	3,622,283	3,395,766

Total	4,817,381	4,388,566

The increase in the balance overdue is mainly due to accounts receivable at wholesale where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2015	December 31, 2014

Balance at the beginning of the year	3,164,288	2,856,684
Private sector /government entities	103,231	130,398
Recoveries	(177,993)	(59,341)
Wholesale customers	283,113	236,679

Net additions for the year	208,351	307,736

Write-offs in the year referring to accounts receivable	(64,846)	(132)

Balance at the end of the year	3,307,793	3,164,288

Reconciliation of provision for losses of income	December 31, 2015	December 31, 2014

Losses (write-off)	63,076	52,900
Provision for state entities (related parties)	3,999	(1,341)
Provision for private sector /government entities	103,231	130,398
Provision for wholesale customers	10,107	16,973
Recoveries	(177,993)	(59,341)

Amount recorded as selling expenses	2,420	139,589

Wholesale sales losses, amounting to R$273,006 in 2015 and R$219,706 in 2014, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Agreement with the municipality of Santos

On September 29, 2015, the State of São Paulo, the municipality of Santos and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Santos. Under this contract, the State of São Paulo and the municipality of Santos, granted SABESP exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed related to lawsuits filed by SABESP against the municipality of Santos, as well as an out-of-court settlement, both aimed to settle debts owed by the municipality which were overdue up to August 31, 2015. In December 2015, the fair value of these debits was calculated and resulted in accounts receivable of R$2,281, later transferred to intangible assets due to the settlement carried out to contract the concession for a 30-year term.

The Company will transfer amounts to the Municipality to be invested in related services and environmental sanitation in the municipality. The Company will transfer R$130,000, in five installments, the first totaling R$25,000, paid in October 2015, and the remaining four installments, of R$26,250 each, adjusted by the IPCA, to be paid annually after July 5, 2016. Additionally, every quarter, the Company will transfer 0.53% of the revenue obtained from the services rendered in the Municipality, less PIS-PASEP and COFINS taxes. Semi-annually, the Municipality must provide a report describing the initiatives carried out and the actual amounts related to the transfers made.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2015	December 31, 2014
Accounts receivable
Current:
Water and sewage services (i)	115,633	96,162
Allowance for losses (i)	(49,332)	(45,333)
Reimbursement for retirement and pension benefits paid -
- monthly flow (payments) (ii) and (vi)	20,564	9,753
- GESP agreement (ii) and (vi)	49,985	43,722
“Se Liga na Rede” program (l)	19,305	17,661

Total current	156,155	121,965

Noncurrent:
Reimbursement from retirement and pension benefits paid (G0):
- GESP agreement – 2008 (ii) e (vi)	66,646	102,018
- GESP agreement – 2015 (vii)	649,306	-

Total noncurrent	715,952	102,018

Total receivables from shareholders	872,107	223,983

Assets:
Water and sewage services	66,301	50,829
Reimbursement of additional retirement and pension benefits (G0)	786,501	155,493
“Se Liga na Rede” program (l)	19,305	17,661

Total	872,107	223,983

Liabilities:
Interest on capital payable to related parties	64,013	107,784
Other (h)	2,210	1,569

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2015	2014
Revenue from water and sewage services
Water supply	195,478	216,816
Sewage services	162,034	195,218
Payments received from related parties	(338,471)	(431,607)

Receipt of GESP reimbursement referring to Law 4819/58	(121,709)	(112,534)

(i)                    Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$49,332 in 2015 and R$45,333 in 2014).

(ii)    Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. The Company's legal advisors assess the risk of loss in this lawsuit as probable. See additional information in items (vi) and (vii) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(v)           Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. In December 2012 the last installment was paid.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in case of nonpayment of water and sewage bills.

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see information on item (iii) of this note) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$696,283 (more information in item (vii) of this note). The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(vii)    Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$1,012,310, of which R$696,283 refer to the principal of the Undisputed Amount mentioned in item (iii) and R$316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015; and

The amount of R$609,109 is adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

If transfer is possible and the Reservoirs are effectively transferred to Sabesp and registered at the notary’s office, Sabesp will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

If the transfer of Reservoirs is not possible, the State will pay to Sabesp, in addition to the Principal Amount, the inflation adjustment credit of R$316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. Due to such transaction, as of December 31, 2015, the Company recorded receivables from GESP in the amount of R$649,306, in non-current assets, and CTEEP shares in the amount of R$101,500, under “other receivables” in current assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(viii)   Disputed Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2015 and 2014, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$855,054 and R$1,479,705, respectively, as disclosed in item 10 (b) below.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0. As of December 31, 2015 and 2014, the pension benefit obligations of Plan G0 totaled R$2,166,942 and R$2.053.527, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Contingent assets - GESP (not recorded)

As mentioned above, as of December 31, 2015 and December 31, 2014, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2015	December 31, 2014
Disputed amounts receivable	855,054	783,422
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)(*)	-	696,283
Total	855,054	1,479,705

(*) See Note 10 (a) (vii).

(c)      Use of reservoirs– EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about an eventual future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(d)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)      Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f)                   Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2015, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$10,481 (R$9,651 in December 2014).

As of December 31, 2015, expenses related to personnel assigned by other entities to SABESP totaled R$342 (R$403 in December 2014).

(g)      Services obtained from state government entities

As of December 31, 2015 and 2014, SABESP had an outstanding amounts payable of R$2,210 and R$1,569, respectively, for services rendered by São Paulo State Government entities.

(h)      Non-operating assets

As of December 31, 2015 and 2014, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)       Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2015 amounted to R$665,274 (R$676,071 in December 2014), according to Note 20 (b).

(j)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, the Board of Directors' and the Fiscal Council’s compensation is equivalent to 30 percent and 20 percent, respectively, of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

SABESP pays bonuses for the purposes of compensating directors, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$4,078 and R$3,749 for the years ended December 31, 2015 and 2014, respectively. An additional amount of R$521, related to the bonus program, was recorded in 2015 (R$504 in December 2014).

(k)      Loan agreement through credit facility

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared.

The contracts signed with SPEs Águas de Andradina S.A. and Águas de Castilho S.A. were settled. Other agreements signed with Aquapolo Ambiental S.A., on March 30, 2012, and Attend Ambiental S.A., on May 9, 2014, remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	1,757	7,157	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	4,710	10,339	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	8,793	27,793	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	15,260	45,289

(i)        The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.

(ii)  The agreement expired on April 30, 2015 was amended, and its maturity was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$15,260, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon. As of December 31, 2015, the balance of principal and interest rates of these agreements was R$45,289 (R$40,366 as of December 31, 2014). In 2015, a financial income recognized was R$10,123 (R$5,222 in 2014).

(l)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of December 31, 2015, the program total amount was R$78,447 (R$67,576 as of December 31, 2014), R$19,305 (R$17,661 as of December 31, 2014) recorded in balances receivable from related parties, the amount of R$34,089 (R$24,862 as of December 31, 2014) recorded in the group of intangible assets and R$25,053 (R$25,053 as of December 31, 2014) reimbursed by GESP.

11            Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program.”

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2015, the balances of assets and liabilities were R$88,368 (R$122,634 as of December 31, 2014), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2015, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

The Extraordinary Shareholders’ Meeting held on December 4, 2015, unanimously approved the capital increase in the amount of R$8,466. As of December 31, 2015, the capital of Águas de Andradina totaled R$11,551, divided into 11,551,089 registered common shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2015, the company’s capital was R$1,620, and was represented by 1,620,000 registered share without par value. SABESP holds 30% equity interest.

The operations started in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Odebrecht Utilities S/A, former Foz do Brasil S.A., with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

As of December 31, 2015, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The operations started in October 2010.

Attend Ambiental

On August 23, 2010, Sabesp, jointly with Companhia Estre Ambiental S.A, merged the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2015 the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest. The total of R$11,400, which was recorded under the investee’s shareholders’ equity as advance for future capital increase, was fully paid on March 1, 2013.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2015, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The operations initiated in October 2012.

Paulista Geradora de Energia

On April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly with with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2015, the capital stock of Paulista Geradora de Energia was R$8,679, and was represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest.

As of December 31, 2015, operations had not started yet.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity		Provisioned dividends	Profit (loss) for the year
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2014

Sesamm	32,313	26,788	(557)	6,082	3,904
Águas de Andradina (i)	15,191	4,582	(228)	2,371	960
Águas de Castilho	3,449	2,866	(190)	773	802
Saneaqua Mairinque	3,560	2,697	(282)	1,145	(405)
Attend Ambiental	3,084	(111)	-	3,195	(6,127)
Aquapolo Ambiental	11,651	16,220	-	(4,569)	(3,180)
Paulista Geradora de Energia	8,509	-	-	(114)	-

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed	Equity in the earnings of subsidiaries		Interest percentage
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Sesamm	11,633	9,644	(201)	2,190	1,405	36%	36%
Águas de Andradina (i)	4,558	1,375	(68)	711	288	30%	30%
Águas de Castilho	1,035	860	(57)	232	241	30%	30%
Saneaqua Mairinque	1,068	809	(85)	344	(122)	30%	30%
Attend Ambiental	1,388	-	-	1,388	(2,707)	45%	45%
Aquapolo Ambiental	5,709	7,948	-	(2,239)	(1,558)	49%	49%
Paulista Geradora de Energia	2,127	-	-	(29)	-	25%	-
Total	27,518	20,636	(411)	2,597	(2,453)
Other investments	587	587
Overall total	28,105	21,223

(i)     The Extraordinary Shareholders’ Meeting of December 4, 2015 approved a capital increase in the amount of R$8,466. SABESP contributed R$2,540, which corresponds to its percentage interest in the investee.

13           Investment properties

As of December 31, 2015, the balance of “Investment properties” is R$56,957 (December 31, 2014 – R$54,039). As of December 31, 2015 and 2014, the market value of these properties is approximately R$392,000 and R$350,000, respectively.

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	December 31, 2015

Investment property	54,039	9,182	(5,859)	(405)	56,957
Total	54,039	9,182	(5,859)	(405)	56,957

There were no changes in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

14           Intangible Assets

(a)      Balance sheet balances

	December 31, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,862,581	(1,574,951)	7,287,630	8,983,492	(1,614,221)	7,369,271
Agreements – economic value	1,819,219	(466,199)	1,353,020	1,679,042	(397,782)	1,281,260
Program contracts	8,660,552	(2,371,977)	6,288,575	7,338,985	(1,959,832)	5,379,153
Program contracts – commitments	986,086	(135,556)	850,530	808,662	(105,753)	702,909
Services contracts – São Paulo	14,767,591	(2,400,574)	12,367,017	12,916,939	(1,930,553)	10,986,386
Software license	474,294	(107,440)	366,854	326,045	(65,498)	260,547
Total	35,570,323	(7,056,697)	28,513,626	32,053,165	(6,073,639)	25,979,526

(b)      Changes

	December 31, 2014	Additions	Contract renewal	Reversal of provision for losses	Transfers	Write-offs and disposals	Amortization	December 31, 2015
Intangible assets arising from:
Agreements – equity value	7,369,271	574,421	(463,362)	747	(324)	(4,303)	(188,820)	7,287,630
Agreements – economic value	1,281,260	140,732	-	-	(17)	(139)	(68,816)	1,353,020
Program contracts	5,379,153	663,399	463,362	4,459	(752)	(11,045)	(210,001)	6,288,575
Program contracts – commitments	702,909	177,424	-	-	-	-	(29,803)	850,530
Services contracts – São Paulo	10,986,386	1,900,218	-	18,879	(4,997)	(30,321)	(503,148)	12,367,017
Software license	260,547	148,248	-	-	-	-	(41,941)	366,854
Total	25,979,526	3,604,442	-	24,085	(6,090)	(45,808)	(1,042,529)	28,513,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013	Additions	Contract renewal	Provision for losses	Transfers	Write-offs and disposals	Amortization	December 31, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	693,960	(165,093)	(1,598)	(34,011)	(14,542)	(189,235)	7,369,271
Agreements – economic value	1,186,146	150,647	-	-	(57)	(496)	(54,980)	1,281,260
Program contracts	4,668,567	878,947	165,093	(2,919)	(122,940)	(9,726)	(197,869)	5,379,153
Program contracts – commitments	613,320	115,632	-	-	-	-	(26,043)	702,909
Services contracts – São Paulo	10,124,603	1,264,861	-	(30,352)	112,507	(23,162)	(462,071)	10,986,386
Software license	173,805	132,734	-	-	-	-	(45,992)	260,547
Total	23,846,231	3,236,781	-	(34,869)	(44,501)	(47,926)	(976,190)	25,979,526

In 2015, the Company formalized program contracts with the municipalities of Barueri, Mairiporã and Santos, and signed a program contract with the municipality of Santa Isabel, all of them for a 30-year term. In the municipality of Santa Isabel, the operations started in January 2016.

(c)      Construction services

	2015
	Water supply	Sewage services	Total
Construction revenue	2,090,012	1,246,704	3,336,716
Construction cost incurred	2,044,606	1,219,202	3,263,808
Margin	45,406	27,502	72,908

	2014
	Water	Sewage	Total
Construction revenue	1,204,380	1,713,656	2,918,036
Construction cost incurred	1,181,596	1,673,920	2,855,516
Margin	22,784	39,736	62,520

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Intangible arising from concession agreements

The Company operates concession agreements covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2015, the Company operated in 364 municipalities in the State of São Paulo (364 as of December 31, 2014). In most of these contracts operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Service concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2015 and 2014 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

In 2015, amortization expenses related to the commitments of the program contract were R$29,803 (R$26,043 in 2014).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$228,659 and R$189,551 as of December 31, 2015 and 2014, respectively) and noncurrent liabilities (in the amount of R$92,055 and R$18,208 as of December 31, 2015 and 2014, respectively). In 2015, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

(v)    Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of investors and the creditors of Sabesp’s were considered in the cash flow analysis;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in the period, recognized in profit or loss, as operating cost;

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

On April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The agreement represents 51.77% of the total revenue of the Company as of December 31, 2015, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)      Capitalization of interest and other finance charges

In 2015, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, within the limits established by the accounting rules, totaling R$466,544 (R$278,265 in 2014), during the period in which assets were recorded as works in progress.

(f)       Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2015 and 2014 the margin was 2.3%.

Construction margin for 2015 and 2014 was R$72,908 and R$62,520, respectively.

(g)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is completed. In 2015, the total amount related to expropriations was R$66,801 (R$13,200 in 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(h)      Public-Private Partnership- PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia

S.A.     and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2015 and 2014, the amounts recognized as intangible asset related to PPP were R$393,275 and R$404,447, respectively. In 2015, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2015 and 2014, are shown in the table below.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,164, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the public-private partnership agreements of the São Lourenço Production System.

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System. Works started in April 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Pursuant to the agreement, the works should end in April 2018. However, since these are essential works to guarantee water security, the Company has been making efforts to finish them by the end of 2017.

The estimated amount monetarily restated through December 31, 2015 is approximately R$7.5 billion. This amount was calculated considering the early startup mentioned above.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$24.4 million, equivalent to the monthly remuneration plus interest and charges. The amount above will be annually restated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements. Should SABESP perform its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichiever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2015 and 2014, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$699.335 and R$22,756, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2015, was approximately 25%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. In 2015, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2015 and 2014 are shown in the table below, and the increase in liabilities and intangible assets was due to the progress of the works in 2015.

	December 31, 2015			December 31, 2014
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	33,255	319,076	352,331	38,047	307,991	346,038
São Lourenço	-	682,702	682,702	-	22,245	22,245

Total	33,255	1,001,778	1,035,033	38,047	330,236	368,283

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)       Works in progress

The amount of R$6,596 million is recorded under intangible assets as works in progress as of December 31, 2015 (R$5,180 million as of December 31, 2014), and, in 2015, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$3,449 million (including R$699 million from PPP São Lourenço), R$272 million and R$199 million, respectively.

(j)       Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2015 and 3.8% as of December 31, 2014.

(k)      Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the implementation of administrative/financial module is and the commercial module. The project is in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

15           Property, Plant and Equipment

(a)      Balance sheet balances

	December 31, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	102,708	-	102,708	100,533	-	100,533
Buildings	79,257	(33,366)	45,891	74,235	(31,720)	42,515
Equipment	326,598	(164,380)	162,218	299,921	(152,999)	146,922
Transportation equipment	12,169	(6,477)	5,692	14,051	(6,438)	7,613
Furniture and fixtures	18,664	(10,246)	8,418	16,556	(9,432)	7,124
Other	435	(286)	149	688	(550)	138
Total	539,831	(214,755)	325,076	505,984	(201,139)	304,845

(b)      Changes

	December 31, 2014	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2015
Land	100,533	1,032	1,143	-	-	102,708
Buildings	42,515	1,383	3,347	-	(1,354)	45,891
Equipment	146,922	51,610	(8,123)	(340)	(27,851)	162,218
Transportation equipment	7,613	135	(1,109)	(10)	(937)	5,692
Furniture and fixtures	7,124	634	1,629	(23)	(946)	8,418
Other	138	-	21	-	(10)	149
Total	304,845	54,794	(3,092)	(373)	(31,098)	325,076

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013	Additions	Transfer	Write-offs and disposals	Depreciation	Depreciation 31, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	28,407	(8,561)	-	(1,285)	42,515
Equipment	71,833	58,002	42,481	(280)	(25,114)	146,922
Transportation equipment	7,895	1,481	(707)	-	(1,056)	7,613
Furniture and fixtures	6,821	1,187	(29)	(39)	(816)	7,124
Other	661	374	(884)	(3)	(10)	138
Total	199,496	89,451	44,501	(322)	(28,281)	304,845

(c)      Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.5% and 11.4%, respectively, as of December 31, 2015 and 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	39,619	155,815	195,434	38,027	187,352	225,379
12th issue debentures	45,450	385,667	431,117	45,450	431,174	476,624
14th issue debentures	38,519	210,961	249,480	37,038	239,192	276,230
15th issue debentures	94,819	728,529	823,348	94,819	761,497	856,316
16th issue debentures	-	-	-	498,731	-	498,731
17th issue debentures	140,144	997,259	1,137,403	-	1,067,760	1,067,760
18th issue debentures	3,167	247,683	250,850	-	202,145	202,145
19th issue debentures	-	498,587	498,587	-	497,793	497,793
20th issue debentures	-	494,500	494,500	-	-	-
Brazilian Federal Savings Bank	49,491	1,014,850	1,064,341	67,085	1,031,438	1,098,523
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,368	49,104	65,472	16,309	65,237	81,546
Brazilian Development Bank - BNDES PAC	10,329	66,984	77,313	10,287	76,975	87,262
Brazilian Development Bank - BNDES PAC II 9751	4,264	31,206	35,470	4,068	35,318	39,386
Brazilian Development Bank - BNDES PAC II 9752	2,308	23,660	25,968	1,725	25,875	27,600
Brazilian Development Bank - BNDES ONDA LIMPA	22,347	184,082	206,429	20,183	186,374	206,557
Brazilian Development Bank - BNDES TIETÊ III	17,725	265,663	283,388	-	187,420	187,420
Leases	11,955	522,940	534,895	8,997	473,593	482,590
Other	649	1,270	1,919	716	1,886	2,602
Interest and charges	127,862	-	127,862	125,011	-	125,011
Total in local currency	625,016	5,878,760	6,503,776	968,446	5,471,029	6,439,475
Borrowings and financing outstanding balance	December 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$50,195 thousand (US$75,293 thousand in December 2014)	98,001	98,001	196,002	66,664	133,329	199,993
Inter-American Development Bank - BID 896 – US$2,778 thousand (US$5,555 thousand in December 2014)	10,848	-	10,848	7,377	7,378	14,755
Inter-American Development Bank - BID 1212 – US$102,781 thousand (US$113,059 thousand in December 2014)	40,134	361,204	401,338	27,301	273,007	300,308
Inter-American Development Bank - BID 2202 – US$405,072 thousand (US$347,190 thousand in December 2014)	-	1,572,181	1,572,181	-	914,189	914,189
International Bank for Reconstruction and Development - BIRD – US$61,158 thousand (US$45,860 thousand in December 2014)	-	238,464	238,464	-	121,447	121,447
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2014)	546,570	-	546,570	-	371,655	371,655
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2014)	-	1,362,570	1,362,570	-	924,741	924,741
JICA 15 – ¥16.134,020 thousand (¥17,286,450 thousand in December 2014)	37,373	485,853	523,226	25,619	358,659	384,278
JICA 18 – ¥14.506.240 thousand (¥15,542,400 thousand in December 2014)	33,603	436,548	470,151	23,034	322,166	345,200
JICA 17 – ¥1.565.564 thousand (¥1,029,992 thousand in December 2014)	-	50,201	50,201	-	22,437	22,437
JICA 19 – ¥21.701.103 thousand (¥14,208,068 thousand in December 2014)	-	701,978	701,978	-	314,526	314,526
BID 1983AB – US$130,289 thousand (US$154,231 thousand in December 2014)	93,490	409,578	503,068	63,596	344,078	407,674
Interest and charges	41,227	-	41,227	25,089	-	25,089
Total in foreign currency	901,246	5,716,578	6,617,824	238,680	4,107,612	4,346,292

Total borrowings and financing	1,526,262	11,595,338	13,121,600	1,207,126	9,578,641	10,785,767

Exchange rate as of December 31, 2015 US$3.9048; ¥0.03243 (US$2.6562; ¥0,02223 as of December 31, 2014)

As of December 31, 2015, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and+4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1,92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

Inter-American Development Bank - BID 713 – US$50,195 thousand	Government	2017	3.35% (*)	US$
Inter-American Development Bank - BID 896 - US$2,778 thousand	Government	2016	3.00%	US$
Inter-American Development Bank - BID 1212 - US$102,781 thousand	Government	2025	2.58% (*)	US$
Inter-American Development Bank - BID 2202 - US$405,072 thousand	Government	2035	1.52% (*)	US$
International Bank for Reconstruction and Development - BIRD US$61,158 thousand	Government	2034	0.69% (*)	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥16,134,020 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥14,506,240 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,565,564 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥21,701,103 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$130,289 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

               (*) Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances as of December 31, 2015

	2016	2017	2018	2019	2020	2021	2022 to 2038	TOTAL
DOMESTIC CURRENCY
Debentures	361,717	890,999	864,874	959,914	396,951	189,131	417,133	4,080,719
Brazilian Federal Savings Bank	49,491	54,313	57,932	59,602	61,571	64,661	716,771	1,064,341
BNDES	73,342	79,251	79,251	79,251	61,572	61,135	260,238	694,040
Leasing	11,955	22,461	23,642	24,924	26,319	28,274	397,320	534,895
Other	649	732	538	-	-	-	-	1,919
Interest and other charges	127,862	-	-	-	-	-	-	127,862
TOTAL IN DOMESTIC CURRENCY	625,016	1,047,756	1,026,237	1,123,691	546,413	343,201	1,791,462	6,503,776
FOREIGN CURRENCY
BID	148,983	221,384	123,383	123,383	123,383	123,383	1,316,470	2,180,369
BIRD	-	-	-	7,960	15,921	15,921	198,662	238,464
Eurobonds	546,570	-	-	-	1,362,570	-	-	1,909,140
JICA	70,976	72,348	73,720	111,762	111,762	111,762	1,193,226	1,745,556
BID 1983AB	93,490	93,490	92,502	69,085	66,853	30,037	57,611	503,068
Interest and other charges	41,227	-	-	-	-	-	-	41,227
TOTAL IN FOREIGN CURRENCY	901,246	387,222	289,605	312,190	1,680,489	281,103	2,765,969	6,617,824
Overall total	1,526,262	1,434,978	1,315,842	1,435,881	2,226,902	624,304	4,557,431	13,121,600

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance as of December 31, 2015 is stated net of borrowings costs in the amount of R$11,514 (R$8,770 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

(i)                Main events

Debentures (20th issue)

On December 28, 2015, the Company conducted the 20th issue of unsecured non-convertible debentures, in a single series, for tender offer, in the total amount of R$500,000, amount of 50,000 debentures, unit value of R$10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

Single series	50,000	-	CDI + 3.8% p.a.	Semiannual (June and December)	Annual	December/2018and December/2019

Funds deriving from funding by means of the 20th Issue of Debentures will be allocated to recover the Company’s cash and refinance the financial commitments coming due in the first quarter of 2016.

Debentures (16th issue)

On June 24, 2015, the total early redemption of the 16th issue occurred totaling R$507,674. Contractual maturity was scheduled for November 12, 2015.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (Onda Limpa):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transfered to a Company curent account.

If the Adjusted EBITDA / Adjusted Financial Expenses index is equal to or higher than 3.50, the Adjusted Net Debt / Adjusted EBITDA ratio is equal to or lower than 3.00 and the Other Onerous Debt / Adjusted EBITDA ratio is equal to or lower than 1.00, the amount to be recorded in the fiduciary account linked to the BNDES is R$170.2 million per month.

If one or more ratios mentioned above are not achieved in at least two quarters, consecutive or not, within twelve months, but remain in the following range: Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 and equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 and higher than 3.00 and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00, the portion of the monthly receivables that needs to be recorded in the fiduciary account linked to the BNDES is automatically increased by 20%, to R$204.3 million per month.

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements:

•       Adjusted EBITDA / Adjusted financial expenses equal to or higher than 3.50;

•       Adjusted net debt / Adjusted EBITDA equal to or lower than 3.00;

•       Other onerous debt (*) / Adjusted EBITDA equal to or lower than 1.00

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, to R$204.3 million per month, if the ratios are maintained in the following range:

•       Adjusted EBITDA / Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•       Adjusted net debt / adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•       Other onerous debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

•       require the creation of additional guarantees, within term to be defined by it through notice;

•       suspend the release of funds; and/or

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

•       declare the early maturity of the Financing Agreements and/or the Commitment Agreements for the Subscription of Debentures in Private Issues and Other Covenants.

As of December 31, 2015, the amount of R$204.3 million was guaranteed for the agreements above (excluding the guarantee of agreement 08.2.0169.1).

Financial covenants applicable to financing agreement no. 08.2.0169.1 entered into with the BNDES:

•       Adjusted EBITDA / adjusted net operating revenue: equal to or higher than 38%;

•       Adjusted EBITDA /adjusted financial expenses: equal to or higher than 2.35;

•       Adjusted net debt / adjusted EBITDA: equal to or lower than 3.20.

The BNDES will annually verify if the ratios have been complied with by analyzing the annual audited financial statements, which must be presented to the BNDES or published by April 30 of the subsequent year referring to the financial statements. If the Company complies, cumulatively, with the ratios above, the BNDES will reduce the interest stipulated in the agreement from 2.15% p.a. to 1.82% p.a., from June 16 of the year when the analysis is carried out to June 15 of the subsequent year.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The agreements have a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 17th issue, 19th issue and 20th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to 3.65;

- Ebitda/Paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 19th issue, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

(b)      Brazilian Federal Savings Bank - CEF

(i)                Main events

Funding totaled R$199,602 in 2015, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In September 2015, advance amortization totaled R$191,081, related to Pró-Saneamento Program.

The guarantee for financing agreements entered into with the Brazilian Federal Savings Bank is the recognition of a portion of tariffs in an account for this purpose with the Brazilian Federal Savings Bank, which should maintain a flow equal to or at least three times the amount of the monthly charges, during the grace period, based on interest, the management fee and the credit risk rate and, during the amortization phase, based on the principal, interest, the management fee and the credit risk rate. Additionally, the Company maintains a reserve account, linked to financing agreements, in the Brazilian Federal Savings Bank, which is maintained during the entire term the agreements, where an amount is accrued equivalent to a monthly charge, composed of, during the grace period, interest, the management fee and the credit risk rate and, during the amortization phase, of the principal, interest, the management fee and the credit risk rate.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

For the outstanding contracts, formalized between May 28, 2007 and March 13, 2013, the Company has the following restrictive clauses “covenants”:

AMD – Performance Improvement Agreement (*)

The agreements in effect, entered into with the Brazilian Federal Savings Bank and the BNDES (Baixada Santista, PAC, Onda Limpa, PAC II 9751 and PAC II 9752), whose proceeds were obtained through a selection process of the Ministry of Cities, contracted between May 28, 2007 and March 13, 2013, are subject to the financial commitments established in the AMD, calculated upon disclosure of the annual financial statements, as follows:

According to the Normative Ruling no. 05 of January 22, 2008, the agreements which are purpose of investment funds, having as source of fund, the Government Severance Indemnity Fund for Employees (“FGTS”) or Worker Support Fund (“FAT”), which go through a selection process of the Ministry of Cities, shall maintain a valid Performance Improvement Agreement (“AMD”) with financial and operational ratios targets, yearly projected for the following 5 years, based on the average of the last two years.

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties. According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016. If the Company fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and the Company would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated. The possibility of renegotiating the targets, if necessary, is foreseen.

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement. Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 13, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(c) BNDES

Balance as of December 31, 2015 is stated net of borrowings costs in the amount of R$920 (R$1,011 on December 31, 2014), which will be amortized during the same maturity period of each contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)                Relevant funding

In 2015, funding totaled R$95,000, referring to 12.2.1381.1 agreement (BNDES Tietê III), signed in February 2013; and R$20,000, referring to 09.2.1535.1 agreement (BNDES Onda Limpa), signed in March 2010.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants applicable to the 10th issue, 14th  issue and 18th  issue, of this Note.

Operating covenants applicable to Baixada Santista, PAC, Onda Limpa and PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*) See item (b), (ii) of this note.

(d)      Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2016.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On January 15, 2015, the Sewage Treatment Station of São José dos Campos started its operations and the corresponding amounts as of December 31, 2015 totaled R$96,108.

(e)      Eurobonds

Balance as of December 31, 2015 is net of borrowing costs in the amount of R$4,212 (R$5,142 as of December 31, 2014), which will be amortized during the same maturity period of the contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   adjusted total debt to EBITDA does not exceed 3.65;

-   the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(*) As per agreement, subsidiary is: “the company, partnership or another entity from which over 50% of its voting shares are directly or indirectly owned or controlled by any Person or one or other Person’s Subsidiaries, or their combination”.

(f)       Inter-American Development Bank (BID)

Balance as of December 31, 2015 is net of borrowing costs amounting to R$9,544 (R$8,017 as of December 31, 2014), which will be amortized during the same maturity period of each agreement.

(i)                Relevant funding

In 2015, funding totaled R$181,998, referring to 2202 agreement (BID 2202).

Loans obtained from multilateral agencies and from Government Agencies, such as the BID, BIRD and JICA, are guaranteed by the Federal Government, with a counter-guarantee of the São Paulo State government.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The agreement has a cross default clause among BID agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with BID related to project finance.

(g)      Japan International Cooperation Agency - JICA

(i)                Relevant funding

Balance as of December 31, 2015 is stated net of borrowing costs amounting to R$2,646 (R$2,086 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

In 2015, funding totaled R$215,119, referring to BZ-P19 agreement (JICA 19); and R$13,800, referring to BZ-P17 agreement (JICA 17).

For guarantees assigned, see item f (i) of this Note.

(h)      AB Loan (IADB 1983AB)

The balance stated as of December 31, 2015 is net of borrowing costs amounting to R$5,684 (R$1,994 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

(i)                Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Adjusted EBITDA, determined on a consolidated basis, must be lower than 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the BID through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

On September 30, 2015, the Company and the IDB entered into a Letter Agreement related to the 1983AB Loan Agreement, in which the IDB irrevocably agreed not to exercise its right to accelerate the debt, in the period between September 30, 2015 and October 1, 2016, in the case of non-compliance, in a single quarter, with the “Adjusted net debt / EBITDA” ratio, which should be lower than 3.65. The IDB may exercise its right to accelerate repayment in the case of non-compliance with the ratio for more than one quarter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)       International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2015 is stated net of borrowing costs amounting to R$346 (R$366 as of December 31, 2014), which will be amortized during the same maturity period of each agreement.

In 2015, funding totaled R$52,488.

For the guarantees assigned, see item f (i) of this Note.

(j) Covenants

As of December 31, 2015 and 2014, the Company had met the requirements set forth by its loan and financing agreement.

(k)      Borrowings and financing – Credit Limited

Agent	December 31, 2015
(in millions of reais (*))
Brazilian Federal Savings Bank	2,087
Brazilian Development Bank - BNDES	2,104
Inter-American Development Bank – BID	761
Japan International Cooperation Agency – JICA	536
International Bank for Reconstruction and Development – IBRD	152
Others	51
TOTAL	5,691

(*) Exchange rate as of 12/31/2015. (US$1.00 = R$3.9048; ¥1.00 = R$0.03243).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

17           Taxes payable

(a)         Current assets

	December 31, 2015	December 31, 2014
Recoverable taxes
Cofins and Pasep	-	10,121
Income tax and social contribution	68,978	132,447
Withholding income tax (IRRF) on financial investments	4,914	3,718
Other federal taxes	3,661	2,313
Other municipal taxes	275	169
Total	77,828	148,768

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by Pasep and Cofins payable in the year.

(b)         Current liabilities

	December 31, 2015	December 31, 2014
Taxes and contributions payable
Cofins and Pasep	40,505	-
INSS (Social Security contribution)	33,836	33,324
IRRF (withholding income tax)	11,126	17,377
Other	21,828	23,437
Total	107,295	74,138

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

18           Deferred Taxes and Contributions

(a)              Balance sheet balances

	December 31, 2015	December 31, 2014
Deferred income tax assets
Provisions	480,378	524,728
Pension obligations – G0	-	85,271
Pension obligations – G1	256,808	229,266
Donations of underlying assets on concession agreements	53,206	45,742
Allowance for loan losses	213,171	222,587
Tax losses	58,829	-
Other	121,550	112,566
Total deferred tax assets	1,183,942	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible assets	(524,495)	(559,411)
Capitalization of borrowing costs	(309,648)	(253,581)
Profit on supply to governmental entities	(81,055)	(87,092)
Actuarial gain/loss –G1 Plan	(33,726)	(2,514)
Construction margin	(94,921)	(98,772)
Borrowing costs	(11,855)	(9,312)
Total deferred tax liabilities	(1,055,700)	(1,010,682)

Deferred tax assets, net	128,242	209,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2015	December 31, 2014
Deferred income tax assets
to be realized within 12 months	277,573	216,063
to be realized after one year	906,369	1,004,097
Total deferred tax assets	1,183,942	1,220,160
Deferred income tax liabilities
to be realized within 12 months	(42,820)	(39,836)
to be realized after one year	(1,012,880)	(970,846)
Total deferred tax liabilities	(1,055,700)	(1,010,682)
Deferred tax assets	128,242	209,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)      Changes

Deferred income tax assets	December 31, 2014	Net change	December 31, 2015
Provisions	524,728	(44,350)	480,378
Pension obligations – G0	85,271	(85,271)	-
Pension obligations - G1	229,266	27,542	256,808
Donations of underlying assets on concession agreements	45,742	7,464	53,206
Credit losses	222,587	(9,416)	213,171
Tax losses	-	58,829	58,829
Other	112,566	8,984	121,550
Total	1,220,160	(36,218)	1,183,942

Deferred income tax liabilities
Temporary differences on concession intangible asset	(559,411)	34,916	(524,495)
Capitalization of borrowing costs	(253,581)	(56,067)	(309,648)
Profit on supply to governmental entities	(87,092)	6,037	(81,055)
Actuarial gain/losses – G1	(2,514)	(31,212)	(33,726)
Construction margin	(98,772)	3,851	(94,921)
Borrowing costs	(9,312)	(2,543)	(11,855)
Total	(1,010,682)	(45,018)	(1,055,700)

Deferred tax asset, net	209,478	(81,236)	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2013	Net variation	December 31, 2014
Provisions	506,568	18,160	524,728
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	215,187	14,079	229,266
Donations of underlying assets on concession agreements	43,901	1,841	45,742
Credit losses	172,482	50,105	222,587
Other	87,266	25,300	112,566
Total	1,110,675	109,485	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible asset	(595,285)	35,874	(559,411)
Capitalization of borrowing costs	(200,343)	(53,238)	(253,581)
Profit on supply to governmental entities	(81,711)	(5,381)	(87,092)
Actuarial gain /loss – G1	(32,405)	29,891	(2,514)
Other	(86,901)	(21,183)	(108,084)
Total	(996,645)	(14,037)	(1,010,682)

Deferred tax asset, net	114,030	95,448	209,478

	December 31, 2015	December 31, 2014

Opening balance	209,478	114,030
Net change in the year:
- corresponding entry to the income statement	(50,024)	65,557
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(31,212)	29,891

Total net change	(81,236)	95,448
Closing balance	128,242	209,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2015	December 31, 2014

Profit before income taxes	587,529	1,274,843
Statutory rate	34%	34%

Estimated expense at statutory rate	(199,760)	(433,447)
Tax benefit of interest on equity	56,172	100,327
Permanent differences
Provision Law 4,819/58 (i)	(54,679)	(48,380)
Donations	(3,153)	(7,080)
GESP agreement (Note 10 (vii))	151,465	-
Other differences	(1,295)	16,720

Income tax and social contribution	(51,250)	(371,860)

Current income tax and social contribution	(1,226)	(437,417)
Deferred income tax and social contribution	(50,024)	65,557
Effective rate	9%	29%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(e)      Law 12,973/2014

On May 13, 2014, the Provisional Presidential Decree 627 of November 11, 2013 was converted into Law 12,973, which amend the federal tax laws related to the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, Contribution to PIS/Pasep and Contribution to Social Security Financing– Cofins and revokes the Tax Transition System- RTT, enacted by Law No.11,941 of May 27, 2009.

As of January 1, 2015, the Company adopts the criteria set forth in Law 12,973/2014. There were no relevant impacts arising from these changes.

19           Provisions

                (a)   Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	December 31, 2015	Provisions	Escrow deposits	December 31, 2014
Customer claims (i)	561,061	(97,711)	463,350	638,637	(114,463)	524,174
Supplier claims (ii)	296,660	(217,625)	79,035	260,854	(195,478)	65,376
Other civil claims (iii)	124,833	(10,681)	114,152	126,403	(9,990)	116,413
Tax claims (iv)	62,812	(677)	62,135	55,554	-	55,554
Labor claims (v)	283,991	(3,073)	280,918	235,466	(2,233)	233,233
Environmental claims (vi)	83,520	(896)	82,624	226,404	(807)	225,597
Total	1,412,877	(330,663)	1,082,214	1,543,318	(322,971)	1,220,347

Current	631,890	-	631,890	625,092	-	625,092
Noncurrent	780,987	(330,663)	450,324	918,226	(322,971)	595,255

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2015
Customer claims (i)	638,637	34,868	96,735	(92,203)	(116,976)	561,061
Supplier claims (ii)	260,854	7,062	39,143	(5,837)	(4,562)	296,660
Other civil claims (iii)	126,403	13,022	20,643	(12,778)	(22,457)	124,833
Tax claims (iv)	55,554	1,501	8,557	(266)	(2,534)	62,812
Labor claims (v)	235,466	114,499	27,231	(23,431)	(69,774)	283,991
Environmental claims (vi)	226,404	17,072	16,247	(8,081)	(168,122)	83,520
Subtotal	1,543,318	188,024	208,556	(142,596)	(384,425)	1,412,877
Escrow deposits	(322,971)	(16,892)	(21,791)	26,061	4,930	(330,663)
Total	1,220,347	171,132	186,765	(116,535)	(379,495)	1,082,214

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss, are represented as follows:

	December 31, 2015	December 31, 2014

Customer claims (i)	414,700	461,900
Supplier claims (ii)	1,606,100	1,346,400
Other civil claims (iii)	683,000	447,900
Tax claims (iv)	945,400	632,100
Labor claims (v)	483,700	304,000
Environmental claims (vi)	1,277,600	586,800

Total	5,410,500	3,779,100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                     Customer claims

Approximately 1,155 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 55 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The decrease of R$60,824 in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to payments made in the period and revisions of expectations caused by favorable decisions during 2015. The R$47,200 decrease in lawsuits with chances of possible losses is mainly related to revisions of expectations.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$259,700 increase in lawsuits whose chances of losses is considered possible is mainly related to interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$235,100 increase in the lawsuits with expectation of possible losses is related to new lawsuits filed in 2015, and interest rates, fees and update of lawsuits in progress.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The R$313,300 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2015 and interest rates, fees and update of lawsuits in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(a) In 2006, the Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2015 in the amount of R$455,934 (R$431,853 as of December 31, 2014). The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. Management considers that the chances of losses of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$430,268 (R$357,528 as of December 31, 2014), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. There is no final court decision on the merits and the Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2015 and is R$57,612 (R$53,486 as of December 31, 2014). Management assessed it as a possible loss.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2015 and is estimated at R$47,470 (R$45,401 as of December 31, 2014). The Company’s Management assessed this claim as a possible loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2015 the amounts of such judicial lawsuits were R$17,772 (R$15,746 as of December 31, 2014) and R$87,650 (R$71,677 as of December 31, 2014), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the company was granted a partial relief in this matter, the Company's legal counsels believe the chances of losses amount to R$7,636 as of December 31, 2015 (R$7,288 as of December 31, 2014) R$1,302 (R$1,243 as of December 31, 2014), and these are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked. The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws. The municipality’s appeal was rejected and is pending judgment at the higher court.  The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the length applied.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable, and accordingly, accrued. The R$47,685 increase in lawsuits with probable chances of losses (net of escrow deposits) was mainly due to the revision of expectations caused by unfavorable decisions. The R$179,700 increase in the lawsuits with possible chances of losses is mainly due to higher lawsuits filed, revision of expectations and interest rates, fees and updates on lawsuits in progress in 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$142,973 decrease in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to settlements in 2015 and revisions of expectations caused by favorable decisions. The R$690,800 increase in lawsuits with expectation of possible loss was due to the increase in the number of lawsuits filed in 2015 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are six public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. Management classified part of lawsuits as probable chances of losses, in the amount of R$63,095 (R$87,056 as of December 31, 2014) and another eleven lawsuits as possible losses in the amount of R$1,233,857 (R$558,980 as of December 31, 2014).

(vii)           Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, such as follows:

(a) The municipality of Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. It is currently awaiting the decision on the internal Interlocutory Appeal filed against the decision that denied the Special Appeal. Meanwhile, SABESP has filed a Motion for Expedited Discovery in order to calculate the amount payable to each municipality, which is in the forensic accounting stage, and subsequently file an action for damages, with a possible likelihood of loss.

(b) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgement on June 3, 2015, and the operation is not maintained;

(c) The municipality of Macatuba filed an action to recover possession against SABESP, which was granted relief. SABESP does not operate in the municipality and the likelihood of loss is probable. Meanwhile, SABESP has filed an action requesting the payment of indemnity for the portions of the investments related to non-amortized or depreciated reversible assets. The action is in the forensic accounting stage, with a possible likelihood of loss. In this same action, the municipality of Macatuba filed an appeal because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, with a possible likelihood of loss;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless and is currently awaiting the acceptance of appeals, however, the lawsuit is suspended for eventual settlement between the parties. The chances are of probable loss. Meanwhile, SABESP filed a Motion for Expedited Discovery, which was granted only for the listing of the assets that integrate the service. The lawsuit is currently suspended for the possible execution of a program agreement;

(e) The municipality of Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment on May 29, 2015. The indemnity action was judged groundless in first instance. The Company is currently awaiting the sentence on the appeal. The likelihood of loss is possible;

(f) The municipality of Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment. SABESP filed an indemnity action against the municipality, which is in progress, in the forensic expert stage, with a possible likelihood of loss;

(g) The municipality of Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. SABESP filed an indemnity action against the municipality, which is in progress, with a possible likelihood of loss.

(h) The municipality of Tuiuti, through a declaratory judgment action, obtained the right to remain in charge of water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, to be restated as of March 1996, as a final decision that became an execution object by SABESP. SABESP no longer operates in the municipality. The likelihood of loss in the counter-claim is remote.

The amount of the intangible assets related to the municipalities mentioned in the lawsuits mentioned above is R$33.502 as of December 31, 2015 (December 31, 2014 – R$33,510). If any of these municipalities is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

See information about EMAE lawsuits in Note 10 (c).

(d)      Lawsuits with settlements made in 2015

During 2015, the Company settled several judicial and administrative proceedings, totaling R$228,643. Out of this amount, R$212,713 refer to works and R$15,929 refer to environmental compensations, the later, recorded as “other liabilities”. The accumulated balance as of December 31, 2015, referring to these environmental liabilities amounted R$32,146 (R$18,497 as of December 31, 2014).

(e)      Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In 2015, the Company used R$238,540 of the total contracted amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

20          Employees Benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.4% (December 31, 2014 – 7.2%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2015	December 31, 2014
Funded plan – G1 (i)
Present value of defined benefit obligations	2,252,204	2,249,794
Fair value of the plan assets	(1,586,930)	(1,573,723)

Net liabilities recognized for defined benefit obligations	665,274	676,071

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,166,942	2,053,527

Net liabilities recognized for defined benefit obligations	2,166,942	2,053,527

Liability as per statement of financial position – pension obligations (*)	2,832,216	2,729,598

The increase of liabilities in 2015 is mainly due to the impact of real increase of salaries and benefits, in spite of the increase in the discount rate to the G1 and G0 plans to 7.23% and 7.25% in 2015, versus 6.11% and 6.09% in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2015
Actuarial gain /(loss) on obligations	228,191	(24,224)	203,967
Gains/(losses) on financial assets	(136,389)	-	(136,389)
Total gains/(losses)	91,802	(24,224)	67,578
Deferred income tax and social contribution– G1 Plan	(31,212)	-	(31,212)
Valuation adjustments to equity	60,590	(24,224)	36,366

	Plano G1	Plano G0	Total
As at December 31, 2014
Actuarial gain /(loss) on obligations	(113,727)	(198,192)	(311,919)
Gains /(losses) on financial assets	28,208	-	28,208
Other	(2,397)	-	(2,397)
Total gains /(losses)	(87,916)	(198,192)	(286,108)
Deferred income tax and social contribution – G1 Plan	29,891	-	29,891
Valuation adjustments to equity	(58,025)	(198,192)	(256,217)

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2015, SABESP had a net actuarial liability of R$665,274 (R$676,071 as of December 31, 2014) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2015	2014
Defined benefit obligation, beginning of the year	2,249,794	1,988,912
Current service cost	46,355	30,736
Interest cost	286,735	199,528
Actuarial (gains)/losses recorded as other comprehensive income	(228,191)	113,727
Benefits paid	(102,489)	(83,109)

Defined benefit obligation, end of the year	2,252,204	2,249,794

Below, the change of fair value of plan assets during the year:

	2015	2014
Fair value of plan’s assets, beginning of year	1,573,723	1,442,164
Expected return on the plan assets	205,981	144,678
Expected Company's contributions	23,052	21,223
Expected participants’ contributions	23,052	20,559
Benefits paid	(102,489)	(83,109)
Financial gain (loss) recorded as other comprehensive income	(136,389)	28,208

Fair value of plan’s assets, end of the year	1,586,930	1,573,723

(Deficit)/Surplus	(665,274)	(676,071)

The amounts recognized in the income statement are as follows:

2015
Current service cost	23,303
Interest cost rate	287,334
Expected return on plan assets	(205,981)
Total expenses	104,656

In 2015, the expenses related to defined pension plan amounting to R$68,412, R$8,838 and R$22,902, were recorded in operating costs, selling and administrative expenses. The amount of R$4,504 was capitalized in assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Estimated expenses	2016
Current service cost	37,725
Interest cost rates	295,421
Participants contribution	(23,143)
Net profitability on financial assets	(207,650)
Total additional expenses to be recognized	102,353

Actuarial assumptions:

	2015	2014

Discount rate – actual rate (NTN-B)	7.23% p.a.	6.11% p.a.
Inflation rate	6.49% p.a.	6.49% p.a.
Expected rate of return on assets	14.19% p.a.	13.00% p.a.
Future salary increase	8.62% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants as of December 31, 2015 was 8,130 (8,670 as of December 31, 2014), and of inactive participants was 6,956 (6,675 as of December 31, 2014).

The benefit to be paid of G1 pension plan, expected for 2015 is R$170,193.

The contributions of the Company and participants of Plan G1 in 2015 were R$23,651 (R$22,956 in 2014) and R$24,216 (R$23,621 in 2014), respectively.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit. Migrations are suspended due to the lack of a final court decision on this matter. By continuing the process of migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan, Management expects to reduce the actuarial deficit due to the change by the optionee, to the referred plan.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2015 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$208,158
	Decrease of 1.0%	Increase of R$227,435
Wage increase rate	Increase of 1.0%	Increase of R$76,545
	Decrease of 1.0%	Decrease of R$67,687
Life expectation	Increase of 1 year	Increase of R$43,690
	Decrease of 1 year	Decrease of R$42,665

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Plan’s assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

		December 31, 2015	December 31, 2014
Fixed income
- NTNB’s		834,535	790,779
- NTNC’s		141,104	139,200
- NTNF’s		6,201	6,206
- LTN’s		23,537	-
Government bonds in own portfolio	(a)	1,005,377	936,185
Fixed income fund quotas	(b)	99,664	120,413
Private credit investment fund quotas	(c)	129,317	103,736
Debentures		4,330	-
Total fixed income		1,238,688	1,160,334

Equities
Stocks investment fund quotas	(d)	174,794	223,167
Shares		2,121	-
Total equities		176,915	223,167

Structured investments
Equity investment fund quotas	(e)	89,165	83,204
Real estate investment fund quotas	(f)	25,885	30,672
Multimarket investment fund quotas	(g)	4,313	28,206
Total structured investments		119,363	142,082

Investments abroad	(h)	20,511	19,079
Other	(i)	31,453	29,061

Fair value of plan assets		1,586,930	1,573,723

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2017 and 2050. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index), NTN-c indexed by IGPM (General Market Price Index), NTN-f which has a fixed index, and LTN-s, which has a fixed index.

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at BM&FBovespa.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by publicly- or closely-held companies.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: they can be classified as Multimercados Referenciados DI or Multimercado Long & Short, they seek a basic return of CDI or share arbitration, respectively.

(h) Foreign investment: investment fund quotas in global companies’ stocks, mostly, US companies.

(i) Other: basically composed of borrowings and real estates.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

At the end of 2015, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$4,330 (R$1,893 as of December 31, 2014). The real estate held in the portfolio is not used by the Company.

The Brazilian capital markets were affected in 2015 by the negative perception about how the macroeconomic policy has been conducted, inflation remaining at high levels and low economic growth, however, despite this scenario, the plan’s assets improved by 12.82% in 2015 and 9.92% in 2014, and this positive variation was substantially impacted by government bonds (NTNB’s, NTNC’s and NTNF’s).

Concerning the Fixed Income, investments in fixed income and private credit recorded positive returns impacted by the mark-to-market effect of federal government bonds, which had a relevant value appreciation in 2015 over 2014.

Concerning Equities, stocks of Brazilian companies listed at the BMF&Bovespa had their prices reduced. The return of main Brazilian stock index, the Ibovespa, recorded -13.31% in 2015 against -2.91% in 2014.

Concerning the Structured Investments portfolio, the main factor hindering return was the investment in Real Estate Investment Fund, which had a negative return in the period.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2015, Sabesprev Mais plan, based on defined contribution, had 5,213 active and assisted participants (5,188 as of December 31, 2014).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2015, expenses related to the obligation of defined contribution, totaling R$4,028, R$562 and R$1,331, were allocated to operating costs, selling expenses and administrative expenses. The amount of R$633 was capitalized in assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2015 amounted to R$7,907 (R$9,214 as of December 31, 2014) referred to active participants. The Company has made contributions in the amount of R$9,472 in 2015 (R$8,936 as of December 31, 2014).

(iii)    Plan G0

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2015, the Company recorded a defined benefit obligation for Plan G0 of R$2,166,942 (R$2,053,527 as of December 31, 2014).

	2015	2014
Defined benefit obligation, beginning of year	2,053,527	1,780,268
Current interest expense and service costs	248,054	224,931
Actuarial gains/(losses) recorded as other comprehensive income	24,224	198,192
Benefits paid	(158,863)	(149,864)

Defined benefit obligation, end of the year	2,166,942	2,053,527

The amounts recognized in the income statement are as follows:

2015

Interest expense and service costs	248,054
Amount received from GESP (undisputed amount)	(87,232)
Total expenses	160,822

In 2015, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2016

Interest cost rates	282,118
Total additional expenses to be recognized	282,118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The main actuarial assumptions used:

	2015	2014

Discount rate – actual rate (NTN-B)	7.25% p.a.	6.09% p.a.
Inflation rate	6.49% p.a.	6.49% p.a.
Future salary increase	8.62% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2054 was 15 (22 as of December 31, 2014). The number of beneficiaries, retirees and survivors as of December 31, 2015 was 2,186 (2,375 as of December 31, 2014).

The benefit payable from the Go pension plan expected for 2016 is R$178,691.

The sensitivity analysis of defined benefit pension plan as of December 31, 2015 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on presente value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$200,278
	Decrease of 1.0%	Increase of R$218,825
Wages growth rate	Increase of 1.0%	Increase of R$225,333
	Decrease of 1.0%	Decrease of R$198,756
Life expectation	Increase of 1 year	Increase of R$86,386
	Decrease of 1 year	Decrease of R$82,234

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2015, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$76,634 (R$72,946 as at December 31, 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)). The balances as of December 31, 2015 and 2014 were R$387,279 and R$318,973, respectively.

22           Equity

(a)         Authorized Capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 as of December 31, 2014), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2015 (683,509,869 in December 31, 2014), held as follows:

	December 31, 2015		December 31, 2014
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	199,719,739	29,22%	169,000,272	24.73%
The Bank Of New York ADR Department (equivalent in shares) (*)	139,637,913	20,43%	170,351,902	24.92%
Other	627,932	0,09%	633,410	0.09%

	683,509,869	100,00%	683,509,869	100.00%

(*)       Each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2015
Profit for the year	536,279
(-) Legal reserve - 5%	(26,814)

509,465

Minimum mandatory dividend – 25% (R$0.1863 per share)	127,366

On April 30, 2015, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$252,304, for the 2014 fiscal year. Therefore, the amount of R$37,846 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2014 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in June 2015.

The Company proposed dividends as interest on capital in the amount of R$127,366, corresponding to R$0.1863 per common share, net of withholding income tax of R$11,074, to be resolved on the Shareholders’ Meeting to be held on April 29, 2016.

The Company declared dividends payable as interest on capital in the amount of R$127,366, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$22,527 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$11,074.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$11,074 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2015, totaling R$127,441, refers to the amount of R$127,366 declared in 2015, net of withholding income tax and R$75 declared in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)         Capital reserve

The capital reserve includes tax incentives and donations received by the company and was fully capitalized in 2014.

(e)          Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(f) Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2015 and 2014, the balance of investment reserve totaled R$3,273,580 and R$2,914,008, respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by law;

d) in incorporation to the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(g)      Allocation of profit for the year

		2015
Profit
(+)	Profit for the year	536,279
(-)	Legal reserve – 5%	26,814
(-)	Minimum mandatory dividends	127,366
(-)	Additional proposed dividends	22,527
Investment reserve recorded in 2015		359.572

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$359,572 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(h)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(i)       Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2015 and 2014.

	G1	G0	Total

Balance as of December 31, 2014	4,880	(394,628)	(389,748)
Actuarial gains (losses) for the year (Note 20 (b))	60,590	(24,224)	36,366
Balance as of December 31, 2015	65,470	(418,852)	(353,382)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

23           Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2015	2014

Equity attributable to Company’s owners	536,279	902,983
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.78	1.32

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

24          Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)    Result

	2015
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	5,045,541	3,901,284	3,336,716	12,283,541
Gross sales deductions	(322,562)	(249,410)	-	(571,972)
Net operating income	4,722,979	3,651,874	3,336,716	11,711,569
Costs, selling and administrative expenses	(3,462,057)	(2,088,065)	(3,263,808)	(8,813,930)
Income from operations before other operating expenses, net and equity accounting	1,260,922	1,563,809	72,908	2,897,639
Other operating income / (expenses), net				143,755
Equity accounting				2,597
Financial result, net				(2,456,462)
Income from operations before taxes				587,529
Depreciation and amortization	589,066	484,966	-	1,074,032

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	4,896,657	4,008,678	2,918,036	11,823,371
Gross sales deductions	(335,498)	(274,657)	-	(610,155)
Net operating income	4,561,159	3,734,021	2,918,036	11,213,216
Costs, selling and administrative expenses	(3,929,755)	(2,511,295)	(2,855,516)	(9,296,566)
Income from operations before other operating expenses, net and equity accounting	631,404	1,222,726	62,520	1,916,650
Other operating income / (expenses), net				(3,488)
Equity accounting				(2,453)
Financial result, net				(635,866)
Income from operations before taxes				1,274,843
Depreciation and amortization	526,876	477,595	-	1,004,471

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2015	2014

Gross revenue from construction recognized under ICPC 1 (R1) (a)	3,336,716	2,918,036
Construction costs recognized under ICPC 1 (R1) (a)	(3,263,808)	(2,855,516)

Construction margin	72,908	62,520

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 14 (c) and (f).

(ii)    Intangible

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2015	December 31, 2014
Intangible asset:
Water supply	11,811,976	10,289,735
Sewage services	14,253,815	13,492,613

Segment assets for reportable segments	26,065,791	23,782,348

Other intangible assets	2,447,835	2,197,178

Total intangible assets	28,513,626	25,979,526

There are no liabilities allocated to the reportable segments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

25          Operating Revenue

(a)    Revenue from water and sewage services:

	2015	2014

Metropolitan region of São Paulo	6,021,949	6,235,276
Regional Systems (i)	2,924,876	2,670,059
Total (ii)	8,946,825	8,905,335

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)       The gross operating revenue from water and sewage, totaling R$8,946,825, not including construction revenue, increased by R$41,490, or 0.5%, when compared to the R$8,905,335 recorded in 2014.

The main factors responsible for the increase were the 6.5% repositioning tariff index since December 2014, 15.2% tariff adjustment (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015 and the application of Contingency Tariff, with a R$499,730 impact in 2015.

The increase in gross operating revenue was mitigated by higher bonus granted within the Water Consumption Reduction Incentive Program, with a R$926,057 impact in 2015, (R$376,414 in 2014) and the decrease of 6.8% in the Company’s total billed volume.

  SABESP’s Incentive Program for Reduction of Water Consumption (Bonus)

On October 22, 2014, ARSESP published the Resolution nº 514 which approves the bonus by consumption reduction levels for SABESP’s Incentive Program to Reduce Water Consumption.

The bonus by consumption reduction levels during the effectiveness period of the Incentive Program for Reduction of Water Consumption was as follows:

(a) Thirty percent (30%) bonus for users whose monthly consumption decreased by at, least, twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(b) Twenty percent (20%) bonus for users whose monthly consumption exceeds or is equal to fifteen percent (15%) and lower than twenty percent (20%) in relation to the average consumption in the period between February 2013 and January 2014.

(c) Ten percent (10%) bonus for users whose monthly consumption exceeds or is equal to ten percent (10%) and lower than fifteen percent (15%) in relation to the average consumption of the period between February 2013 and January 2014.

The bonus by consumption reduction levels has been applied to all the municipalities that currently already receive such bonus over the water and sewage collected amounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Such measure included residential, commercial, industrial and public until December 2015.

The bonus for 2015 was R$926,057 (R$376,414 in 2014).

In December 2015, Resolution no. 615 was published, authorizing the extension of the validity of SABESP’s Water Consumption Reduction Incentive Program to December 31, 2016. The update of the reference consumption to obtain the bonus was also approved.

For bills with consumption metered after February 1, 2016, the update of the reference consumption for the calculation of the bonus was authorized applying a factor of zero point seven eight (0.78) to average consumption between February 2013 to January 2014.

The other rules and conditions of the Program not amended by this Resolution were maintained, including regarding the scaling of the 10%, 20% and 30% bonus ranges, according to the savings made considering the updated reference consumption.

The extension applies to all municipalities currently receiving the bonus, as a result of the abovementioned Program.

  Adoption of contingency tariff

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014, as follows:

(i)         40% addition over the tariff amount, applicable to the water consumption to exceed until 20% of average; or

(ii)       100% addition over the tariff amount, applicable to the water consumption to exceed more than 20% of average.

All the users are subject to the contingency tariff, including those with firm demand contracts, except for the following cases:

(i)         those with water monthly consumption lower than or equal to 10 m³; and

(ii)       hospitals, first-aid clinics, nursing homes, police stations, prisons, detention facilities and centers of Fundação CASA (social and educational treatment center for adolescents).

The contingency tariff was valid for consumption measured as of the publication of Resolution until December 31, 2015, totaling R$499,730 in 2015.

In December 2015, ARSESP published Resolution no. 614, which provides for the extension of the validity of ARSESP Resolution no. 545, as well as the criteria, rules and conditions established therein for SABESP to charge the contingency tariff, aiming reducing water consumption due to the severe scarcity of water resources.

The current criteria, rules and conditions for the application of the contingency tariff by SABESP were maintained. The validity was extended to December 31, 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)   Reconciliation between gross operating income and net operating income:

	2015	2014

Revenue from water and sewage services	8,946,825	8,905,335
Construction revenue (Note 14 (c))	3,336,716	2,918,036
Sales tax	(571,972)	(610,155)
Net revenues	11,711,569	11,213,216

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

26          Operating Costs and Expenses

	2015	2014
Operating costs
Salaries and payroll charges	1,503,383	1,494,147
Pension obligations	75,247	47,855
Construction costs (Note 14 (c))	3,263,808	2,855,516
General supplies	172,561	191,723
Treatment supplies	269,294	261,205
Outside services	791,156	856,960
Electricity	815,164	597,454
General expenses	369,213	404,367
Depreciation and amortization	1,000,937	926,372
	8,260,763	7,635,599

Selling expenses
Salaries and payroll charges	237,848	236,109
Pension obligations	9,761	6,225
General supplies	3,692	4,549
Outside services	247,687	252,628
Electricity	770	579
General expenses	86,064	86,590
Depreciation and amortization	9,883	10,339
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	2,420	139,589
	598,125	736,608

Administrative revenue (expenses)
Salaries and payroll charges	182,215	180,845
Pension plan	185,206	158,114
GESP reimbursement – benefits paid (Note 10 (a) (vii))	(696,283)	-
General supplies	2,340	5,861
Outside services	123,802	205,341
Electricity	1,596	1,032
General expenses	11,467	228,737
Depreciation and amortization	63,212	67,760
Tax expenses	81,487	76,669
	(44,958)	924,359

Operating costs and expenses
Salaries and payroll charges	1,923,446	1,911,101
Pension plan	270,214	212,194
GESP reimbursement – benefits paid (Note 10 (a) (vii))	(696,283)	-
Construction costs (Note 14 (c))	3,263,808	2,855,516
General supplies	178,593	202,133
Treatment supplies	269,294	261,205
Outside services	1,162,645	1,314,929
Electricity	817,530	599,065
General expenses	466,744	719,694
Depreciation and amortization	1,074,032	1,004,471
Tax expenses	81,487	76,669
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	2,420	139,589
	8,813,930	9,296,566

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

27           Financial Income (Expenses)

	2015	2014
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(326,315)	(272,975)
Interest and charges on borrowings and financing – foreign currency (ii)	(127,352)	(92,180)
Other financial expenses (iii)	(149,902)	(104,060)
Income tax over international remittance	(20,389)	(14,334)
Inflation adjustment on borrowings and financing (iv)	(171,735)	(98,309)
Inflation adjustment on Sabesprev Mais deficit	(1,529)	(1,169)
Other inflation adjustments (v)	(20,594)	(10,597)
Interest and inflation adjustments on provisions (vi)	(41,916)	(118,669)
Total financial expenses	(859,732)	(712,293)

Financial income
Inflation adjustment gains (vii)	166,887	91,930
Income on short-term investments (viii)	170,551	202,898
Interest income (ix)	44,358	125,757
Cofins and Pasep	(7,947)	-
Other (x)	21,385	2,147
Total financial income	395,234	422,732

Financial income (expenses), net before exchange rate changes	(464,498)	(289,561)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (xi)	(1,992,019)	(345,105)
Other exchange rate changes	(720)	(625)
Exchange gains	775	(575)
Exchange rate changes, net	(1,991,964)	(346,305)

Financial income (expenses), net	(2,456,462)	(635,866)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)      Expenses related to local currency-denominated borrowings and financing interest increased mainly due to the variation of the floating interest rates that remunerate these contracts. The main variations were in the average CDI rate and in the long-term interest rate (TJLP), of 13.2% and 7.0%, respectively, in 2015 (10.8% and 5.0%, respectively, in 2014). The debt balance also increased due to the 19th Debenture Issue in June 2014.

(ii)    The increase in expenses related to foreign currency-denominated borrowings and financing interest mainly reflect the increased balance of debt due to the appreciation of the US dollar and the yen, of 47.0% and 45.9%, respectively, in 2015 (13.4% appreciation of the US dollar and 0.4% depreciation of the yen, in 2014).

(iii)   Other financial expenses increased, especially due to the adjustment of the PPP agreement of Sistema Produtor Alto Tietê – CAB, in the amount of R$13.6 million, present value adjustment of court-ordered debt payments, in the amount of R$10.7 million and the startup of SPE Sanevap São José dos Campos in January 2015, in the amount of R$8.6 million. After the start-up, pursuant to CPC 20 (R1), the interest rates appropriated to the payment to SPEs are recognized as financial expense

(iv)   The inflation adjustments derives from increase in the indexes defined in the loan agreements, such as TR and IPCA, corresponding to 1.8% and 10.7%, respectively, in 2015 (0.9% and 6.4%, respectively, in 2014). The exposures to these rates are shown in Note 5.1 (e).

(v)          Other inflation adjustments expenses are mainly adjustments to liabilities referring to investment commitments required by private-public partnerships, program contracts which are indexed by IPC/FIPE and IPCA/IBGE of 11.1% and 10.7%, respectively, in 2015 (5.2% and 6.4%, respectively, in 2014).

(vi)   The variation mainly derives from the lower monetary restatement in 2015 due to the revision of the estimate of likelihood of loss of the provisions for risks.

(vii)  The variation mainly derives from the monetary restatement of the agreement with the government of the state of São Paulo, entered into in 2015 (Note 10 (a) (vii)), the monetary restatement of the escrow deposits by the INPC/IBGE, which varied 10.9% in 2015, versus 6.3% in 2014 and the monetary restatement of agreements paid in installments.

(viii) The decrease was due to the reduced average balance of financial investments in 2015 versus 2014.

(ix)   Decrease mainly due to lower recognition of interest on agreements and installment payments in 2015.

(x)     R$19 million increase in other revenue, R$14 million of which from the appreciation of the 2,221,000 CTEEP shares transferred to SABESP as part of the payment agreed with the state government; and R$5 million from the receipt of dividends related to these shares.

(xi)   Higher expenses mainly reflect the increase in the debt balance due to the US dollar and the Yen appreciation, of 47.0% and 45.9%, respectively, in 2015 (13.4% of US dollar and 0.4% depreciation of the Yen in 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

28          Other Operating Income (expenses), net

	2015	2014

Other operating income, net (i)	190,840	109,329
Other operating expenses (ii)	(47,085)	(112,817)

Other operating income (expenses)	143,755	(3,488)

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

(i)         Other operating income increased by R$81.5 million, mainly due to sale of properties, in the amount of R$48 million and higher amounts received from the Hydrographic Basin Depollution Program, in the amount of R$41 million.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically   unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

(ii)        Other operating expenses decreased by R$65.7 million, mainly due to higher provision for the write-off of works, projects and obsolete assets in 2014, totaling R$58.8 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

29          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2015 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,337,822	921,402	238,360	1,345,403	3,842,987
Contractual obligations - Investments	1,955,717	2,208,859	1,130,238	6,295,689	11,590,503
Total	3,293,539	3,130,261	1,368,598	7,641,092	15,433,490

The main commitment refers to São Lourenço PPP. See Note 14 (h).

30          Supplemental cash flow information

	2015	2014

Total additions to intangible assets as (Note 14 (b))	3,604,442	3,236,781

Items not affecting cash (see breakdown below)	(1,207,090)	(577,924)

Total additions to intangible assets as per statement of cash flows	2,397,352	2,658,857

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (e))	466,544	278,265
Contractors payable	(57,041)	48,547
Program contract commitments	136,543	62,250
Public Private Partnership – São Lourenço PPP (Note 14 (h))	548,978	22,245
Leases	36,877	104,097
Construction margin (Notes 14 (f) and 24)	72,908	62,520
Other	2,281	-
Total	1,207,090	577,924

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

31           Events after the reporting period

  Santa Isabel

Since January 4, 2016, SABESP has become responsible for providing sanitation services in Santa Isabel, a municipality with more than 50,000 inhabitants. The agreement, signed on August 5, 2015, is valid for 30 years.

  Authorization to increase the water outflow limit in the Cantareira System

The Water National Agency– ANA and DAEE, authorized, since February 2016, the increase in the water outflow in the Cantareira System, from 13.5 m³/s in October 2015 to 23 m³/s.

  Memorandum of understanding with the municipalities of Guarulhos and Mauá

In January 2016, the Company entered into a Memorandum of Understanding with the municipalities of Guarulhos and Mauá, in order to prepare studies and evaluations to govern commercial relations and debts between the municipalities and the Company.

  Extraordinary partial amortization of the 19th Debenture Issue

On March 30, 2016, the Company will partially amortize the outstanding debentures of the 19th Issue upon payment of 60% of the Nominal Unit Value of the Debentures, totaling R$300,000, plus remuneration, pro rata temporis, from the last date of payment of remuneration and other charges due and unpaid, to March 30, 2016, without any increase received as premium. The payment of the extraordinary partial amortization will include all outstanding debentures, proportionally, using the procedures adopted by CETIP S.A. - Mercados Organizados ("CETIP"), for debentures electronically deposited at the CETIP, or the procedures to be indicated by Itaú Unibanco S.A., as bookkeeper, for the debentures not deposited electronically at the CETIP.

  Request to cancel the Bonus and the Contingency Tariff

On March 24, 2016, the Board of Directors authorized the Company to request with ARSESP the cancellation, based on consumption metered after May 1, 2016, of the Water Consumption Reduction Incentive Program by means of a Bonus in Water and Sewage Bills – Bonus, as well as the Contingency Tariff levied on water bills. On the same date, the Company filed this request with ARSESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2015.

São Paulo, March 24, 2016.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2015.

São Paulo, March 24, 2016.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2015  and based on analysis conducted, additional clarifications rendered by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting Firm of Deloitte Touche Tohmatsu, dated March 24, 2016, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders’ Meeting.

São Paulo, March 24, 2016.

HUMBERTO MACEDO PUCCINELLI

JOALDIR REYNALDO MACHADO

JOSÉ ALEXANDRE PEREIRA DE ARAÚJO

MASSAO FÁBIO OYA

RUI BRASIL ASSIS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2015

To the Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo

1.       PRESENTATION

The Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp is a statutory body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission – SEC, the Committee performs its duty as Sabesp’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual Shareholders’ Meeting held on April 30, 2014, Messrs. Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna were re-elected as members of the Board of Directors and at the Board of Directors’ Meeting of May 14, 2014 they were reallocated as members of the Committee, and Mr. Jerônimo Antunes was also reallocated as expert member, as the Committee’s coordinator.

2.      ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 27, 2015 and March 24, 2016, the Committee held 24 meetings. These meetings involved Sabesp’s officers, superintendents and managers. The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities. The main activities performed were:

•         Review, approval and supervision of the Internal Audit’s work plan;

•         Approval of Fraud Risk Assessment work plan;

•         Monitoring of provisions and legal contingencies;

•         Monitoring of corporate risk management activities;

•         Monitoring of compliance activities;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         Assessment and monitoring of Internal Controls efficacy;

•         Monitoring of verifications and complaints received via the Complaints Channel;

•         Supervision of independent auditor’s performance;

•    Monitoring of implementation of action plans, deriving from recommendations of Internal and Independent Auditors;

•    Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations implementation;

•    Monitoring of the reporting process of financial statements, in conformity with the applicable laws and the good corporate governance practices; and

•    Review of the Quarterly Financial Information, the Annual Management Report, the Financial Statements and the 20-F Form.

The Committee held three meetings jointly with Sabesp’s Fiscal Council to review the Quarterly Financial Information for the quarters ended March 31 and September 30, 2015 and the Financial Statements for the fiscal year ended December 31, 2015.

3.      RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.      ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by Sabesp to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

Sabesp’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all Sabesp’s areas, internal control procedures and practices and if they have been effectively applied.

Deloitte Touche Tohmatsu Auditores Independentes is the audit firm in charge of analyzing the financial statements and issue an opinion as to their preparation in conformity with the accounting practices adopted in Brazil. In addition, as a result of its review of internal controls in order to issue an opinion on the financial statements, the Independent Auditor issues a report of recommendations on the accounting practices and internal controls.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

5.      ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditor.

The Audit Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Audit Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2015.

6.       EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce Sabesp’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission – CVM and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and as listed at the NYSE, the compliance with the standards issued by SEC and the Sarbanes-Oxley Act.

The Audit Committee held meetings with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2015.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

The Audit Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB and the standards issued by SEC and the Sarbanes-Oxley Act.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

7.       CONCLUSIONS

During conduction of works, the Committee has not identified any situation, which could affect the objectivity and independence of Deloitte Touche Tohmatsu Auditores Independentes in relation to Sabesp. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between Deloitte Touche Tohmatsu Auditores Independentes and Sabesp that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2015.

The Committee also states that it did not identify any relevant divergence between Sabesp’s Management, the Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu and the Committee itself in relation to the financial statements for the fiscal year ended December 31, 2015.

The Committee’s opinions and judgments rely on information provided by Sabesp, particularly from Management, the Accounting and Legal Superintendence, Internal Audit and other oversight boards, besides its Independent Registered Public Accounting Firm (Deloitte Touche Tohmatsu Auditores Independentes). In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2015 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 24, 2016.

Jerônimo Antunes Coordinator and Financial Expert	Reinaldo Guerreiro Member	Francisco Vidal Luna Member

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

CAPITAL BUDGET

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.